Form 20-F
period 2025-12-31
Currenc Group Inc.
filed 2026-04-30
CIK 1862935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41079

CURRENC GROUP INC.

(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

410 North Bridge Road,

Spaces City Hall,

Singapore 188726, Singapore

(Address of principal executive office)

Alexander King Ong Kong

Chief Executive Officer

410 North Bridge Road,

Spaces City Hall,

Singapore 188726, Singapore

Email: investors@currencgroup.com

Tel: +65 6407-7362

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	CURR	The Nasdaq Stock Market LLC

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 76,611,444 Ordinary Shares outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

Commencing after June 30, 2025, Currenc Group Inc. (“we”, “us”, the “Company”) is relying on our status as a foreign private issuer, which allows us to file our Annual Report on Form 20-F, which is reserved for foreign companies, with the U.S. Securities and Exchange Commission (“SEC”).

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 20-F (the “Annual Report”), other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “should,” “could,” “would,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “seek,” “continue,” or other similar words. We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements regarding our expectations as to:

●	our ability to complete the Proposed Merger with Animoca Brands and the proposed sale of the Tranglo business;
●	significant dilution to existing shareholders resulting from the Proposed Merger;
●	our ability to maintain the listing of our Ordinary Shares on Nasdaq;
●	our future financial performance and ability to maintain revenue growth and appropriately plan expenses;
●	our ability to keep pace with rapid technological developments, including AI;
●	our exposure to cyberattacks, data breaches, and system interruptions;
●	our ability to comply with evolving regulatory requirements and maintain requisite licenses;
●	our ability to manage growth and expansion into new geographic regions;
●	intense competition from other companies in the industries in which we operate;
●	impact from known and unknown litigation, including the Ripple Labs Singapore Pte. Ltd. claims;
●	unauthorized disclosure of sensitive information or failure to comply with data protection laws;
●	attraction and retention of qualified employees and key personnel;
●	our ability to protect our intellectual property rights and corporate reputation;
●	changes in economic, political, or social conditions in markets where we operate; and
●	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the section of this Annual Report entitled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statements in this Annual Report should not be regarded as a representation by us that our plans and objectives will be achieved. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequence to or effects on us or our business or operations. We assume no obligations to update any such forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider all the following risk factors, together with all of the other information included or incorporated by reference in this Annual Report, including the consolidated financial statements and the accompanying notes and matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” in evaluating an investment in our ordinary shares, par value US$0.0001 per share (“Ordinary Shares”). For the avoidance of doubt, the following risk factors apply to the business and operations of Currenc and our consolidated subsidiaries. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. We may face additional risks and uncertainties that are not presently known to us or that we currently deem immaterial, which may also impair our business, cash flows, financial condition and results of operations. Statements in this section are based on our beliefs and opinions regarding matters that could materially adversely affect us in the future and are not representations as to whether such matters have or have not occurred previously.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Currenc and our subsidiaries.

Risks Related to the Proposed Transactions

The due diligence undertaken by us in connection with our Proposed Merger with Animoca Brands is ongoing and, when completed, may not reveal all relevant considerations or liabilities related to those assets, which could have a material adverse effect on our financial condition or results of operations.

On November 2, 2025, we entered into a non-binding term sheet (the “Term Sheet”) with Animoca Brands Corporation Limited (together with its subsidiaries, “Animoca Brands”) in relation to a business combination between us and Animoca Brands wherein we would acquire 100% of the issued shares of Animoca Brands by way of an Australian scheme of arrangement (the “Proposed Merger”). Under the proposed structure, as consideration, shareholders of Animoca Brands would collectively own approximately 95% of the issued shares in the resulting entity, and our current shareholders would hold approximately 5%. We expect to authorize a dual-class share structure in connection with the transaction, and following closing, our board of directors (the “Board”) is expected to include nominees of both companies. The parties currently expect, if the Proposed Merger is completed, that the combined company would operate under the Animoca Brands name.

The due diligence undertaken by us in connection with the Proposed Merger is currently ongoing and may not have revealed all relevant facts that may be necessary to evaluate such acquisition. The information provided to us in connection with our diligence may be incomplete or inaccurate. As part of the diligence process, we have also made subjective judgments regarding the results of operations and prospects of the assets. If the due diligence investigations fail to correctly identify material issues and liabilities that may be present we may incur substantial losses in the future. In addition, we may be subject to significant, previously undisclosed liabilities that were not identified during the due diligence processes and which may have a material adverse effect on our financial condition or results of operations.

We must obtain certain shareholder, regulatory and court approvals in order to complete the Proposed Merger; if such approvals are not obtained or are obtained with conditions, the Proposed Merger may be prevented or delayed or the anticipated benefits of the Proposed Merger could be reduced.

Consummation of the Proposed Merger is subject to conditions, including, among others:

●	the approval by the Animoca Brands shareholders of the Proposed Merger;
●	the approval of the Scheme by the Federal Court of Australia (or such other competent court agreed by us and Animoca Brands);
●	the absence of any law, order or injunction that would prohibit, restrain or make illegal the Proposed Merger;
●	the receipt of regulatory approvals;
●	the accuracy of the representations and warranties and compliance with the respective covenants of the parties, subject to specified materiality qualifiers; and
●	no events having occurred that would have a material adverse effect on Animoca Brands or us.

Completion of the Proposed Merger is conditioned upon the receipt of certain governmental authorizations, consents, orders or other approvals, including (i) approvals, clearances, filings or expiration or termination of waiting periods required in relation to the Animoca Brands under antitrust laws of Australia and (ii) approval by the Federal Court of Australia (or such other competent court agreed to by us and Animoca Brands). No assurance can be given that the antitrust/competition approvals will be obtained.

Our existing shareholders will have a reduced ownership and economic interest in us after the Transactions.

After the completion of the Proposed Merger, our shareholders will own a significantly smaller percentage of our Ordinary Shares than they currently own. Upon the closing of the Proposed Merger, Animoca Brands’ shareholders will collectively own 95% of the outstanding shares of the merged entity and our shareholders will collectively own 5% of the outstanding shares of the merged entity.

Animoca Brands is privately held and its securities are not publicly traded.

Animoca Brands is privately held and its securities are not publicly traded. Therefore, observable market prices are not available to corroborate valuation inputs. As a result, the valuation for the Proposed Merger relies on management judgment and unobservable inputs, including with respect to Animoca Brands’ portfolio companies and digital assets; the values we ascribe may differ materially from values that could be derived from an active market or from subsequent realizations, which could result in post-closing volatility in our reported results (including fair value measurements, purchase accounting or impairment charges) and in the trading price of our Ordinary Shares.

Further, Animoca Brands does not currently have historically prepared financial statements audited to U.S. public-company standards and timelines. Any required audit could be time-consuming and costly, could identify material adjustments, and could delay, condition or prevent completion of the Proposed Merger. If completed, we will be required to consolidate or otherwise report Animoca Brands’ financial information in our SEC filings; limitations in the availability, timeliness or quality of such information could adversely affect our ability to provide reliable guidance and could negatively impact investor confidence and the market price of our Ordinary Shares. If the valuation we ascribe to Animoca Brands proves materially inaccurate, we could incur losses or impairments, our results of operations could be adversely affected, and the market price of our Ordinary Shares could decline after closing. There can be no assurance that the anticipated benefits of the Proposed Merger will be realized on the expected timeline or at all, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and the market price of our Ordinary Shares.

SEC investor bulletin regarding reverse mergers may drive down the market price of our Ordinary Shares.

On June 9, 2011, the SEC issued an investor bulletin in which it explained the process by which a company becomes a public company by means of a reverse merger, described the potential risks of investing in a reverse merger company and detailed recent enforcement actions taken by it against certain reverse merger companies. The investor bulletin raised specific concerns with respect to foreign companies that access the U.S. markets through the reverse merger process. The SEC investor bulletin could lead investors in our Ordinary Shares to sell their shares and may cause other investors not to invest in us, thus driving down the market price of our Ordinary Shares or making it more difficult for us to raise funds in the future.

The proposed sale of our Tranglo business may not be completed on the terms or the timeline announced, if at all, and we may fail to realize some or all of the potential benefits of the proposed separation.

On January 2, 2026, we announced that our wholly owned subsidiary, Seamless Group Inc. (“Seamless”), has entered into a definitive share purchase agreement (the “Tranglo Share Purchase Agreement”), governed by the laws of Malaysia, to sell its 60% controlling interest in Tranglo Sdn. Bhd. (“Tranglo”) to New Margin Holding Limited (“New Margin”). Additionally, Ripple Labs Singapore Pte. Ltd exercised its right to join the sale of Tranglo on January 23, 2026 and, as a result, we will only sell 60% of our 60% controlling interest in Tranglo, or 36%. Pursuant to the Tranglo Share Purchase Agreement, New Margin will acquire 100,465 ordinary shares of Tranglo from Seamless for an aggregate purchase price of US$400 million (the “Tranglo Transaction”), with US$200 million payable on the closing of the Tranglo Transaction and US$200 million due ninety (90) days after the closing of the Tranglo Transaction. Closing of the Tranglo Transaction is subject to certain conditions, which include securing regulatory approval and any third party consents. The completion of the Tranglo Transaction is subject to regulatory requirements in Malaysia, including approvals that may be required from Bank Negara Malaysia in connection with Tranglo’s status as a licensed money services business. Depending on the structure of the transaction, the proposed change in shareholders may require prior approval and/or notification, including an assessment of New Margin under applicable laws. There can be no assurance that such approvals will be obtained in a timely manner or at all, and any delay or failure to obtain the necessary approvals by the long-stop date may result in the termination of the Tranglo Share Purchase Agreement. In addition, Ripple Labs Singapore Pte. Ltd is also a judgment creditor of Seamless and may pursue enforcement actions in Malaysia, which could affect the timing, structure or completion of the Tranglo Transaction. If closing conditions have not been satisfied or waived by the parties by September 30, 2026, the Tranglo Share Purchase Agreement will automatically terminate. The proposed sale of our Tranglo business may not be completed on the terms or the timeline announced, if at all, and we may fail to realize some or all of the potential benefits of the proposed separation.

Executing the Proposed Merger and the Tranglo Transaction will require significant amounts of time and effort, which could divert management attention

Executing the Proposed Merger and the Tranglo Transaction (the “Transactions”) will require significant amounts of time and effort, which could divert management attention, disrupt the activities of our employees and have negative implications for our relationships with our customers and other third parties. We also expect to incur additional costs and expenses in connection with the Transactions. The Transactions are complex, and completion of the Transactions, and the timing of its completion, will be subject to a number of factors and conditions. The complexity and magnitude of the restructuring and regional integration efforts associated with the Transactions are significant and will continue to result in substantial costs. The Transactions may divert management’s attention from overseeing and exploring opportunities that may be beneficial to our businesses and operations and, as such, adversely affect our businesses and operations and harm our results of operations, financial condition or cash flows and the market value of our shares. The restructuring and integration processes could cause an interruption of, or loss of momentum in, other activities, and our failure to meet the challenges involved in successfully selling the Tranglo business, could adversely affect our ability to sell the Tranglo business and our business financial condition, results of operations, and cash flows. Further, unanticipated developments could delay, prevent or otherwise adversely affect the Transactions, including disruptions in general or financial market conditions, material adverse changes in business or industry conditions, unanticipated costs and potential problems or delays in obtaining various regulatory and tax approvals or clearances. There can be no assurances regarding the ultimate timing or structure of the Transactions or that we will be able to complete the Transactions on the terms or on the timeline that was announced, if at all. In the event that the Transactions are not completed, we will have incurred and may continue to incur, certain significant non-recurring costs related to the Transactions without realizing the anticipated benefits.

If the Transactions are completed, we may not be able to achieve the full strategic and financial benefits that are expected to result from the Transactions. An inability to realize some or all of the anticipated benefits, as well as any delays encountered in the process, could have an adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance that the value of our Ordinary Shares will be equal or exceed the value that our Ordinary Shares might have been had the Transactions not occurred.

Although we announced our intention to conduct various transactions, including the Proposed Merger with Animoca Brands and the sale of our Tranglo business to New Margin, we may elect not to pursue any potential transactions, we may be unable to complete any potential transactions on favorable terms or at all and our process could adversely affect our businesses, results of operations and financial condition.

If we elect not to, or are unable to, complete any transactions with Animoca or our Tranglo business, or we complete any transactions on unfavorable terms, we may suffer negative publicity, our businesses may suffer, our results of operations, financial condition or cash flows may be adversely affected and the market value of our shares may fall. The transaction process may be costly, time-consuming and complex, and we may incur significant legal, accounting and advisory fees and other expenses, some of which may be incurred regardless of whether we successfully enter into any transactions. Moreover, the proposed transactions could cause disruptions in, and create uncertainty surrounding, our business, including affecting our business relationships with existing and future customers, suppliers and employees, which could have an adverse effect on our results of operations and financial condition, potentially making it more difficult to successfully complete any transactions on favorable terms. Even if we successfully consummate one or more transactions, we or the surviving company may fail to realize all or any of the anticipated benefits of any such transactions, such benefits may take longer to realize than expected or we or the surviving company may be exposed to other operational and financial risks.

The market price for our Ordinary Shares following the completion of the proposed transactions may be affected by factors different from, or in addition to, those that have historically affected or currently affect the market price for our Ordinary Shares.

Upon completion of the proposed transactions with Animoca and New Margin, our business, financial condition and results of operations will be affected by factors that are different from those currently affecting our business, financial condition or results of operations. Accordingly, the future market price and performance of our Ordinary Shares is likely to be different from the market price and performance of our Ordinary Shares in the absence of the proposed transactions. Factors that caused a fluctuation in the market price of our Ordinary Shares may not cause the same or similar fluctuations in the market price for our Ordinary Shares following completion of the proposed transactions.

Risks Related to Our Business, Industry, and Operations

We may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services.

Rapid, significant and disruptive technological changes continue to impact the industries in which we operate, including developments in electronic and mobile wallets and payments, money transfer, payment card tokenization, social commerce (i.e., e-commerce through social networks), authentication, virtual currencies, blockchain technologies, machine learning and artificial intelligence, or AI. We cannot predict the effects of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties for the development of and access to new technologies. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful. In addition, our ability to adopt new services and develop new technologies may be inhibited by industry-wide standards, new laws and regulations, resistance to change from consumers or merchants, or third parties’ intellectual property rights. Our success will depend on our ability to develop new technologies and adapt to technological changes and evolving industry standards.

We face significant competition in the markets in which we operate, and we may fail to successfully compete against current or future competitors.

We compete in a large number of markets characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. Money transfer and electronic payment services compete in a concentrated industry, with a small number of large competitors and a large number of small, niche competitors. Our competitors include domestic and regional mobile wallets, money transfer (customer-to-customer and customer-to-business) specialists, providers of digital payment solutions, traditional financial institutions, other well-established companies (such as social media platforms or applications) that develop electronic payment services, third parties that host electronic payment services, billers offering their own electronic payment services and other financial institutions.

We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers. Some of these companies have a longer operating history, greater financial resources and substantially larger customer bases than we do. Some of these companies may also be tied to established banks and other financial institutions and may therefore offer greater liquidity and generate greater consumer confidence in the safety and reliability of their services than ours. Some of these companies link digital payment solutions to their other existing services, such as social media platforms or applications, and such synergies may help them develop their customer bases more effectively than us, especially where these existing services have been successful for a considerable period of time and have already gained customer confidence and reliance. All of the above competitors may devote greater resources than we do to the development, promotion and sale of products and services, and they may be more effective in introducing innovative products and services. Mergers and acquisitions by or among these companies may lead to even larger competitors with more resources. Failure to keep pace with our competitors would hinder our growth.

We also expect new entrants to offer competitive products and services. For example, established banks and other financial institutions, existing social media platform and application service providers and other financial technology, or fintech, startups that have yet to provide digital payment services could develop such technologies and enter the market. Companies already operating digital payment services in other Asian countries could also quickly enter into the region where we operate.

Certain merchants have longstanding preferential or near-exclusive relationships with our competitors to accept payment cards and/or other services that we offer. These exclusive or near-exclusive relationships may make it difficult or cost prohibitive for us to gain additional market share with respect to these merchants. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will suffer serious harm.

We may also face pricing pressures from competitors. If we fail to price our services appropriately relative to our competitors, consumers may not use our services, which could adversely affect our business and financial results. For example, the number of our transactions in certain key corridors where we face intense competition could be adversely affected by increasing pricing pressures between our money transfer services and those of some of our competitors, which could adversely affect our financial results. Our competitors have at times offered special foreign exchange rate promotions on their global money transfer services in order to attract business which has negatively impacted our business. On the other hand, if we reduce prices in order to more effectively compete in these corridors, this could also adversely affect our financial results.

Our accumulated deficit, recurring net losses and net capital deficit raise substantial doubt about our ability to continue as a going concern, and our ability to continue as a going concern depends in part on improving our operating and financing conditions.

For the fiscal year ended December 31, 2025, we incurred a net loss of approximately $18.5 million and a loss from operations of approximately $7.9 million. As of December 31, 2025, we had an accumulated deficit of approximately $150 million and a net capital deficit of approximately $18.6 million. As a result, there is substantial doubt regarding our ability to continue as a going concern, and our audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2025 include disclosure regarding substantial doubt about our ability to realize our assets and discharge our liabilities in the normal course of business and to continue as a going concern. Our financial statements were prepared assuming that we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and satisfy our liabilities in the normal course of business.

Our ability to continue as a going concern is dependent, in part, on our ability to improve our operating conditions and raise additional capital through equity offerings, debt financings or other strategic transactions. Our business plans consider, among others, cost management, issuance of ordinary shares and convertible promissory notes, and renewal and expansion of our loan facilities. Since October 2025, we have entered into a Securities Purchase Agreement with New Margin Holding Limited providing for the issuance of up to $33 million in convertible promissory notes and warrants, of which $28.6 million remained available as of December 31, 2025. We have also settled approximately $66.8 million of outstanding obligations through the issuance of Ordinary Shares to creditors and related parties. In addition, in January 2026 we obtained a $1.5 million bridge loan and announced the proposed sale of our 60% controlling interest in Tranglo Sdn. Bhd. for $400 million in cash, subject to customary closing conditions and regulatory approvals. Although our management intends to continue to pursue these plans, there can be no assurance that we will be successful in obtaining sufficient funding on acceptable terms or achieving profitability. If we cannot continue as a going concern, we may have to limit or cease our operations or liquidate our assets, in which case our shareholders may lose some or all of their investment in us.

Our operations are dependent on our proprietary and external technology platforms and comprehensive ecosystems, and any systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services could result in harm to our business and our brand, loss of users, customers and partners and subject us to substantial liability.

Our systems and those of our third-party service providers, including data center facilities, may experience hardware breakdown, service interruptions, computer viruses, denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, or other events.

Moreover, when too many customers connect to our platform within a short period of time, we have in the past and may in the future experience system interruptions that render our platforms temporarily unavailable and prevent us from efficiently completing payment transactions. Our systems are also subject to break-ins, sabotage, and acts of vandalism. While we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning does not account for all possible scenarios and eventualities.

We have experienced and will likely continue to experience denial-of-service attacks, system failures, and other events or conditions that interrupt the availability or reduce the speed or functionality of our products and services. In addition, we may need to incur significant expenses to repair or replace damaged equipment and to remedy data loss or corruption as a result of these events. A prolonged interruption in the availability or reduction in the speed or other functionality of our products or services could also materially and permanently harm our reputation, business and revenue. Frequent or persistent interruptions in our products and services could cause merchants, partners and users to believe that our products and services are unreliable, leading them to switch to our competitors or to stop using our products and services. Moreover, to the extent that any system failure or similar event causes losses to our customers or their businesses, these customers could seek compensation from us and those claims, even if unsuccessful, together with potential regulatory investigations, would likely be time-consuming and costly for us to address, and could divert management’s attention from operating our business.

Some of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Our agreements with some of our partners require us to indemnify them for losses resulting from any disruption in our services. As a result, our financial results may be significantly harmed.

If we fail to recruit new remittance partners and users or retain our existing remittance partners and users, our business and revenue will be harmed.

We must continually recruit new partners, merchants and users and retain existing partners, merchants and users in order to grow our business. Our ability to do so depends in large part on the success of our marketing efforts, our ability to enhance our services and our overall operating performance, to keep pace with changes in technology and our competitors and to expand our marketing partnerships and disbursement network.

We have invested in software and technology in the past, and we expect to continue to spend significant amounts to acquire new partners, merchants and users and to keep existing remittance partners, merchants and users loyal to our service. We cannot assure you that the revenue from each partner, merchant and user we acquire will ultimately exceed the marketing, technology and development and promotion costs associated with acquiring them. We may not be able to acquire new partners, merchants and users in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher expenses in order to acquire new partners, merchants and users. If the level of usage by our existing partners, merchants and users declines or does not continue as expected, we may suffer a decline in revenue. A decrease in the level of usage would harm our business and revenue.

Our development of new and evolving technologies, such as AI, may present risks and challenges that can impact our business, including by posing cybersecurity and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability.

We may use and integrate AI into our business processes both in our own development and implementation of models and through the adoption of commercially available tools. Use of this technology could pose cybersecurity, data privacy, IT, intellectual property, regulatory, legal, operational, competitive, reputational and other risks and challenges that could affect our business. Specifically, risks related to bias, AI hallucinations, discrimination, harmful content, misinformation, fraud, scams, targeted attacks such as model poisoning or data poisoning, surveillance, data leakage, loss of consensus reality, inequality, environmental harms, and other harms may flow from our development, use, or deployment of AI technologies. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain processes to help ensure that AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The development of AI models requires resources for design, development, testing and maintenance. We must also endeavor to implement AI in accordance with applicable law and regulation, in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. If we enable or use models that contain actual or perceived biases, or otherwise draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability. In addition, the use of AI technologies can give rise to intellectual property risks, including the disclosure or compromise of our confidential information or other proprietary intellectual property through the use of generative AI tools, or the ability to assert or defend ownership rights in intellectual property created with the use of generative AI tools.

Further, various federal regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. If we develop or use AI systems that are governed by these laws or regulations, we will need to meet higher standards of data quality, transparency, and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. We may also be subject to significant enforcement or litigation in the event of any perceived non-compliance. Our vendors may in turn incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. In addition, the use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries, which could impact us and our vendors. The integration of AI systems, by us or by our vendors, may increase cybersecurity risk. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Our business depends on our strong and trusted brands, and any failure to maintain, protect and enhance our brands would harm our business.

The brands under which we operate our business, including Tranglo Sdn. Bhd. (together with its subsidiaries, “Tranglo”) and PT WalletKu Indompet Indonesia (together with its subsidiaries, “WalletKu”), are important to our business. Our brands are predicated on the idea that partners, merchants and users will trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting and enhancing our brands are critical to expanding our base of partners, merchants and users, as well as increasing engagement with our products and services. This will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry, our company, our controlling shareholder, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve partners’, merchants’ and users’ complaints, our privacy and security practices, litigation, regulatory activity, the experience of partners, merchants and users with our products or services, and changes in the public opinion of us, could harm our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; technological delays or failures; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers or other counterparties. If we do not successfully maintain strong and trusted brands, our business could be materially and adversely affected.

Our services must integrate with a variety of operating systems, networks and devices.

We are dependent on the ability of our products and services to integrate with a variety of operating systems and networks. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could seriously harm the levels of usage of our products and services. We also rely on bank platforms to process some of our transactions. If there are any issues with or service interruptions in these bank platforms, users may be unable to have their transactions completed in a timely manner or at all, which would have a material adverse effect on our business and results of operations. In addition, our hardware interoperates with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our hardware or software with such networks and devices and require modifications to our hardware or software. If we are unable to ensure that our hardware or software continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected.

We are experiencing ongoing rapid change and significant growth in our business and we may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

Our business has become increasingly complex as we have expanded the number of platforms that we operate, the jurisdictions in which we operate, the types of products and services we offer, and the overall scale of our operations. We have significantly expanded and expect to continue to expand our headcount, office facilities, technology infrastructure and corporate functions. Failure to continue to do so could negatively affect our business. Further, we plan to continue expanding into new geographic regions, and we currently face and will continue to face risks entering markets in which we have limited or no experience and in which we may not be well-known. Offering our services in new geographic regions often requires substantial expenditures and takes considerable time, and we may not be successful enough in these new geographies to recoup our investments in a timely manner or at all. Moreover, the jurisdictions in which we operate are diverse and fragmented, with varying levels of economic and infrastructure development, and often do not operate efficiently across borders as a single or common market. We may be unable to attract a sufficient number of merchants, partners or users, fail to anticipate competitive conditions, or face difficulties in operating effectively in these new markets. Accordingly, our efforts to expand our global operations may not be successful, which could limit our ability to grow our business. Managing our growing businesses across these emerging markets requires considerable management attention and resources. Should we choose to expand into additional markets, these complexities and challenges could further increase. Each market presents its own unique challenges, and the scalability of our business is dependent on our ability to tailor our content and services to this diversity. In addition, the pace of regulatory change in the various jurisdictions in which we operate has been, and is expected to continue to be, rapid, while the impact and consequences of such change on our operations and our level of risk may be difficult to anticipate.

As a result of the pace of change in the types of products and services we offer and the number of jurisdictions in which we operate, we face the risk that our management and employees may not have the capacity to appropriately attend to all necessary aspects of our business. For example, our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, or be fully effective to identify, monitor, manage and remediate key risks. Additionally, our risk detection systems may be subject to a “false positive” risk detection rate, potentially making it difficult to identify real risks in a timely manner.

Further, as our business has grown and our service offerings have evolved, certain of our processes and systems have continued to rely on manual inputs which are more prone to errors and faults than more automated processes. There is a risk that the pace of our automation and systemization of these manual processes will be insufficient to prevent significant operational, reporting and regulatory errors.

Our growing multi-market operations also require certain additional costs, including costs relating to staffing and managing cross-border operations; logistics; increased costs and difficulty protecting intellectual property and sensitive data; tariffs and other potential trade barriers; differing and potentially adverse tax consequences; increased and conflicting regulatory compliance requirements, including with respect to data privacy and security; lack of acceptance of our products and services; challenges caused by distance, language, and cultural differences; exchange rate risk; and political instability. Moreover, we may become subject to risks associated with:

●	recruiting and retaining talented and capable management and employees in various markets;
●	challenges caused by distance, language and cultural differences;
●	providing products and services that appeal to the tastes and preferences of users in multiple markets;
●	implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market;
●	maintaining adequate internal and accounting control across various markets, each with its own accounting principles that must be reconciled to U.S. GAAP upon consolidation;
●	currency exchange rate fluctuations;
●	protectionist laws and business practices;
●	complex local tax regimes;
●	potential political, economic and social instability; and
●	higher costs associated with doing business in multiple markets.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we fail to successfully identify and manage any of the above or other significant changes facing the business, or to identify and manage the risks to which we are or may be exposed, or successfully respond to technological developments in the industry, we may experience a material adverse effect on our business, financial condition and results of operations.

Our cross-border payment and money transfer services are exposed to foreign exchange risk.

The ability of our subsidiaries to effect cross-border payments and money transfers may be restricted by the foreign exchange control policies in the countries where we operate.

For example, Malaysia’s foreign exchange policies support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of the Central Bank of Malaysia (Bank Negara Malaysia) (“BNM”) via a set of foreign exchange administration rules (“FEA Rules”). The FEA Rules, which monitor and regulate both residents and non-residents currently provide that non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time, including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event Malaysia or any other country where we operate introduces any foreign exchange restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries.

The exchange control law in Indonesia provides that money transfer operators shall only make transfers to operators that are licensed in their respective jurisdictions. The arrangement between Indonesian money operators and their foreign counterparts is subject to approval if it exceeds a certain threshold (US $25,000) from Bank Indonesia, the central bank of Indonesia. Further, a party wishing to convert an amount of Indonesian Rupiah into foreign currency that exceeds certain thresholds is required to submit certain supporting documents to the bank handling the foreign exchange conversion, including the underlying transaction documents and a duly stamped statement confirming that the underlying transaction documents are valid and that the foreign currency will only be used to settle the relevant payment obligations. For conversions not exceeding the threshold, the person only needs to declare in a duly stamped letter that their aggregate foreign currency purchases have not exceeded the monthly threshold set forth in the Indonesian banking system.

Acquisitions, partnerships, joint ventures, entries into new businesses, and divestitures could disrupt our business, divert management attention and harm our financial conditions.

We have in the past engaged in acquisitions and partnerships. In the future, we may engage in similar ventures, including joint ventures, new businesses, mergers and other growth opportunities such as the purchase of assets and technologies, especially as we expand into new markets. Acquisitions, partnerships or joint ventures and the subsequent integration of new companies or businesses require significant attention from our management, in particular to ensure that the corporate action does not disrupt any existing collaborations, or affect our users’, partners’ and merchants’ opinions and perceptions of our services and customer support. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to receiving the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant government authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.

In January 2026, we entered into the Tranglo Share Purchase Agreement to dispose of a controlling interest in Tranglo. In November 2025, we announced a non-binding term sheet to acquire Animoca Brands. See “Item 4. Information on the Company” for further details.

The acquisition of Animoca Brands and the subsequent integration of it and future acquired businesses into our existing business, has required in the past and will require in the future significant attention from our management, in particular to ensure that the acquisitions or partnerships do not disrupt any existing collaborations, or affect our users’, partners’ and merchants’ opinions and perceptions of our services and customer support. Whether we realize the anticipated benefits from these acquisitions or partnerships depends, to a significant extent, on the integration of the target businesses into our group, the performance and development of the underlying services or technologies, our correct assessment of assumed liabilities and the management of the relevant operations. We may not be able to successfully integrate these businesses or products and the integration may divert our management’s focus from our core business and result in disruption to our normal business operations. The diversion of our management’s attention and any difficulties encountered in the integration could have a material adverse effect on our ability to manage our business. See “—Risks Related to the Proposed Transactions” for more information.

Unauthorized disclosure of sensitive or confidential merchant, partner or user information or our failure or the perception that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with merchants, partners and users.

We collect, store, process, and use large amounts of personal information and other sensitive data in our business. A significant risk associated with our industry is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws, which differ from jurisdiction to jurisdiction. The protection of our merchant, partner, user and company data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential information, such as names, addresses, personal identification numbers, payment card numbers and expiration dates, bank account information, purchase histories and other data.

Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and our security measures may fail to prevent security breaches. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our merchants or partners, could damage our reputation, expose us to litigation risk and liability, require us to expend significant funds to remedy problems and implement measures to prevent further breaches, subject us to regulatory scrutiny and potential fines or other disciplinary actions, subject us to negative publicity, disrupt our operations and have a material adverse effect on our business and standing with merchants, partners and users.

Failure to deal effectively with fraud, fictitious transactions, failed transactions or negative customer experiences would increase our loss rate and harm our business, and could severely diminish merchant, partner and user confidence in and use of our services.

We have in the past experienced, and may in the future continue to experience instances of fraud, fictitious transactions, failed transactions and disputes between senders and recipients. We also incur losses for claims that the transaction was fraudulent, made from erroneous transmissions or from closed bank accounts or have insufficient funds in them to satisfy payments.

If losses incurred by us relating to fraud, fictitious transactions and failed transactions become excessive, they could potentially result in the termination of our relationships with merchants, partners or users. In such case, the number of transactions processed through our platforms could decrease substantially and our business could be harmed. We are similarly subject to the risk of fraudulent activity associated with merchants, partners and third parties handling our user information. We have taken measures to detect and reduce the risk of fraud, but these measures need to be continually improved and may not be effective against new and continually evolving forms of fraud or in connection with new product offerings. If these measures do not succeed, our business could be materially and adversely affected.

We have a limited operating history in new and evolving markets and our historical results may not be indicative of our future results.

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses. Our history of operating each of our businesses together is relatively short: WalletKu was launched in November 2017 and was acquired by us in July 2018; we acquired Tranglo in November 2018; and we plan to acquire Animoca Brands in 2026. As these businesses are expanding rapidly, our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties of early stage companies operating in fast evolving high-tech industries in emerging markets. Some of these risks and uncertainties relate to our ability to:

●	retain existing partners, merchants and users, attract new partners, merchants and users, and increase their engagement and monetization;
●	maintain growth rates across our platforms in multiple markets;
●	maintain and expand our network of domestic, regional and global industry value chain partners;
●	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services;
●	anticipate and adapt to changing partner, merchant and user preferences;
●	increase awareness of our brand;
●	adapt to competitive market conditions;
●	maintain adequate control of our expenses; and
●	attract and retain qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

Our business model may change in the future and we may provide services that are not currently provided or planned for in our strategies.

We operate in a highly competitive and fast evolving industry which requires us to constantly make changes depending on industry dynamics, the regulatory environment and our partners’, merchants’ and users’ needs. We may have to change our current business model for our business to cope with such changes and we cannot guarantee that our current business model will remain the same going forward. For example, our acquisition of Tranglo in November 2018 moved us into the upstream payment processing business where we can provide switching services and our July 2018 acquisition of WalletKu marked our entry into the mobile payment and airtime top-up businesses in Indonesia. Additionally, in 2025 we announced the expansion of our AI-driven investments and sustainable infrastructure, focusing on high-growth opportunities in AI data centers, fintech, and green energy through the CURR-ARC AI Fund 1 while Currenc Power Corp developed and operated energy-efficient, AI data centers from its strategic base in Malaysia. Furthermore, we cannot assure you that our business model, as it currently exists or as it may evolve, will enable us to become profitable or to sustain operations.

Our risk management system may not be adequate or effective in all respects.

Management of our operational, legal and regulatory risks requires us to, among other things, develop and implement policies and procedures to properly record and verify a large amount of data. We collect and process certain personal data of our users, including, among others, identification information, email addresses, passwords, as well as billing information, such as credit card numbers, full names, billing addresses, and phone numbers. While we have taken steps to verify the source and authenticity of such data, our security and screening measures could be compromised and fail to detect false or wrongful information. We cannot guarantee that our measures to verify the authenticity of such information will be adequate. Failure or the ineffectiveness of these systems could subject us to penalties or sanctions by the relevant regulatory authority in the respective jurisdiction, such as under anti-money laundering and counter-terrorist financing laws and regulations, and have a material and adverse effect on our business, financial condition and results of operations.

We offer payments, money transfer and other products and services to a large number of users, and we are responsible for vetting and monitoring these customers and determining whether the transactions we process for them are legitimate. Despite measures we have taken and continue to take, our payment system remains susceptible to potentially illegal or improper uses. These may include the use of our payment services in connection with fraudulent sales of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud.

When our products and services are used to process illegitimate transactions, and we settle those funds to merchants, partners and users and are unable to recover them, we suffer losses and liability. These types of illegitimate transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments and money transfer services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments and money transfer services, we face an inherent trade-off between security and customer convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. In addition, when we introduce new services, focus on new business types, or begin to operate in markets where we have a limited history of fraud prevention, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We require a significant amount of pre-funding in each market that we operate in order to facilitate our real-time foreign exchange services; insufficient pre-funding may result in an inability to complete real-time money transfer or exchange services on behalf of our customers.

To facilitate our foreign exchange transfer and cash pick-up services, in each of the jurisdictions we operate, we are pre-funded in U.S. dollars by our business-to-business (“B2B”) partners such as WISE, plc (“WISE”) and Singapore Telecommunications Limited (“Singtel”). The pre-funding amount that we request and its timeframe is determined from our business operations and estimates that are made based on past practices, and hence may not be accurate or sufficient to meet actual needs. If there is insufficient pre-funding, we typically will not complete the money transfer or exchange, and the transaction will therefore be delayed. If we are unable to correctly predict our estimates or take measures to cover pre-funding shortage, we may not be able to complete the money transfer or exchange for our customers and as a result, our operations, reputation and business could be adversely affected.

Increased adoption of the funding process Tranglo offers, which relies on XRP, may reduce our remittance revenue and our business, financial condition and results of operations may be materially adversely affected.

The pre-funding mechanism Tranglo offers, that relies on XRP pre-funding, generates lower transaction fees and foreign exchange gains for Tranglo. For the year ended December 31, 2025, the average transaction fee take rate and the foreign exchange gain take rate for remittance flows that used XRP pre-funding, as measured in Ringgit, were 0.26% and 0.1%, respectively. Accordingly, for the same total processing value (“TPV”) processed, the average revenue generated from the XRP pre-funded remittance transactions was similar to that from fiat currency pre-funded transactions. As additional customers of Tranglo adopt the XRP funding mechanism to lower their costs, Tranglo will experience reduced revenue from transaction fees and foreign exchange gains. We anticipate that these fee savings will help Tranglo capture more market share and increase the total number and transaction value of the transactions processed. However, there can be no assurance that the increase in the total number and transaction value of the transactions processed will generate enough revenue to offset the impact of the lower fees charged, and if they do not, our business, financial condition and results of operations may be materially adversely affected.

Our strategic partner, Ripple Labs Singapore Pte. Ltd., owns 40% of Tranglo and pursuant to a certain Shareholders’ Agreement, has certain contractual rights that could temporarily disrupt Tranglo’s existing business or prevent our ability to expand it.

Ripple Labs Singapore Pte. Ltd. owns 40% interest in Tranglo. There is a Shareholders’ Agreement between our subsidiary, Seamless, and Ripple Labs Singapore Pte. Ltd. that governs the operations of Tranglo. Pursuant to the Shareholders’ Agreement, Ripple Labs Singapore Pte. Ltd. is entitled to appoint two members of the Tranglo board of directors. On November 2, 2023, one of the directors (the “Investor Director”) appointed by Ripple Labs Singapore Pte. Ltd. resigned from Tranglo’s board of directors. The parties amended the Shareholders’ Agreement on November 7, 2023 to reflect the resignation of the Investor Director, and to waive the requirement for at least one (1) Investor Director to be included in the quorum of the meetings or adjourned meetings of the board of directors of Tranglo and its subsidiaries. While Seamless has a right to appoint a majority of the directors serving on the Tranglo board of directors, certain matters require the cooperation, or in some cases, approval by Ripple Labs Singapore Pte. Ltd. Ripple Labs Singapore Pte. Ltd.’s interests may not be the same as, or may conflict with, the interests of us or our shareholders. Tranglo cannot undertake certain actions or transactions without the consent of Ripple Labs Singapore Pte. Ltd., including but not limited to:

●	an initial public offering;
●	any determinations with respect to merger or sale of the whole or a substantial part of the assets;
●	changes to the capital structure;
●	a change in the nature or scope of the business;
●	incurrence of certain amount of debt;
●	any declaration or payment of any dividends or other distribution of profits;
●	entering into any joint venture, partnership or profit sharing arrangement with any person and any amendment to the terms of such venture, partnership or arrangement;
●	variation of any rights attaching to any shares in the capital of Tranglo or making of any call upon monies unpaid in respect of any issued shares;
●	introduction or revision of any share option plan;
●	save for the issuance of shares or the grant of options in connection with or pursuant to any duly approved and established share option scheme or plan;
●	repurchase of shares other than pursuant to any duly approved and established share option scheme or plan(s); and
●	any related party transactions that exceed a certain amount of value.

These limitations could result in disagreements between us and Ripple Labs Singapore Pte. Ltd. In the event of an unresolved disagreement between the shareholders, the Shareholders’ Agreement provides for means through which a deadlocked topic will be resolved, including through arbitration.

As a result, our ability to take certain actions may temporarily be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the Shareholders’ Agreement, except in accordance with its terms, which would require the consent of Ripple Labs Singapore Pte. Ltd. See “—Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders’ Agreement.”

We are subject to risks associated with our Deed of Guarantee and the terms of thereof may contractually limit our ability to incur additional indebtedness.

Our subsidiary, Seamless, entered into that certain deed of guarantee, dated as of May 25, 2023, by and among Seamless, Regal Planet Limited and Kong King Ong Alexander, as guarantors, and Ripple Labs Singapore Pte. Ltd. (the “Deed of Guarantee”), pursuant to which Seamless will be a guarantor of GEA Limited (“GEA”), its wholly-owned subsidiary, in connection with the GEA Master XRP Commitment, as defined in “—Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Related Party Transactions—Master XRP Commitment to Sell Agreement between Ripple Labs Singapore Pte. Ltd. and GEA. Master XRP Commitment to Sell Agreement between Ripple Labs Singapore Pte. Ltd. and GEA”, and each Line of Credit Addendum related thereto, between Ripple Labs Singapore Pte Ltd. and GEA. The amount guaranteed under such Deed of Guarantee is $30.4 million as of December 31, 2025. The current amounts outstanding can be declared immediately due and payable by Ripple Labs Singapore Pte. Ltd. and Ripple Labs Singapore Pte. Ltd. may make additional advances to GEA from time to time pursuant to the GEA Master XRP Commitment, which additional advances will also be guaranteed pursuant to the Deed of Guarantee. Seamless’ obligation with respect to the guarantee was expected to terminate six months after the consummation of the business combination (the “Business Combination”) contemplated by the business combination agreement, dated as of August 3, 2022, among INFINT Acquisition Corporation, a Cayman Islands exempted company (“INFINT”), FINTECH Merger Sub Corp., a Cayman Islands exempted company incorporated with limited liability and wholly owned subsidiary of INFINT (“Merger Sub”), and Seamless Group Inc., a Cayman Islands exempted company incorporated with limited liability (“Seamless”) (the “Business Combination Agreement”) which closed on August 30, 2024 (the “Closing”). However, we have not yet fulfilled our obligations under the Deed of Guarantee.

The Deed of Guarantee requires us to comply with certain financial and operational covenants, including maintaining a ratio of current assets to current liabilities of 0.86; a ratio of cash to current assets of 0.58; and a ratio of cash to current liabilities of 0.68. In addition, until terminated, the Deed of Guarantee restricts us from conducting any business which would materially affect our guarantee. As a result, we may be restricted in incurring additional indebtedness and will be required to maintain cash levels in a way that could negatively affect our business and results of operations. Further, Ripple Labs Singapore Pte. Ltd. is seeking legal action to enforce our unfulfilled obligations under the Deed of Guarantee. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Ripple Litigation.”

We rely upon the Internet infrastructure, data center providers and telecommunications networks in the markets where we operate.

Our business depends on the performance and reliability of the Internet infrastructure and contracted data center providers in the markets where we operate. We may not have access to alternative networks or data servers in the event of disruptions or failures of, or other problems with, the relevant Internet infrastructure. In addition, the Internet infrastructure, especially in the emerging markets where we operate, may not support the demands associated with continued growth in Internet usage.

We rely on third parties in many aspects of our business, including, among others:

●	networks, banks, payment processors and payment gateways that link us to bank clearing networks to process transactions;
●	third parties that provide certain outsourced customer support and product development functions, which are critical to our operations; and
●	third parties that provide facilities, infrastructure, components and services, including data center facilities and cloud computing.

We use third-party data center providers for the storing of data related to our business. We do not control the operation of these facilities and rely on contracted agreements to govern their performance. The owners of the data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center providers is acquired by another party, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible lengthy service interruptions in connection with doing so. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our business could adversely affect our reputation and adversely affect the user experience. Interruptions in our services might reduce our revenue, subject us to potential liability, and materially and adversely affect our business.

We also rely on major telecommunication operators in the markets where we operate to provide us with data communications capacity primarily through local telecommunications lines and data centers to host our servers. We and our users may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by the telecommunications operators to us and our users. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be significantly reduced. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may cause our revenue to decline.

The third parties that we rely on to process transactions may fail or refuse to process transactions adequately. Any of the third parties we use may breach their agreements with us, refuse to renew these agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competing services. Financial or regulatory issues, labor issues, or other problems that prevent these third parties from providing services to us or our customers could harm our business. If our service providers do not perform satisfactorily, our operations could be disrupted, which could result in customer dissatisfaction, damage our reputation, and harm our business.

We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.

Our business involves the collection, storage, processing, and transmission of personal and financial data, including cryptocurrency transactions and names, addresses, email addresses, tax identification numbers, credit card numbers and bank account numbers, as well as information about how consumers interact with our payments platform, all of which may be accessed by some of our employees. Our reputation depends on the reliability of our payments platform as a secure way to make payments. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data, client data or end-user data, disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and may not be recognized or detected until after they have been launched against a target. In addition, a significant portion of our workforce works in a remote or hybrid capacity. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. We expect that unauthorized parties will continue to attempt to gain access to our systems or facilities through various means, including hacking into our systems or facilities or those of our clients, partners, or vendors, or attempting to fraudulently induce (for example, through spear phishing attacks or social engineering) our employees, clients, partners, vendors, or other users of our systems into disclosing usernames, tax identifications, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems. Although we have systems in place to protect us against such attacks, these systems may become overwhelmed depending on the extent or sophistication of such an attack or may otherwise provide insufficient protection.

Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, phishing and social engineering schemes, could compromise the confidentiality, availability, and integrity of our systems, as well as the data they contain. Threats may also derive from human error, fraud or malice of employees or third-party service providers, accidental technological failure or insufficient internal controls, including the ongoing challenge of managing employee access controls to our encrypted database and other information technology systems. Any integration of AI in our or any third party’s operations is expected to pose new or unknown cybersecurity risks and challenges. We do not maintain insurance coverage to protect against cybersecurity risks. Although we have developed systems and processes designed to protect our data and client and consumer data and to prevent data loss and other security breaches, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures provide absolute security.

We may experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities, or other irregularities, and we may not have adequate internal processes for identifying and reporting cybersecurity breaches, which may lead to suspension or interruption of our services as a result of any of the above issues.

Actual or perceived breaches of our security or malfunction in our software could, among other things:

●	interrupt our operations;
●	result in our systems or services being unavailable;
●	result in improper disclosure of data;
●	materially harm our reputation and brands;
●	result in significant regulatory scrutiny and legal and financial exposure;
●	cause us to incur significant remediation costs;
●	lead to loss of confidence in, or decreased use of, our services;
●	divert the attention of management from the operation of our business;
●	result in significant compensation or contractual penalties from us to our clients and their business partners or customers as a result of losses to them or claims by them; and
●	adversely affect our business and results of operations.

In addition, any cyberattacks or data security breaches affecting companies that we acquire or our clients, partners, payment processors or vendors (including data centers, cloud computing services, software as service providers, and others) could have similar negative effects. Actual or perceived vulnerabilities or data breaches have led and may lead to claims against us. We expect to expend significant additional resources to protect us against security or privacy breaches, and may be required to redress eventual problems caused by breaches. We also expect to expend significant resources to maintain compliance with applicable data protection laws in a constantly evolving regulatory landscape, in particular insofar as data protection laws evolve for data that is shared between parties or systems located in different jurisdictions.

The digital wallet market in Asia is developing, and the expansion of our business depends on the continued growth of digital wallets, as well as increased availability, quality and usage of mobile devices and the Internet in Asia.

Our future revenues depend substantially on users’ widespread acceptance and use of mobile devices and the Internet as a way to transmit money and conduct commerce. Rapid growth in the use of mobile devices and the Internet (particularly as a way to transfer funds, provide and purchase products and services) is a relatively recent phenomenon in some of the jurisdictions in which we operate and we cannot assure you that the current level of acceptance and usage will continue or increase. Furthermore, if the penetration of mobile devices and Internet access in the less developed countries in which we operate do not increase quickly, it may limit our potential growth, particularly in regions with low levels of Internet quality and access and/or low levels of income.

Mobile devices penetration and Internet penetration in less developed countries in which we operate may never reach the levels seen in more developed countries due to factors that are beyond our control, including the lack of necessary network infrastructure, economic and political development, access to affordable mobile devices or delayed development of enabling technologies, performance improvements and security measures. The infrastructure for the Internet in such countries may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may impede improvements in Internet reliability in such countries. If telecommunications services are not sufficiently available to support the growth of the Internet in such countries, user response times could be slower, which would reduce Internet usage and potentially decrease our user base. We also cannot predict whether users in these developing countries will have easy access to affordable mobile devices, and the lack thereof may decrease mobile penetration which would limit the growth of our user base. In addition, even if mobile devices and the Internet penetration in such countries increase, this may not lead to growth in e-Wallet transactions due to a number of factors, including lack of confidence from users in online security.

Furthermore, the rising price of Internet access and Internet-connected devices, such as personal computers, tablets, mobile phones and other portable devices, may limit our growth, particularly in countries or regions with low levels of income. Income levels in many countries in Southeast Asia are significantly lower than in the United States and other more developed countries, while prices of both portable devices and Internet access in certain countries in Southeast Asia are higher than those in more developed countries. Income levels in Southeast Asia may decline and device and access prices may increase in the future. Any of these factors could materially and adversely affect our ability to generate future revenues.

A significant change, material slowdown or complete disruption in international migration patterns could adversely affect our business, financial condition and results of operations.

Our money transfer business relies in part on international migration patterns, as individuals move from their native countries to countries with greater economic opportunities or a more stable political environment. A significant portion of money transfer transactions are initiated by immigrants sending money back to their native countries. Changes in immigration laws that discourage international migration and political or other events (such as war, terrorism or epidemics) that make it more difficult for individuals to migrate or work abroad could adversely affect the need for money transfer transactions and growth rate. Sustained weakness in global economic conditions could reduce economic opportunities for migrant workers and result in reduced or disrupted international migration patterns. Reduced or disrupted international migration patterns are likely to reduce the number of our money transfer transactions and therefore have an adverse effect on our results of operations.

We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

To maintain and grow our business, we will need to identify, hire, develop, motivate and retain highly skilled employees. Identifying, recruiting, training, integrating and retaining qualified individuals requires significant time, expense and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. We may also be subject to local hiring restrictions in certain markets, particularly in connection with the hiring of foreign employees, which may affect the flexibility of our management team. If our management team, including any new hires that we make, fails to work together effectively and execute our plans and strategies, or if we are not able to recruit and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected and our business and growth prospects will be harmed.

Competition for highly skilled personnel is intense, particularly in Southeast Asia where most of our business operations are located. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not be able to realize returns on these investments.

An increase in the use of credit cards or bank transfers, or an increase in the use of digital currencies, as a means of payment in the markets in which we operate, may result in lower growth or a decline in the use of our services.

Many of our users do not readily have access to credit card or bank transfer services, or may be unwilling to use credit cards for electronic transactions over the Internet, and require alternative methods for payment for online products and services. A significant increase in the availability, acceptance and use of credit cards, bank transfer services or digital currencies for online payments by consumers in the markets in which we operate could adversely affect the growth of our business, our financial condition and results of operations.

Customer complaints or negative publicity about our customer service could reduce usage of our products and services.

Customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our products and services. Breaches of our customers’ privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. Effective customer service requires significant expenses, which, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

We may not be able to protect our intellectual property rights.

We believe the protection of our intellectual property, including our trademarks, patents, copyrights, domain names, trade dress, and trade secrets, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality agreements with parties with whom we conduct business.

However, contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. Trademark, copyright, patent, domain name, trade dress and trade secret protection are expensive to maintain and may require litigation. Protecting our intellectual property rights and other proprietary rights is expensive and time-consuming and may not be successful in every jurisdiction. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. We have licensed certain of our proprietary rights, such as trademarks or copyrighted material, to others in the past, and expect to do so in the future. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Any failure to protect or enforce our intellectual property rights adequately, or significant costs incurred in doing so, could materially harm our business. In addition, the laws of some jurisdictions in which we operate may only provide us with a limited or variable extent of protection in relation to software and intellectual property rights.

As the number of products in the software industry increases and the functionalities of these products further overlap, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We may be required to enter into litigation to determine the validity and scope of the patents or other intellectual property rights of others. The ultimate outcome of any allegation is uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, require us to redesign our products, or require us to pay substantial amounts to satisfy judgments or settle claims or lawsuits or to pay substantial royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary licenses or other rights, or litigation or claims arising out of intellectual property matters, may materially and adversely affect our business.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We have in the past and may in the future require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our money transfer, airtime business and mobile payment businesses and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the money transfer and digital financial services industries. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity linked securities has in the past and may in the future result in dilution to our existing shareholders.

We are subject to risks related to litigation, including intellectual property claims, consumer protection actions and regulatory disputes. Legal proceedings against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), government investigations, and other proceedings involving intellectual property, consumer protection, privacy, labor and employment, immigration, import and export practices, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, and other matters.

We expect that the number and significance of our legal disputes and inquiries will increase as we grow larger, as our business expands in scope and geographic reach, and as our products and services increase in complexity.

In addition, some of the laws and regulations affecting the Internet, mobile commerce, payment processing, business financing, and employment did not anticipate businesses like ours, and many of the laws and regulations affecting us have been enacted relatively recently. As a result, there is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed or violated third-party intellectual property rights.

Regardless of the outcome, legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. Claimants have in the past and may in the future seek or provisional rulings in the course of litigation, including preliminary injunctions requiring us to cease some or all of our operations. We have in the past and may in the future become subject to such provisional rulings. We have in the past and may in the future decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms or at all and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of infringing technology, and doing so could require significant effort and expense or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations or pay substantial amounts to the other party and could materially and adversely affect our business.

In addition, the laws and regulations in many jurisdictions in Southeast Asia, including Indonesia, place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. For example, in Indonesia, direct and indirect foreign investment in e-money businesses is capped at 49%. If WalletKu wishes to continue growing its business with a floating fund exceeding IDR1,000,000,000 (approximately US $68,205), it may be required to restructure its ownership prior to submitting the application for an e-money license to Bank Indonesia in the future. The restructuring of WalletKu, if required, may impact our ability to consolidate our operations in Indonesia. Further, under Indonesian laws and regulations, any agreements containing statements by Indonesian shareholders that they hold shares in an Indonesian company for the benefit of a foreign beneficiary may be rendered void. Currently, WalletKu relies on a business partner, PT E2Pay Global Utama, to provide e-money services in Indonesia, and has no plans to submit an application for an e-money license there. If we are unable to successfully manage our expansion into the Indonesian e-money business, WalletKu’s future growth and business development in Indonesia may be materially and adversely effected.

We may also face heightened litigation, regulatory or other public scrutiny as a result of going public via a transaction with a special purpose acquisition company and other related transactions. For example, in connection with the Business Combination and after the divestiture of equity interests in certain entities at Closing (the “Divestitures”), Alexander King Ong Kong owns a majority of the outstanding shares of (i) TNG (Asia) Ltd., (ii) Future Network Technology Investment Co., Ltd., and (iii) GEA Holdings Limited (the “Divested Entities”), while remaining our largest shareholder. As a result of these ownership interests, we could be considered affiliates of the Divested Entities and creditors of the Divested Entities could seek to enforce liabilities of the Divested Entities against us. There can be no assurance that a creditor of the Divested Entities would not successfully be able to hold us liable for actions or debts of the Divested Entities, which could have a negative impact on our operations and financial condition.

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further details on specific legal proceedings for the fiscal year ended December 31, 2025.

The occurrence of a natural disaster, widespread health epidemic or other outbreaks could seriously harm our business, financial condition and results of operations.

Natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or other events, such as wars, acts of terrorism, political events, environmental accidents, power shortages or communication interruptions could seriously harm our business. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenue could be significantly reduced to the extent that a natural disaster, health epidemic or other major event harms the economies of Southeast Asia or any other jurisdictions where we may operate. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other major events.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Southeast Asia or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. Tax rules in jurisdictions we operate, particularly at the local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

We are a holding company and do not have any material assets other than the shares of our subsidiaries and any change in our ability to repatriate dividends or other payments from our subsidiaries could materially and adversely affect us.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly Tranglo and WalletKu. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Ordinary Shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “ –Risks Related to Investments Outside of the United States-Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. dollars.” In addition, since we rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments in the jurisdictions we operate could materially and adversely affect our liquidity, financial condition and results of operations.

We may cease to benefit from assets and licenses held by our subsidiaries that are critical to the operations of our business if our subsidiaries were to declare bankruptcy or become subject to dissolution or liquidation proceedings.

Our future success is significantly dependent upon the continued service of our executives and we do not have priority pledges and liens against the assets of our subsidiaries. If our subsidiaries undergo involuntary liquidation proceedings, third-party creditors may claim rights to some or all of their assets and we may not have priority against such third-party creditors on the assets and licenses of our subsidiaries. If our subsidiaries liquidate, we may take part in the liquidation procedures as a general creditor under the relevant statute or legal framework and recover any outstanding liabilities owed by our subsidiaries.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance.

We regularly review metrics, including the number of our merchants, partners and users and number of transactions, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platforms are used across large populations throughout Southeast Asia. For example, we believe that we cannot distinguish individual users who have multiple accounts. Our user metrics are also affected by technology on certain mobile devices that automatically run in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such accounts.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of our users were to occur, we may expend resources to implement business measures based on flawed metric or data, or fail to take proper actions to remedy an unfavorable trend. If partners or investors do not perceive our user, geographic, or other operating metrics to accurately represent our user base, or if we discover material inaccuracies in our user, geographic, or other operating metrics, our reputation may be seriously harmed.

Risks Related to Investments Outside of the United States

Changes in the economic, political or social conditions, government policies or regulatory developments in Asia could have a material adverse effect on our business and operations.

Some of our assets and operations are located in, and we derive substantially all of our revenue from Southeast Asia and are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Accordingly, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Southeast Asia generally. The Southeast Asian and global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, disposable income, interest rates, tariffs, taxation and currency exchange rates. Furthermore, the Southeast Asia economy differs from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Southeast Asia markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.

While the Southeast Asia economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in Southeast Asia, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of Southeast Asia. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. Many of the governments in Southeast Asia have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some Southeast Asia markets have historically experienced low growth in their gross domestic product, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to potential inflation in the markets in which we operate. While we have been able to absorb these costs as recent global inflationary pressure increased sharply and then moderated slightly, because staff costs represent a significant portion of our general expenses, and are expected to continue to do so as we expand our operations, higher labor rates may likely reduce our profitability and impair our ability to capture market share through aggressive pricing. In the past, some of the governments in Southeast Asia have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may lead to a decrease in economic activity in Southeast Asia, which may adversely affect our business, financial condition and results of operations.

In addition, some Southeast Asia markets have experienced, and may in the future experience, political and economic instabilities, which include but are not limited to strikes, demonstrations, protests, marches, coups d’état, guerilla activity, risks of war, terrorism, nationalism or other types of civil disorder, and regulatory changes such as nullification of contract, changes in interest rates or imposition of capital controls. These instabilities and any adverse changes in the socio-political or regulatory environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our user base.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm economies in Southeast Asia and the price of securities of companies operating in Southeast Asia, including the price of our Ordinary Shares.

The market for securities issued by us is influenced by economic and market conditions in Southeast Asia and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, our business in such markets may be harmed. The weakness in the global economy has, in the past, been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of global growth rates, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to fintech companies.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for our Ordinary Shares. The United Kingdom’s exit from the European Union, political developments there, on the European continent and in the United States, hostilities in Ukraine and elsewhere, including the Middle East, as well as potential crises and forms of political instability arising therefrom or any other unforeseen development, may harm our business and the price of our Ordinary Shares.

We have limited business insurance coverage.

Insurance products currently available in Asia are not as extensive as those offered in more developed regions. Consistent with customary industry practice in Asia, our business insurance is limited and we do not carry business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured damage to our platforms, technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect us.

The legal systems in Southeast Asia vary significantly from jurisdiction to jurisdiction. Some jurisdictions have a civil law system based on written statutes and others are based on common law. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Many of the markets in Southeast Asia have not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in many of the localities that we operate in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Each jurisdiction in Southeast Asia has enacted, and may enact or amend from time to time, laws and regulations governing mobile payment, money transfer, messages, applications, electronic documents and other content through the Internet. The relevant government authorities may prohibit the distribution of information through the Internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of local laws and regulations. If any of the information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we would not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, many of the legal systems in Southeast Asia are based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until sometime after the violation. In addition, any administrative and court proceedings in Southeast Asia may be protracted, resulting in substantial costs and diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in Southeast Asia and elsewhere that could restrict our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to address this regulation. For example, existing laws or new laws regarding the regulation of currency, money transfer, mobile payment, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to adversely affect our business model as well as products and services. Changes in current laws or regulations or the imposition of new laws and regulations in Southeast Asia or elsewhere regarding our industries may slow the growth of our industries and adversely affect our financial position and results of operations.

It will be difficult to acquire jurisdiction and enforce liabilities against our assets based in some Southeast Asian jurisdictions.

Some of our assets are located in Southeast Asia and most of our executive officers and present directors reside outside the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or most executive officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and executive officers under federal securities laws. Our Chairman and CEO, currently resides and will continue to reside in Hong Kong. There is uncertainty as to whether the courts of Hong Kong or the People’s Republic of China (“PRC”), respectively, would recognize or enforce judgments of U.S. courts against us or such directors predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Hong Kong or PRC courts would entertain original actions brought in the courts of Hong Kong or the PRC, against us or such persons predicated upon the securities laws of the United States or any state. Other senior staff, including the CEO and a majority of the management team of Tranglo and WalletKu reside outside the United States. Management has been advised that Indonesia, Malaysia and many of the other jurisdictions where we operate do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and some Southeast Asian jurisdictions, such as Indonesia, the Philippines and Malaysia, would permit effective enforcement of criminal penalties under the federal securities laws.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. dollars.

We operate in multiple jurisdictions, which expose us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in Indonesian Rupiah, Singapore Dollars, Malaysian Ringgit and U.S. dollars, among other currencies. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. We cannot assure you that central banks of the jurisdictions in which we operate will, or would be able to, intervene in the foreign exchange market in the future to achieve stabilization or other objectives, or that such intervention would be effective in achieving the intended objectives. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging market currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Restrictions on currency exchange in certain countries may limit our ability to receive and use our revenue effectively.

A large majority of our revenue and expenses are denominated in Singapore Dollars, Malaysian Ringgit, United States Dollars and Indonesian Rupiah. If revenue denominated in Singapore Dollars, Malaysian Ringgit, United States Dollars and Indonesian Rupiah increase or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our Ordinary Shares. In Malaysia, residents are allowed to buy or sell Ringgit against foreign currency with, amongst others, a licensed onshore bank (other than a licensed international Islamic bank) on a spot basis. In Indonesia, a party wishing to convert Indonesian Rupiah to foreign currency exceeding certain thresholds is required to submit certain supporting documents to the bank handling the foreign exchange conversion, including the underlying transaction documents and a duly stamped statement confirming that the underlying transaction documents are valid and that the foreign currency will only be used to settle the relevant payment obligations. For conversions not exceeding the threshold, the person only needs to declare in a duly stamped letter that its aggregate foreign currency purchases have not exceeded the monthly threshold set forth in the Indonesian banking system. We cannot guarantee that we will be able to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

The ability of our subsidiaries in certain countries to distribute dividends to us may be subject to restrictions under their respective laws.

We are a holding company, and our subsidiaries are located throughout Southeast Asia, including Malaysia, Indonesia and Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from our Indonesian subsidiary, WalletKu, is subject to a requirement to maintain a general reserve of at least 20% of the paid up capital of the subsidiary. Although there are currently no foreign exchange controls or other regulations which restrict the ability of our subsidiaries in Malaysia, Indonesia or Singapore to distribute dividends to us, the relevant regulations may change and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are a Cayman Islands exempted company.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement in the Cayman Islands of judgements or orders obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment or order of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment or order of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment or order has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment or order must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or other penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act, where the liabilities imposed by those provisions are penal in nature or otherwise contrary to Cayman Islands public policy. Ogier (Cayman) LLP has informed us that whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands to be unenforceable, due to it being penal, punitive in nature or otherwise, will be fact specific. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board or controlling shareholders than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 16G—Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in Singapore, Malaysia and Indonesia. In addition, most of our current directors and officers are nationals and residents of countries other than the United States, including China and Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore, Malaysia and Indonesia may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Related to the Regulatory Frameworks Applicable to Us

Our business is subject to extensive government regulation and oversight across various geographies and our status under these regulations may change.

We operate in a highly regulated industry that is rapidly evolving, which requires us to follow regulatory updates and act on a timely basis. We currently principally operate in Singapore, Malaysia and Indonesia, where our business and operations are subject to numerous governmental and industry regulators. Because the industries we operate in are relatively new in our markets, especially the money transfer, payment solutions and e-Wallet services industries, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving. Compliance with present or future regulation could be costly, and breaches or violations could expose us to substantial liability, force us to change our business practices or force us to cease offering our current services. Furthermore, regulators may require specific business continuity and disaster recovery plans and may conduct rigorous testing of such plans. Responding to such increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities. The implementation of new regulations or guidelines could require us to change the way we conduct our money service operator or other payment system operator services or the licenses that we require, incur new expenses or retain legal counsel or additional staff to ensure compliance with such regulations. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. See “Item 16G—Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law” for further details on applicable regulations.

We may fail to obtain, maintain or renew requisite licenses and approvals.

While we believe that we currently have all material licenses and approvals necessary to conduct our business, we may not be able to obtain all the licenses and approvals that may be deemed necessary to provide the products and services we plan to offer. Because the industries we operate in are relatively new in our markets, especially the money transfer services businesses, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving. This can make it difficult to know which licenses and approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We also believe that some of our business operations fall outside the scope of licensing requirements, or benefit from certain exemptions, making it not necessary to obtain certain licenses or approvals. We cannot be sure that our interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators.

As we expand our businesses, in particular our money service business, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in. If we fail to obtain, maintain or renew any required licenses or approvals or make any necessary filings or are found to require licenses or approvals that we believed were not necessary or we were exempted from obtaining, we may be subject to various penalties, such as confiscation of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of third-party arrangements, suspension of business activities, criminal prosecution and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We conduct money transfer transactions through agents in some regions that are politically volatile or, in a limited number of cases, that are subject to certain OFAC restrictions.

We conduct money transfer transactions through agents in some regions that are politically volatile or, in a limited number of cases, are subject to certain OFAC restrictions. While we are not aware of any such circumstances, it is possible that our money transfer services or other services could be used to facilitate violations of U.S. law or regulations. Such circumstances could result in increased compliance costs, regulatory inquiries, suspension or revocation of required licenses or registrations, seizure or forfeiture of assets and the imposition of civil and criminal fees and penalties on our part. In addition to monetary fines or penalties that we could incur, we could be subject to reputational harm that could have a material adverse effect on our business, financial condition and results of operations.

We are subject to anti-money laundering laws and regulations.

We are subject to various anti-money laundering, proliferation financing and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures, or delays in complying with federal, state or foreign anti-money laundering or counter-terrorist financing laws and regulations by us or our partners could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.

Regulators around the world have increased their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor international and domestic transactions. Regulators regularly re-examine thresholds of the number of transactions at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow our business could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product and service improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

Risks Related to Our Organization and Structure

We are an “emerging growth company,” and our reduced SEC reporting requirements may make our shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, such as an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our shares less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our shares less attractive as a result, there may be a less active, liquid and/or orderly trading market for our shares and the market price and trading volume of our shares may be more volatile and decline significantly.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations, particularly after we are no longer an “emerging growth company.”

As a result of the consummation of the Business Combination, we face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (the “PCAOB”), the securities exchanges, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices, impose additional reporting and other obligations on public companies. Compliance with public company requirements has increased costs and made certain activities more time-consuming. A number of those requirements have and will require us to carry out activities we have not done previously. For example, we have created Board committees and have adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements have been and will continue to be incurred. Furthermore, if any issues in complying with those requirements are identified, we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. It is also more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations have increased legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort towards ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We expect to continue to accept this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.” After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The increased expenses and administrative burdens as a public company, particularly after we are no longer an “emerging growth company,” could have an adverse effect on our business, financial condition and results of operations.

We will need to improve our operational and financial systems to support our expected growth, increasingly complex business arrangements, and rules governing revenue and expense recognition and any inability to do so will adversely affect our billing and reporting.

To manage the expected growth of our operations and increasing complexity, we will need to improve our operational and financial systems, procedures, and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will affect our manufacturing operations, customer billing and reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our customers, cause harm to our reputation and brand and could also result in errors in our financial and other reporting. We expect that complying with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These increased costs will increase our net loss and we cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

Our management has limited experience in operating a U.S.-listed public company.

Our management has limited experience in the management of a U.S.-listed public company. Our management team may not successfully or effectively manage our operations as a U.S.-listed public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the combined company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of U.S.-listed public companies. The development and implementation of the standards and controls necessary for the combined company to achieve the level of accounting standards required of a public company listed on a public exchange in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

As of June 30, 2025, we qualify as a foreign private issuer under the Exchange Act, as less than 50% of our outstanding Ordinary Shares are held by U.S. residents. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure.

As a foreign private issuer, we are required to file our annual reports on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, if you continue to hold Ordinary Shares and warrants, you may receive less or different information about our business and financials than you would receive about a U.S. domestic public company.

Even though we qualify as a foreign private issuer, we could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of the outstanding Ordinary Shares become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of our directors or officers are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we would no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors. Thus, although a director must act in our best interests, it is possible that fewer Board members will be exercising independent judgment and the level of board oversight on our management may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Ordinary Share issuances. We may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

We are a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Alexander King Ong Kong, our Chairman and CEO, beneficially owns approximately 57.0% of our issued and outstanding Ordinary Shares. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of its assets, election of directors and other significant corporate actions. As a result, we are and expect to continue to be a “controlled company” within the meaning of the Nasdaq Stock Market (“Nasdaq”) corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the Board consist of independent directors;
●	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

In the event we no longer qualify as a foreign private issuer, we may utilize these exemptions if we continue to qualify as a “controlled company.” If we were to utilize the controlled company exemption, we might not have a majority of independent directors and our Nominating and Corporate Governance and Compensation Committees might not consist entirely of independent directors and such committees might not be subject to annual performance evaluations. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association (“Articles”), by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal of the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Item 16G—Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board, or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders see “Item 16G—Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law”.

We may be a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors who own Ordinary Shares.

If we are or become a PFIC, for U.S. federal income tax purposes for any taxable year during which a U.S. Holder (a beneficial owner of Ordinary Shares or warrants, who or that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person) holds Ordinary Shares or warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. Our annual PFIC income and asset tests will be applied based on the assets and activities of the combined business. Whether we are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries’ assets. Further, whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to uncertainty. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year.

If we were treated as a PFIC, a U.S. Holder of Ordinary Shares or warrants may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a “qualified electing fund” or a mark-to-market election) may be available to U.S. Holders of Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. Holders will not be able to make similar elections with respect to our warrants.

The transfer of our Ordinary Shares may be subject to U.S. estate and generation-skipping transfer tax.

Because our Ordinary Shares will be treated as shares of a U.S. domestic corporation for U.S. federal income tax purposes, the U.S. estate and generation-skipping transfer tax rules generally may apply to a non-U.S. holder’s ownership and transfer of our Ordinary Shares.

The distributed ledger technology used by Securitize, the Transfer Agent, is novel with respect to our tokenized Ordinary Shares and has been subject to limited testing and usage.

On April 8, 2026, we partnered with Securitize, our secondary transfer agent, to allow our shareholders to tokenize our Ordinary Shares on the Securitize platform. Tokenization now allows Ordinary Shares to be traded onchain across both Ethereum and Solana. Holders of tokenized Ordinary Shares have the same ownership and voting rights as holders of non-tokenized Ordinary Shares. They also have equal rights in corporate actions, including stock splits, mergers and acquisitions, and spin-offs. However, the distributed ledger technology used by Securitize, is novel with respect to our tokenized Ordinary Shares and has been subject to limited testing and usage.

Each Ordinary Shares has a corresponding token, and the tokens are maintained by Securitize. The infrastructure that facilitates peer-to-peer transactions in our Ordinary Share tokens is a novel system and has been subject to only limited testing and usage, which subjects it to the following risks, including:

●	the possibility of undiscovered technical flaws;
●	the possibility that cryptographic security measures that authenticate transactions and the distributed ledger could be compromised;
●	the possibility that new technologies or services inhibit access to the blockchain network used by the Ordinary Share tokens; and
●	the possibility that Securitize does not competently manage transfers, potentially disrupting transfers of Ordinary Share tokens.

Further, regulation of tokenized securities is still developing and may in the future impact our ability to trade tokenized Ordinary Shares.

Risks Related an Investment in Our Securities

An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

The price of our securities may vary significantly due to factors specific to us as well as to general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Our warrants are not currently listed on a national securities exchange.

On November 28, 2023, the New York Stock Exchange (“NYSE”) notified INFINT and publicly announced that NYSE determined to commence proceedings to delist INFINT’s public warrants from NYSE and that trading in the INFINT’s warrants would be suspended immediately due to “abnormally low” trading price pursuant to Section 802.01D of the NYSE Listed Company Manual. Trading in the INFINT’s warrants was suspended immediately. Following the notice of delisting and suspension of trading of public warrants by the NYSE, the public warrants were delisted from the NYSE effective December 13, 2023. As a result, the public warrants may only be available for quotation on over-the-counter market, which may result in a limited ability to engage in transactions in the public warrants providing warrant holders with limited or no liquidity. The public warrant holders may be unable to sell their securities, unless a market can be fully developed and sustained.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our shares.

We have in the past and may again in the future fail to satisfy Nasdaq’s continued listing requirements, such as the corporate governance requirements or the minimum closing bid price requirement of $1.00 per share set forth in Nasdaq Listing Rule 5450(a)(1), Nasdaq may take steps to delist our shares.

On June 30, 2025, we received two letters from the Nasdaq Listing Qualifications Department (the “Staff”) notifying us that, for the thirty (30) consecutive business day period between May 14, 2025 through June 27, 2025, our Ordinary Shares had: (a) not maintained a minimum closing bid price of $1.00 per share required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5550(a) (the “Bid Price Rule”) and (b) not maintained a minimum market value of listed securities of  $50 million (the “MVLS Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3), we were provided an initial period of 180 calendar days, or until December 29, 2025 (the “Compliance Period”), to regain compliance with the Bid Price Rule and the MVLS Rule. In order to regain compliance with the Bid Price Rule, our Ordinary Shares were required to maintain a minimum closing bid price of $1.00 per share for a minimum of ten consecutive business days during the Compliance Period, or prior to December 29, 2025. In order to regain compliance with the MVLS Rule, our Ordinary Shares were required to maintain a minimum closing market value of $50 million for a minimum of ten (10) consecutive business days during the Compliance Period, or prior to December 29, 2025

On July 14, 2025 we received a letter from the Staff notifying us that, for ten (10) consecutive business days, from June 27, 2025 to July 11, 2025, our Ordinary Shares had maintained a minimum market value of $50 million or greater. Accordingly, the Staff stated that we had regained compliance with the MVLS Rule and they consider this matter to be closed. On July 18, 2025, we received a letter from the Staff notifying us that, for ten (10) consecutive business days from July 3, 2025 to July 17, 2025, our Ordinary Shares had maintained a minimum closing bid price of $1.00 per share or greater. Accordingly, the Staff stated that we had regained compliance with the Bid Price Rule and they consider this matter to be closed.

On January 12, 2026, we received a notification letter (the “Nasdaq Annual Meeting Deficiency Letter”) from the Staff stating that, because we had not yet held an annual meeting of shareholders within twelve (12) months of our 2024 fiscal year end, we were no longer in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5620. While the Nasdaq Annual Meeting Deficiency Letter had no immediate effect on the listing or trading of our Ordinary Shares on Nasdaq, we had forty-five (45) calendar days from January 12, 2026 to submit a plan to regain compliance. On March 2, 2026, we received a letter from the Staff notifying us that, based on our Form 6-K filed on February 27, 2026, with the Securities and Exchange Commission, the Staff was able to verify that our proxy statement was filed on January 16, 2026, and that our annual meeting of shareholders was held on February 25, 2026. Accordingly, the Staff has determined that we have regained compliance with the Nasdaq Listing Rules and they consider this matter to be closed.

Such a delisting would likely have a negative effect on the price of our Ordinary Shares and would impair your ability to sell or purchase our Ordinary Shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our shares to become listed again, stabilize the market price or improve the liquidity of our shares, prevent our shares from dropping below Nasdaq’s minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Ordinary Shares are “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because there are no current plans to pay cash dividends on our Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell your Ordinary Shares at a price greater than what you paid for them.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment, and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on our Ordinary Shares will be at the sole discretion of our Board. Our Board may consider general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our Board may deem relevant. As a result, you may not receive any return on an investment in our Ordinary Shares unless you sell your Ordinary Shares for a price greater than that which you paid for it.

Our shareholders may experience dilution in the future.

The percentage of our Ordinary Shares owned by current shareholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may grant to our directors, officers and employees, exercise of our warrants. For example, on June 15, 2025, we entered into a share purchase agreement (as amended, the “Creditor Share Purchase Agreement”) with nine of ours creditors (each a “Creditor” and collectively, the “Creditors”), pursuant to which we issued an aggregate of 28,360,373 Ordinary Shares (the “Private Placement Shares”), in full satisfaction of an aggregate amount of $12,166,600 of our outstanding unsecured obligations owed to the Creditors (the “Obligations”), at a price per share of $0.43, equating in each case to a $0.50 discount for each $1.00 of Obligations (collectively, the “Private Placement”). Further, on October 8, 2025, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with New Margin, pursuant to which the we may issue, in up to four (4) closings, unsecured convertible promissory notes and Ordinary Share purchase warrants for an aggregate purchase price of up to $30,000,000. The aggregate principal amount of the promissory notes issuable across all closings is up to $33,000,000. The warrants have an exercise price of $1.85 per Ordinary Share. Finally, on August 6, 2025, we entered into a share purchase agreement (the “Kong Share Purchase Agreement”) with our founder and chairman of the Board, Alexander King Ong Kong, and our largest shareholder, Regal Planet Limited (“Regal”), an entity controlled by Mr. Kong, to settle outstanding indebtedness owed by us and/or our subsidiaries to the Mr. Kong and Regal in an aggregate amount of approximately US$54,550,612.30. On February 25, 2026, we obtained shareholder approval to authorize the issuance and allotment of an aggregate of 35,653,995 Ordinary Shares to Mr. Kong and Regal at a price of US$1.53 per Ordinary Share in full satisfaction, discharge and settlement of the outstanding indebtedness. Such issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of our Ordinary Shares.

Our Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.

Our Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that we find favorable, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board.

We may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise its redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Additionally, ninety (90) days after the warrants become exercisable, we may redeem all (but not less than all) of the outstanding warrants at $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (during which time the holders may exercise their warrants prior to redemption for the number of shares set forth in the Warrant Agreement) if the following conditions are satisfied: (i) the last reported sale prices of the Ordinary Shares equals or exceeds $18.00 per share (as may be adjusted for share splits, share dividends, reorganizations, recapitalizations or the like) on the trading day prior to the date of the notice; and (ii) there is an effective registration statement covering the issuance of Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given. In either case, redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

The future exercise of registration rights may adversely affect the market price of our Ordinary Shares.

Prior to Closing, we entered into a registration rights agreement by and among INFINT, certain Seamless Shareholders and certain INFINT shareholders (the “Registration Rights Agreement”) that obligates us to register the Ordinary Shares received by certain significant former INFINT and Seamless shareholders as part of the Business Combination. The holders will have certain “piggy-back” registration rights with respect to registration statements filed following the Business Combination, subject to certain requirements and customary conditions. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Ordinary Shares.

We have filed a registration statement Form S-1 with the SEC on February 14, 2025 (Registration No. 333-284957), in order to facilitate registration of those sales. The registration of these securities will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our securities.

Our warrants may not be exercised at all or may be exercised on a cashless basis and we may not receive any cash proceeds from the exercise of the warrants.

The exercise price of the warrants to purchase 136,110 Ordinary Shares at an exercise price of $11.50 per share (the “PIPE Warrants”) and other warrants may be higher than the prevailing market price of the underlying Ordinary Shares. The exercise price of the PIPE Warrants and other warrants is subject to market conditions and may not be advantageous if the prevailing market price of the underlying Ordinary Shares is lower than the exercise price. The cash proceeds associated with the exercise of PIPE Warrants and other warrants to purchase our Ordinary Shares are contingent upon our stock price. The value of our Ordinary Shares will fluctuate and may not align with the exercise price of the warrants at any given time. If the PIPE Warrants or other warrants are “out of the money,” meaning the exercise price is higher than the market price of our Ordinary Shares, there is a high likelihood that the PIPE Warrant or other warrant holder may choose not to exercise its warrants. As a result, we may not receive any proceeds from the PIPE Warrants and other warrants.

Furthermore, with regard to the PIPE Warrants and other warrants, it is possible that we may not receive cash upon their exercise since the PIPE Warrants and other warrants may be exercised on a cashless basis. A cashless exercise allows warrant holders to convert the warrants into shares of our Ordinary Shares without the need for a cash payment. Instead of paying cash upon exercise, the PIPE Warrant or other warrant holder would receive a reduced number of shares based on a predetermined formula. As a result, the number of shares issued through a cashless exercise will be lower than if the PIPE Warrants or other warrants were exercised on a cash basis, which could impact the cash proceeds we receive from the exercise of such warrants.

The PIPE Warrants and other warrants may only be exercised for cash provided there is then an effective registration statement registering the Ordinary Shares issuable upon the exercise of such warrants. In the event the Ordinary Shares underlying the PIPE Warrants were not registered within 12 months of the issuance of the PIPE Warrants, the holder has the option to cashless exercise each warrant for 0.8 Ordinary Shares, pursuant to an available exemption from registration under the Securities Act.

We may from time to time need additional financing to fund operations and to expand our business, including to pursue acquisitions and other strategic opportunities.

We intend to fund our current working capital needs in the ordinary course of business and to continue to expand our business with our existing cash and cash equivalents, and cash flows from operating activities. However, we may from time to time need additional financing to fund operations and to expand our business. We have in the past and may, in the future from time to time, explore additional financing sources to lower our cost of capital, which could include equity, equity-linked and debt financing. For example, on October 8, 2025, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with New Margin, pursuant to which the we may issue, in up to four (4) closings, unsecured convertible promissory notes and Ordinary Share purchase warrants for an aggregate purchase price of up to $30,000,000. The aggregate principal amount of the promissory notes issuable across all closings is up to $33,000,000. The warrants have an exercise price of $1.85 per Ordinary Share. In addition, we have in the past and may in the future evaluate acquisitions and other strategic opportunities. If we elect to pursue any such investments, we may fund them with internally generated funds, bank financing, the issuance of other debt or equity or a combination thereof. There is no assurance that any such financing or funding would be available to us on acceptable terms or at all. Sales of securities registered could lower the market price of our Ordinary Shares and warrants. We do not believe this would harm our chances of raising capital, but could affect the sale price and number of securities we need to issue. Finally, there is no assurance that the holders of the PIPE Warrants will elect to exercise any or all of the warrants, which could impact our liquidity position. See the risk factor titled, “Our warrants may not be exercised at all or may be exercised on a cashless basis and we may not receive any cash proceeds from the exercise of the warrants.” for further details on risks related to our PIPE Warrants.

Item 4. Information on the Company

A. History and Development of the Company

Our legal name is Currenc Group Inc. and Currenc is our commercial name.

We commenced operations in 2013, conducting business in Hong Kong and Asia and focusing on digital finance and financial inclusion for the unbanked in Asia, as well as operating a digital wallet platform and facilitating cross-border payments, global remittances, and cash withdrawals. On November 11, 2013, we incorporated as a BVI business company under the laws of the British Virgin Islands. On October 23, 2018, by way of continuation, we registered as a limited liability company under the laws of the Cayman Islands as Seamless Group Inc (Company Registration No. MC-344182).

On March 8, 2021, InFinT Acquisitions Corporation, was incorporated under the laws of the Cayman Islands as an exempted company (Company Registration No. 372822) and changed its name to InFinT Acquisition Corporation on March 22, 2021. InFinT Acquisition Corporation was originally a publicly traded special purpose acquisition company formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

On August 30, 2024 (the “Closing Date”), INFINT, Merger Sub, and Seamless consummated a business combination pursuant to the business combination agreement, dated as of August 3, 2022, as amended (the “Business Combination Agreement”). Immediately prior to closing, Seamless divested TNG (Asia) Ltd., Future Network Technology Investment Co., Ltd., and GEA Holdings Limited and increased its ownership and control of WalletKu to 79%. On the Closing Date, INFINT completed a series of transactions (the “Closing”) that resulted in the combination (the “Business Combination”) of INFINT with Seamless. On August 30, 2024, pursuant to the Business Combination Agreement, the Merger Sub merged with and into Seamless, with Seamless surviving the merger as a wholly owned subsidiary of INFINT, and INFINT changed its name to Currenc Group Inc. (“Currenc”). Our Ordinary Shares are now listed on the Nasdaq Capital Market under the symbol “CURR”. We are a leading digital financial services provider specializing in cross-border money transfer and international airtime trading, with a strong presence in Southeast Asia and a growing global footprint. We are a holding company, headquartered in Singapore and incorporated in the Cayman Islands as an exempted company with limited liability.

As consideration for the Business Combination, we issued to Seamless shareholders an aggregate of 40,000,000 Ordinary Shares (the “Exchange Consideration”). In addition, we issued 400,000 commitment shares to the PIPE investor (as described below) and an aggregate of 200,000 Ordinary Shares to vendors. In connection with the Closing, we issued promissory notes for approximately $5.7 million to EF Hutton LLC (“EF Hutton”), approximately $3.2 million to Greenberg Traurig LLP (“Greenberg Traurig”), and $603,623 to INFINT Capital LLC (the “Sponsor”), and we entered into a $1.75 million PIPE Offering, as set forth below.

Simultaneous with the Closing, we also completed a series of private financings, issuing a Convertible Note for $1.94 million, 400,000 commitment shares, and warrants to purchase 136,110 Ordinary Shares in a private placement to a PIPE investor (the “PIPE Offering”), which raised $1.75 million in net proceeds.

For a description of additional principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.” For a description of the proposed reverse-merger with Animoca Brands, see “Item 4.B. Business Overview.”

Pursuant to ASC 805-40, Reverse Acquisitions, for financial accounting and reporting purposes, Seamless was deemed the accounting acquirer with INFINT being treated as the accounting acquiree, and the Business Combination was accounted for as a reverse recapitalization (the “Reverse Recapitalization”). Accordingly, our unaudited condensed consolidated financial statements represent a continuation of the financial statements of Seamless, with the Business Combination being treated as the equivalent of Seamless issuing stock for the net assets of INFINT, accompanied by a recapitalization. The net liabilities of INFINT were stated at historical cost, with no goodwill or other intangible assets recorded, and were consolidated with Seamless’ financial statements on the Closing Date. The number of Seamless common shares for all periods prior to the Closing Date have been retrospectively adjusted using the exchange ratio that was established in accordance with the Business Combination Agreement, after adjusting for the share repurchase.

Our principal executive offices are located at 410 North Bridge Road, Spaces City Hall, Singapore 188726, Singapore, and our telephone number is +65 6407-7362. Our registered office in the Cayman Islands is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Our website address is https://investors.currencgroup.com. Information contained on, or accessible through, the website does not constitute part of, and is not incorporated by reference into, this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B. Business Overview

Overview

Through our two major lines of business, remittance and airtime, we are a leading operator of global money transfer services and airtime trading in Southeast Asia. The remittance business facilitates users in different countries sending money from one country to another in a low cost and efficient manner. The airtime business sells airtime to users in different countries worldwide, including retail users in Indonesia. In the past, we operated the two different business lines through four main subsidiaries: Tranglo, WalletKu, TNG Asia and GEA. On July 30, 2024, we divested GEA and on August 30, 2024, we also disposed TNG Asia. Since then, we operate the global remittance business mainly through Tranglo, which is one of the leading money remittance platforms in Southeast Asia. Tranglo provides business-to-business (“B2B”) remittance services for financial institutions and is considered as an upstream player of the remittance industry. We also provide cross-border international airtime transfer services through Tranglo, acting as a switching platform provider for telecom airtime transfer and a wholesale reseller of foreign airtime. We also run WalletKu, which is an Indonesian airtime operator facing end users directly.

Tranglo is a leading global money and airtime transfer hub in Southeast Asia. For Tranglo’s money remittance business, it provides a single unified application programming interface for licensed banks and money service operators and acts as a one-stop settlement agent for cross-border money transfer, offering customers the ability to process payments globally. Tranglo is also a global airtime transfer hub, offering cross-border airtime wholesale and transfer services. As of December 31, 2025, Tranglo had more than 5,000 bank partners, 35 e-Wallets, 130,000 cash pick-up points, and 500 mobile operators that cover 150 countries and served more than 40 airtime corporate customers. As for the fiscal year ended December 31, 2025, Tranglo processed around 11.5 million transactions with a total processing value of $5.6 billion, which represents an increase in volume by 1.0% and a growth of 1.2% in value as compared to 11.4 million transactions, with a total processing value of $5.1 billion for the fiscal year ended December 31, 2024. As for the fiscal year ended December 31, 2025, the top four sending countries for Tranglo’s remittance business were UK, Korea, Singapore and Israel, whereas the top four receiving countries were Thailand, Philippines, Indonesia and China. The predominant portion of Tranglo’s Hong Kong related revenue was derived from global remittance. The percentage of revenue generated in Hong Kong and the PRC represented approximately 4.5% of our total revenue.

WalletKu is an independent electronic platform in Indonesia directly facing end users, and allows its customers to purchase airtime and conduct internet data top-up. WalletKu platform also allows users to conduct cash top-up, transfers, and utility or bill payments. WalletKu is also a participant in the Indosat Cluster Partnership for managing the marketing work of Indosat Ooredoo Hutchison (“Indosat”) telecommunication and airtime products in two cluster areas in Indonesia. WalletKu’s business scope has been expanded to cover services for traveling, gaming and education sectors as well as ticket sales for trains, buses and entertainment. WalletKu airtime business covers a number of major geographical areas within Indonesia, including Jakarta and Bandung. WalletKu was incorporated on September 1, 2016, and was acquired by Seamless in July 2018. In March 2021, we disposed of a controlling interest in WalletKu. In June 2022, we reacquired sufficient interest in WalletKu to hold a controlling interest in it. WalletKu served approximately 130,000 customers as of December 31, 2025, distributing airtime with a total value of $6.89 million for the fiscal year ended December 31, 2025.

On November 2, 2025, we entered into a non-binding term sheet (the “Term Sheet”) with Animoca Brands in relation to a business combination with Animoca Brands wherein we would acquire 100% of the issued shares of Animoca Brands by way of an Australian scheme of arrangement (the “Proposed Merger”). Under the proposed structure, as consideration, shareholders of Animoca Brands would collectively own approximately 95% of the issued shares in the resulting entity, and our current shareholders would hold approximately 5%. We expect to authorize a dual-class share structure in connection with the transaction, and following closing, the Board is expected to include nominees of both companies. The parties currently expect, if the Proposed Merger is completed, that the combined company would operate under the Animoca Brands name.

Animoca Brands is widely recognized as a global leader in the digital asset ecosystem, distinguished by its diversified investment portfolio of more than 600 companies across digital asset verticals such as real-world asset (“RWA”) tokenization, AI, gaming, blockchain infrastructure, and decentralized finance. Animoca Brands’ digital asset treasury includes BTC, ETH, SOL, MOCA, SAND, and EDU, among a wide range of other altcoin assets, as well as investments in leading digital asset companies such as Ledger, Kraken, Igloo, Consensys, Humanity Protocol, and LayerZero. Animoca Brands also participates in a joint venture focused on launching a regulated stablecoin, and has partnered with Provenance Blockchain Labs to develop NUVA, a platform for accelerating access to RWAs, underscoring its institutional-grade approach to compliant Web3 infrastructure.

On January 2, 2026, in connection with the Proposed Merger, we announced that our wholly owned subsidiary, Seamless, entered into a Share Purchase Agreement to sell its 60% controlling interest in Tranglo to New Margin. Pursuant to the Share Purchase Agreement, New Margin will acquire 100,465 Ordinary Shares of Tranglo from Seamless for an aggregate purchase price of US$400 million (the “Tranglo Transaction”), with US$200 million payable on the closing of the Tranglo Transaction and US$200 million due ninety (90) days after the closing of the Tranglo Transaction. Closing of the Tranglo Transaction is subject to certain conditions, which include securing regulatory approval and any third party consents. If closing conditions have not been satisfied or waived by the parties by September 30, 2026, the Share Purchase Agreement will automatically terminate. The Share Purchase Agreement is governed by the laws of Malaysia.

Industry Overview

Money Transfer Business

Overview

Digital remittances are cross-border money transfers conducted over the internet mostly by the migrant population using digital transfer networks like e-Wallets, easy-to-use mobile applications and others. People living in Asian countries are increasingly engaging with counterparts abroad for medical, business, education, entertainment, leisure and other activities. In addition, there is a rapidly growing need for remittance services for migrant workers sending money back to their homelands on a regular basis.

Remittances in general include fund transfers between residents and non-residents and earnings transfer from short-term workers from other countries to their country of origin. Remittances are often made on a regular or periodic basis and most users do not switch their fund transfer provider frequently. Digital remittances refer to those funds sent to other countries using digital transfer platforms other than Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) systems used by banks. Funds that are transferred domestically are usually not included in the digital remittances segment.

In the past, traditionally, sending money across borders has been done through the bank SWIFT system.

Traditional bank SWIFT remittance systems enjoy the advantages of reliability and security, which is an important consideration for people and especially corporations for sending large sums of money to other countries, and the wide coverage of the global network of SWIFT which covers almost all countries. However, there are many pain points in the bank SWIFT system. First, the processing costs and expenses are high. This is particularly so for those remittance flows which involve small amounts of money, which are often done on a regular and frequent basis. The relatively high fixed transaction fees charged by banks may constitute a larger proportion of the remittance money if the remittance amount involved is small. Second, the process is tedious and usually takes a few days for processing. That may lead to frustration and anxiety for the senders and receivers, especially when the recipient needs the money urgently. Third, to receive funds through the SWIFT system a recipient must have access to a bank account, which poses a serious problem for many residents of Southeast Asian countries that have no bank accounts and have no access to banking services.

For digital remittance, the fund transfer is conducted outside the bank SWIFT system. Instead, it goes through a remittance hub like Tranglo, which connects with participants like banks, e-Wallets or other remittance licensees by an application programming interface (“API”) and web-based integration. The participants fund transactions through the remittance hub by prepayment, depositing a tranche of funds in a segregated bank account of the remittance agent in what is known in the industry as the prefunding process. The remittance agent connects with various payout agents in different countries using a similar integration through an API and web-based applications. In connection with a fund transfer using Tranglo as remittance hub, Tranglo serves as the remittance agent. Upon the execution of a remittance order by the user of a participant, the remittance agent will execute the order and render payout of the fund via a payout agent on a real-time basis, deducting the amount of the transaction from the prefunded deposit of the participant. As a result, instead of having to wait for a few days as the sender sends the money via the banking system, the recipients can receive funds in the form of cash almost instantly after the sender initiates the transfer by clicking a button on a digital remittance platform.

Moreover, as the remittance agents connect not only with banks as their payout agents, but also with post offices, convenience shops or other cash pick up points, the recipients are able to enjoy the luxury of choosing different modes for cashing out the money.

In the past few years, the digital remittance industry has expanded its market reach beyond individual senders or migrant workers to include corporations. The demand by corporations to send or collect larger sums of money to and from other countries has been growing as globalization continues its rapid pace. Also, as e-Commerce and cross-border selling or purchasing of goods have grown rapidly in Southeast Asia, the need of corporations to send or collect funds have increased. Corporations are looking for more cost effective and efficient means for cross-border money transfers, especially in Southeast Asian countries and other emerging markets. Corporations are increasingly turning to digital remittance platforms or institutions for conducting regular cross-border money transfers. These corporations or eCommerce platforms are not financial institutions and do not possess the required financial licenses for processing money or funds transfers. The digital remittance industry has emerged to serve as a platform for these non-financial institutions to meet this demand.

The digital remittance industry can provide an all-in-one platform for non-financial institutions to collect and distribute large numbers of payments across different countries in a timely and highly cost-effective manner. Online money transfer platforms also help manage transfers of funds between organizations as well as between organizations and their customers. These efficient, user-friendly platforms allow users to have access to money transactions directly and execute the fund transfer process easier, allowing corporations to reduce administrative costs.

The increasing penetration of smartphones in emerging countries, the increasing number of cross-border transactions and the growing adoption of mobile-based payment channels are expected to propel market growth. Further, the increasing adoption of digital wallets is expected to accentuate segment growth. Digital wallets enable customers to transfer and track their funds from their digital wallet application, and digital remittance services offer privacy and protection for consumers’ transactions and funds.

Another significant trend impacting digital remittance businesses is increasing regulation. Regulations in the region apply not only banks but extend the same measures to the money service operators to establish a strong focus on anti-money laundry and counter-terrorism financing programs, cybersecurity and consumer protection. Regulations also require money remittance providers, banks and other financial institutions to develop systems to detect, monitor and prevent suspicious transactions by screening all of their transactions against a comprehensive set of rules, and reporting exceptions to the authorities in a regular manner.

Lack of confidence in the security and compliance of digital remittance services has hindered growth in the market in the past. The trend toward tightened regulations is expected to drive out less reputable service providers and enhance the overall image of the digital remittances industry. The strict regulations which subject digital remittance players to the same regulatory standards of banks should further increase user confidence in these services, a critical requirement for adoption by financial institutions and corporations. Sending money globally through digital remittance platforms can now provide the same level of protection as banks, but at a lower cost and on a real-time basis. Wider adoption by financial institutions and corporations is important for the growth of the digital remittance industry as a whole.

Modes of transfer

There are two main modes that Tranglo and WalletKu use to send and receive airtime: credit-pin-based transactions and pinless transfers.

Credit-pin-based transfer is the traditional mode of transfer. Utilizing physical reload cards that can be scratched to reveal a string of numbers (a pin), a user will need to key in these numbers into a short message service (SMS) or unstructured supplementary service data (USSD) menu to reload airtime. These single-use reload cards are available physically and electronically. They are further divided into single- or multi-country pins. A single-country pin allows a sender to make a top-up to any operator of a single country, while multi-country pin allows a sender to make a one-time top-up to any one operator in a few designated countries.

Pinless airtime transfer uses an API to provide real-time airtime top-ups. This direct integration allows telecommunications companies to conveniently offer multiple top-up services in different top-up denominations to their customers.

Challenges

The airtime transfer business faces a number of challenges:

Fraud - System loopholes can be exploited and pin-based reload cards may be subject to theft, leading to significant loss of value. To this end, many top-up providers have migrated to pinless transfer solutions for better security.

Data security - Mobile numbers can also be misused by unscrupulous traders and sellers, subjecting users to harassment in the form of unsolicited calls and spam messages. A recent development that seeks to address this problem lies in the form of a tokenization system, where sensitive data is replaced with a unique string of numbers that cannot be compromised.

Wholesale roaming market - According to Juniper Research, global wholesale roaming revenues are expected to grow from $9 billion in 2024 to $20 billion by 2028. But new data roaming services like Roam-Like-Home and Wi-Fi calling allow users to use their home numbers without needing to seek foreign airtime top-ups, lowering demand.

Retail Airtime Business in Indonesia

The traditional telecommunication industry in Indonesia as of 2024 and 2025 continues to be a massive and lucrative market. With a population of approximately 281.6 million, the number of mobile cellular subscriptions has reached an estimated 354 million, maintaining a penetration rate well over 100%. The vast majority of these users—approximately 97.6%—continue to prefer prepaid airtime for internet access and voice services, while the postpaid segment remains a niche market at roughly 2.4% (source: BPS & Industry Reports).

In 2024, the market for mobile telecommunication services was valued at approximately $13.66 billion. The landscape has consolidated from five players into four major telecommunication operators following the landmark merger of Indosat Ooredoo and Hutchison 3 Indonesia: Telkomsel, Indosat Ooredoo Hutchison (Ioh), Xl Axiata, & Smartfren. These operators distribute products through a dual-channel strategy: traditional in-store purchases via distributor partnerships and an increasingly dominant modern channel comprising e-wallets, banking apps, and e-commerce platforms.

By 2024, a significant milestone was reached where modern channels (digital platforms) accounted for over 52% of total transactions, surpassing traditional channels for the first time on a national scale. Despite this shift, the traditional ecosystem remains vital, supported by a network of authorized distributors managing over 7.5 million physical outlets and micro-merchants across the archipelago.

Distribution Tier Structure (2024-2025)

●	Level 1 - Authorized Distribution Partner: For these primary partners, the average margin ranges from 3.5% to 4.5%, excluding performance-based incentive payouts from operators.
●	Level 2 - Distributor Reseller/Big Player: These entities focus on high-volume wholesale, with tightened average margins ranging from 0.4% to 1.2%.
●	Level 3 - Airtime All Operator Wholesaler: Utilizing sophisticated APIs and apps to resell to smaller outlets or end-users, these players see margins between 1.0% and 1.8%.
●	Level 4 - Outlets/Merchants: Individual ‘Warung’ or small business kiosks conducting direct sales. These merchants achieve the highest margins, ranging from 4% to 8%, often higher when selling specific bundled data packages.

Operations and Principal Activities

Tranglo

Tranglo Remittance Business

Tranglo is our leading cross-border payment company that delivers cutting edge remittance solutions globally, with a focus on Asia Pacific corridors. Its proprietary technology ensures transactions are processed reliably and near instantaneously, with sending and receiving support through a network of payment methods including bank/e-Wallet transfers and cash pickup points. Tranglo was incorporated on March 10, 2008, and on November 5, 2018, our subsidiary, Seamless, acquired 60% controlling stake of Tranglo.

Through advanced technological support, Tranglo offers seamless integration and user-friendly solutions for its clients to remit money and telecom credit across borders for their customers. The success of Tranglo’s business can be witnessed by the solid growth in corporate customer base from 156 as of December 31, 2018, to 184 as of December 31, 2025. However, Tranglo’s corporate customer base has remained relatively balanced for the past three fiscal years, from 195 as of December 31, 2023 and 184 as of December 31, 2024 to 184 as of December 31, 2025. For the three years ended December 31, 2025, Tranglo’s revenue declined from $31.6 million in December 31, 2023 to $30.1 million in December 31, 2025.

Tranglo’s revenue from the money remittance business comes from the foreign exchange spread and a fixed transaction fee charged to every transaction it processes. The foreign exchange spread is derived from the spread differences between Tranglo’s cost of foreign currencies purchase and price of foreign currencies sales to its customers. The fixed transaction fees charged by Tranglo depend on the recipient countries, type of outlet and others. Tranglo reviews and revises its pricing policies in response to the changing costs of its payout agents, and also to ensure that Tranglo can maintain its market competitiveness in the market.

Tranglo offers its cross-border payout services through Tranglo Connect and Tranglo Business

Tranglo Connect—cross-border payments for financial businesses and payment providers

Tranglo provides cross-border payment services for licensed financial institutions, payment gateways and money service businesses via Tranglo Connect, where Tranglo acts as a payment intermediary and payment aggregator for its clients. Tranglo has developed a single unified API that can be easily duplicated for all supported recipients’ jurisdictions and payout networks, and provide coverage to multiple sender channels, whether physical outlets or electronic or mobile channels. This enables Tranglo’s platform to scale to other regions with ease.

As of December 31, 2025, Tranglo Connect provides 24/7 real-time or same business day payout to more than 5,000 bank partners and other non-bank financial institution partners in multiple jurisdictions.

Tranglo Business—cross-border payments for non-financial institutions

Tranglo also provides cross-border payment services for non-financial businesses of all sizes. They include non-payment providers such as e-commerce traders, vendors with regional or international suppliers and customers, travel agencies, and global freelancers or outsourcing companies. Through Tranglo’s services, merchants and retail customers enjoy the advantage of transferring funds to a large number of recipients on a single platform seamlessly. For example, e-commerce operators can send funds to their merchants and customers by placing the order on Tranglo’s platform, utilizing Tranglo’s foreign exchange services to conduct cross-border business without worrying about currency conversion, complicated procedures and execution uncertainty.

Tranglo International Airtime Transfer Business

Tranglo has a strong foothold in the global airtime transfer market, acting as a switching platform provider for telecom airtime transfer and wholesale reseller of foreign airtime. Its proprietary technology enables customers to request for a variety of recharge options, including support for both pin and pinless airtime transfers. Currently, Tranglo operates one of the biggest airtime transfer networks in the world, providing access to over 500 mobile operators across 150 countries. Airtime transfer also allows telecom users to transfer telecom credit to another telecom user.

In Tranglo, this mode of transfer is handled by gloTransfer. A typical process via gloTransfer is provided below:

1.	A sending partner sends a transaction request to Tranglo via API (Request_ReloadSync);
2.	Tranglo verifies the parameters and forwards to the receiving partner (the airtime destination) to process the recharge request;
3.	Once the recharge request is processed, the API connection will return a response to the sending partner.

In the years since Tranglo started providing airtime transfer in 2008, the industry has been overshadowed by the proliferation of e-Wallets and new forms of cross-border payments. However, businesses continue purveying airtime as a supplementary product as it remains relevant, especially in developing countries where there are large underbanked communities.

As of December 31, 2025, Tranglo’s top three airtime corridors are Malaysia-Indonesia, Malaysia-Bangladesh and Malaysia-Nepal, collectively accounting for 70.8% of its total airtime transfers that year.

Tranglo Retail Airtime Business - Treatsup (Recharge of telecom credit)

Other than the airtime wholesale business, Tranglo also operates a retail airtime business through a mobile application called “Treatsup”. Treatsup Sdn Bhd is currently engaged in the provision of implementation and technical support services to the Treatsup mobile application and is also the intellectual property holder of the application. Treatsup allows users to reload mobile and telecom credit for anyone, anytime, anywhere and it is currently connected to more than 500 mobile service providers worldwide. It also allows users to earn Treatsup points for each reload transaction and rewards activities by discovering new and exciting offers.

Operating Data of Tranglo 2023 - 2025

	As at December 31,	As at December 31,	As at December 31,
	2023	2024	2025
Operating Data - Customers
Tranglo Active Customers	195	184	184

Operating Data - Transactions
Cross Border Payment
Transaction value (US$ billions)	4.54	5.14	5.57
Number of transactions (‘000)	10,998	11,392	11,509
Airtime Transfer
Transaction value (US$ millions)	12.2	9.3	8.0
Number of transactions (‘000)	5,341	4,147	3,533

Tranglo’s Strengths

Highly scalable and transferable business model allowing rapid expansion of our operations in Southeast Asia

Our business model is highly scalable and transferrable to other geographic markets. Tranglo’s remittance and airtime transfer platforms have demonstrated our capability to expand our business and market reach from Southeast Asia to other countries worldwide. Indonesia has served as a showcase for our consumer facing operations. The knowledge it has gained from building Tranglo’s global remittance and airtime transfer platforms and Indonesian operations has helped us to understand the frustrations faced by individuals and merchants in Asian markets. Our accumulated knowledge has also facilitated the development of our infrastructure, product and compliance processes, allowing us to rapidly replicate and build up our business across the markets we serve.

Our focus on a tech-enabled and tech-focused business model allows us to set up, launch and scale-up operations quickly. Our platforms and technology have been designed to be scalable and easily transferable to new markets. They are modularized, meaning each function on our platform is an independent feature that can be easily implemented, on its own or along with other functions, into other platforms. We are able to deploy user data and insights from one market, adjusting for local market characteristics, to gain insights into user behavior.

In addition, our management team has substantial operating experience across Southeast Asian markets, including Malaysia, Singapore and Indonesia. It is also continuously exploring opportunities to further expand into other markets in Southeast Asia and around the world.

Leading in-house cross-border transfer capabilities

Tranglo provides in-house cross-border payment processing capabilities in markets around the world. This capability gives us a unique position compared to most of our competitors that have to rely on third-party money transfer enablers. Having this in-house capability provides us with greater certainty over the quality and reliability of our services, while at the same time increasing our profit margins by virtue of reducing the money transfer charges that we incur. Tranglo acts as a one-stop settlement agent for cross-border money transfer and provides a single unified application programming interface, or API, and settlement interface for licensed banks, e-Wallets and money service operators.

Tranglo is a leading cross border digital payment gateway, offering its customers the ability to process payout services. Tranglo has a payout network of more than 5,000 bank and e-Wallets partners, and over 140 corporate customers, covering more than 100 countries globally as of December 31, 2025.

Tranglo has a large portfolio of blue chip customers including WISE, SingTel, Remitly, SBI Japan, Mastercard, CelcomDigi, WeChat Pay HK, Maxis, Etisalat and Ding. These customers rely on Tranglo to provide switching, foreign exchange transactions and settlement services to enable instantaneous cross-border payouts into multiple countries and corridors.

For the year ended December 31, 2025, Tranglo managed approximately 11.5 million transactions globally with a total value of $5.6 billion. Tranglo’s average daily transaction amount for the year ended December 31, 2025 was approximately $15.3 million. The top countries contributing to Tranglo’s remittance revenue are customers from Hong Kong, Singapore, the Republic of South Korea, Israel, China, Thailand, Philippines and Indonesia. Post-Divestiture, based for the year ended December 31, 2025 operating results, the percentage of revenue generated in Hong Kong and the PRC represented approximately 4.5% of Currenc’s total revenue.

Strong compliance culture and fully licensed to expand our services

Since our inception, we have maintained strict and steadfast compliance with applicable laws and regulations. We work closely with regulators in consultation of new policies, and follows international risk management and relevant anti-money laundering and counter-terrorist financing (“AML/CTF”) standards to ensure robust controls both internally and when onboarding new customers/merchants.

Across the markets it serves and other jurisdictions, we are licensed as follows:

●	Indonesia: Money Remittance license
●	Malaysia: Money Service Business license
●	Singapore: Money Service Operator license
●	United Kingdom: Authorized Payment Institution

Highly entrepreneurial and dynamic founding team backed by strong finance and technology professionals and on-the-ground local management

Our senior management is highly skilled, deeply entrepreneurial and boasts a wealth of relevant experience with leading financial and technology players.

Our CEO and chairman of the board, Alexander King Ong Kong, is an experienced and seasoned entrepreneur. Mr. Kong founded SINO Dynamic Solutions Limited, a company conducting enterprise software development for some of the world’s largest conglomerates and insurance companies.

We have a truly pan-Asian management team with management team members from most of the major jurisdictions in Southeast Asia. In Indonesia, we maintain strong local, on-the-ground management teams who have a deep understanding of local consumers’ behavior and the local regulatory environment. This ensures that its operations retain a local perspective and receive sufficient oversight.

Strong Strategic Partnership Network

Blue-chip customers and partners

In addition to being the backbone that enables the transfer and withdrawal of funds across e-Wallet platforms and banks, Tranglo has a large portfolio of blue-chip customers across both its payment segment and airtime transfer segment, including WISE, SingTel, Remitly, SBI Japan, Mastercard, CelcomDigi WeChat Pay HK, Maxis, Etisalat and Ding amongst others. These customers rely on Tranglo’s cross-border payout solutions to enable instantaneous payouts across multiple countries and channels.

Tranglo has an in-house business development team to acquire customers or partners and it also relies on and engages third parties to help promote its services.

Strategic partnership with Ripple Labs Singapore Pte. Ltd.

In 2021, Ripple Labs Singapore Pte. Ltd., a leading provider of enterprise blockchain and cryptocurrency solutions for cross-border payments, acquired 40% of Tranglo from certain prior investors in Tranglo. The transaction did not involve Tranglo or result in Ripple Labs Singapore Pte. Ltd making an investment of new capital into Tranglo. As part of the transaction, Tranglo adopted RippleNet, Ripple Labs Singapore Pte. Ltd.’s global financial network, to tackle the complexities of the payment landscape in Southeast Asia and beyond.

This partnership introduced Ripple Labs Singapore Pte. Ltd On Demand Liquidity (“ODL”) service to Tranglo’s customers, enabling participating remittance partners to process instant cross-border payments to eliminate costly prefunding arrangements. ODL leverages the digital asset XRP to facilitate low-cost transactions via RippleNet. As of November 10, 2025, Tranglo ceased Ripple’s ODL services to its customers.

Tranglo KYC Process

Tranglo performs know-your-customer (“KYC”) due diligence, including AML/CFT compliance, screening velocity check and a risk-based approach towards money service businesses and banks in relevant jurisdictions. As partners of Tranglo Connect are already licensed and regulated in their local jurisdiction, at times of onboarding, Tranglo reviews the relevant documents of the background of partners, such as the place of incorporation, ultimate beneficial owner, source of fund, business nature and scale, as well as the licensing requirement in that relevant jurisdiction, to ensure they are fully compliant with the regulatory requirements. Tranglo conducts further diligence periodically to ensure that its partners remain compliant after the initial onboarding and are following the latest regulatory developments. In addition, Tranglo has an internal monitoring system where it screens each transaction on a real-time basis. Where Tranglo finds any discrepancy, Tranglo notifies its partner to take further steps to improve their KYC process and monitoring systems. For the fund transfer and airtime transfer business, Tranglo does a screening on its customer through LexisNexis to check on any sanctioning status. Tranglo’s efficient, swift yet comprehensive and prudent KYC process is another competitive edge in the fintech market.

Tranglo’s onboarding and compliance process, summarized in the following chart and explanation, is designed to insure compliance with the KYC requirements.

Overall Compliance Process Flow

Prospective MSB Partner
Licensed MSB Partner Onboarding
Approval
Ongoing Risk Monitoring Measures
Actions
Subscribe via TPN Portal or approached by Business Development staff
Business Customer Due Diligence (CDD)
• Request required CDD documents
• Assessing CDD documents/ information obtained to ensure partners have in place AML/CFT Compliance program
Perform PEP/ Sanctions Screening
PEP Beneficial Owner (BO) / High Risk Country
Enhanced Due Diligence (ECDD)
Reject on-boarding if:
• Incorporate in sanction country
• Lack of AML/CFT compliance program
• Incomplete CDD documents
• BO true matched with sanction lists
Agreement negotiation & signing
API integration
Live testing
During Transaction Screening/ Monitoring
PEP /Sanction Lists Screening
Compliance CDD threshold
Legal / Supplier receiving limit
Post Transaction Screening/ Monitoring
Auto alert to compliance for velocity check. Close monitoring on:
• Single sender-multiple beneficiaries
• Single beneficiary-multiple senders
• Substantial accumulated sent/received value
• High remittance frequency
• Suspected structuring remittance
Detect suspicious transaction
Request CDD doc if:
Hit CDD thresholds
Reject txn if:
Matched sanction lists
Exceeded receiving limit
Perform ECDD if:
Suspicious txn detected
Submit STR once:
Suspicious is confirmed
(Onboarding Process)
(Transaction Monitoring Process)

Tranglo reviews and assesses the compliance function of the customers, and screens the directors and shareholders or beneficial owners of the customers to determine if any of them is a Politically Exposed Person (PEP) or residing in a High Risk Country as defined by the Financial Action Task Force. If so, Tranglo conducts further in-depth assessment via its Enhanced Due Diligence (ECDD) process.

Compliance Functions, Risk & Internal Controls

Tranglo has a well-defined organizational structure with clearly delineated lines of accountability, authority and responsibility to the board, its committees, and operating units. Key processes have been established in reviewing the adequacy and effectiveness of the risk management and internal control system.

Risk management

Risk management is a core discipline which supports Tranglo to achieve a measured balance between risk and return, and is embedded across all business functional lines throughout Tranglo. As an integral part of the control functions in providing the check and balance to the business processes and management strategic planning, risk management ensures timely and effective identification, measurement, mitigation and reporting of significant and emerging risks faced by Tranglo.

The first level of defense entails the responsibilities of risk owners (business functional lines) in the day-to-day management of risks inherent in the various business and operational activities. At the second level of defense, the control functions (Compliance and Risk Management) perform the role of policy setting which includes the development of relevant tools and methodologies to identify, measure, mitigate and report significant and emerging risks. Complementing this, at the third level of defense, is internal audit (Internal Audit), which provides independent assurance of the effectiveness of the risk management and compliance approach.

Tranglo adopts and promotes risk management culture throughout the organization to enhance and inculcate risk awareness culture which is a key aspect of an effective company-wide risk management framework.

Compliance functions

Our compliance team is responsible for strengthening compliance culture within Tranglo. The Board’s oversight, coupled with the senior management’s commitment help in ensuring effective implementation of compliance programs and staff adherence to the applicable compliance standards.

Our compliance team, in its role as the second line of defense, is also responsible to coordinate the process of identifying, assessing and monitoring of regulatory and compliance risk within Tranglo which includes compliance with regulatory, operational, AMLA and Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 requirements.

The assessment on the level of compliance is through the establishment of compliance programs, periodic compliance assessments and regular engagement sessions with business and operational functions. In addition, our compliance team provides advisory, training and engagement sessions to update Tranglo on communication and education procedures for compliance-related matters within Tranglo. In managing regulatory or compliance risk, Tranglo’s compliance team is also responsible to regularly report its assessment and/or activities to our Board and senior management.

Internal Audit

The internal audit function team undertakes regular reviews of Tranglo’s operations and the systems of internal control. Regular reviews are performed on the business processes to examine and evaluate the adequacy and efficiency of financial and operating controls. Significant risks and non-compliance impacting Tranglo are highlighted and where applicable, recommendations are provided to improve on the effectiveness and efficiency of risk management, internal control systems and governance processes.

Audits on Tranglo’s information systems are conducted to determine whether the IT environment is operating effectively to achieve Tranglo’s objectives while safeguarding the assets and maintaining data integrity and confidentiality.

Tranglo’s internal audit team also provides consultation as well as advice and insight to the stakeholders to add value and suggest improvements to Tranglo’s operations. In ensuring Tranglo’s capabilities to provide the necessary assurance more effectively and efficiently, Tranglo’s internal audit team makes continuous improvements to the internal audit processes.

Tranglo Transaction

On January 2, 2026, in connection with the Proposed Merger, Currenc announced that its wholly owned subsidiary, Seamless, entered into a Share Purchase Agreement to sell its 60% controlling interest in Tranglo to New Margin. Pursuant to the Share Purchase Agreement, New Margin will acquire 100,465 Ordinary Shares of Tranglo from Seamless for an aggregate purchase price of US$400 million, with US$200 million payable on the closing of the Tranglo Transaction and US$200 million due ninety (90) days after the closing of the Tranglo Transaction. Closing of the Tranglo Transaction is subject to certain conditions, which include securing regulatory approval and any third party consents. If closing conditions have not been satisfied or waived by the parties by September 30, 2026, the Share Purchase Agreement will automatically terminate. The Share Purchase Agreement is governed by the laws of Malaysia.

WalletKu

WalletKu Digital - Retail Airtime Business in Indonesia

WalletKu has a strong foothold in Indonesia’s airtime market, including in sectors such as utility payments, airtime top-up, and Internet data plan top-up services. WalletKu’s business scope has been expanded to cover services for traveling, gaming and education sectors as well as ticket sales for trains, buses and entertainment.

Partnership with Local Merchants

WalletKu operates our business to consumer (B2C) airtime business in Indonesia, reaching out to retail customers through a wide network of business partners who are mostly small retail outlets i.e., small merchants. Merchant partners are provided with the WalletKu app which can accept payments from their end customers or users for a variety of services, including purchasing airtime top-up. As of December 31, 2025, WalletKu had approximately 130,000 registered partners, of which approximately 300 are active partner merchants for WalletKu Digital and approximately 2,500 partner merchants for WalletKu Indosat.

WalletKu recruits merchants through its on-the-ground sales team. Each member of the sales team is assigned a geographic region and a quota of partners whom they are to recruit and service, including regularly collecting cash payments from the merchants. WalletKu has developed an in-house monitoring system of each individual sales employee that can monitor the geographical locations and cash to be collected from merchants. This system is able to track on a real-time basis all the transactions in relation to the merchants. WalletKu provides a swift and efficient electronic onboarding and e-KYC process for its partners. New partners can submit all required information and documentation online with the help of WalletKu’s sales representatives.

Products & Services

WalletKu’s services are primarily focused on serving the day-to-day mobile payment needs of Indonesia’s population. The service offerings include:

Airtime top-up and Internet data plan top-up

Owing to the characteristics of the Indonesian market, where the overwhelming majority of the population uses prepaid SIM cards, airtime and data plan top-up requires visiting a physical outlet. WalletKu has recruited business partners or merchants including airtime top-up locations, convenience stores, and other retail outlets to provide airtime top-up and internet data plan top-up services through the WalletKu app. Any person with a mobile device can pay cash to any one of WalletKu’s merchant partners to purchase airtime top-up service. WalletKu charges the customer a commission on each transaction which is built into the transaction cost payable by the customer. WalletKu provides top-up services for the four largest telecom providers in Indonesia via a single channel, which is attractive to both end users and merchants.

Utilities payments

WalletKu has partnered with a number of utility providers to allow Indonesians to pay utility bills, such as water supply, telecom, leasing and health insurance through using the WalletKu app.

Customer Service

WalletKu strives to capture the market by direct interaction with its customers. Through the customer relationship team, WalletKu helps its users and customers navigate the applications and master the transactions smoothly. This has contributed to an increase in loyalty and enhanced the reputation. WalletKu also provides an array of digital channels and social media channels, customer service email, as well as a customer service hotline.

Indosat Cluster Managing Partnership

Indosat Cluster Managing Partnership (“CMP”) is a distribution partnership in collaboration with Indosat, which is one of the largest telecommunication operators in Indonesia offering telecom services and internet data and airtime products. Under the CMP program, Indosat has set up five regions covering all areas of Indonesia. These regions are Jabo, Central West Java, Sumatra, Kalisumapa, and East Java Bali Nusra, which are further subdivided into more than a hundred cluster areas. Each cluster area is awarded to only one operator to run, manage, and sell Indosat’s products in that particular cluster area.

To become an Indosat Distribution Partner and operate one or more cluster areas, a CMP must build a team of Distributor Sales Executive (“DSEs”) and a Sales Force (“SF”). The DSEs are responsible for acquiring outlet partners, which are traditional offline small mom-and-pop shops that sell Indonesian telecommunication products directly to end users. Each DSE manages a dedicated number of outlets within that cluster area, and sells Indosat Products to the Outlets under management.

Indosat products are mainly:

●	Mobile Outlet (MOBO)—the airtime or internet data provided by Indosat that the CMP sells directly to the Outlets they manage, which in turn, can be sold to the end users by the Outlets; and
●	Starter Packs—i.e., SIM Cards.

WalletKu joined the CMP program and started managing two Indosat clusters in 2021, namely Denpasar and Gilikangkung, which now has been merged to become one. For this cluster area, WalletKu has now 30 DSEs. WalletKu regularly launches promotional and marketing campaigns in these two cluster areas. The total revenue generated from the cluster area as of December 31, 2025 was $75.78 million, with an average revenue of around $6.32 million per month. The average gross margin for selling airtime under the CMP scheme was 8.89% during that period. As of December 31, 2025, WalletKu had approximately 2,600 active outlet partners under its CMP program.

Indosat provides incentives or bonuses to CMPs based on the key performance indicators (“KPIs”) they have achieved. WalletKu has met Indosat’s KPIs each month of its participation in the CMP program, and in the year ended December 31, 2025, received incentive rewards averaging 5.08% of total revenue. These rewards, together with its gross profit margin of 3.8%, contributed to an average total gross profit of 8.9%.

WalletKu Retail Airtime Business in Indonesia

WalletKu is focusing on retail airtime business serving the Indonesian market. In addition to allowing users to purchase airtime usages and internet data top-up, WalletKu also allows users to make bill payments and other cash top-up and money transfers. As of December 31, 2025, WalletKu had approximately 130,000 merchant and individual users, approximately 300 active users for WalletKu Digital and 2,500 active users for WalletKu Indosat.

WalletKu Digital is a market retailer in Indonesia (Level 3 of the Indonesian distribution model hierarchy), serving the market needs such as airtime & internet data. WalletKu has also become one of the Authorized Distributors (Level 1 of the distribution model hierarchy) of the second largest Indonesia telecommunication provider, Indosat, and managing a cluster area out of 100+ clusters of Indosat as discussed above under “—Indosat Cluster Managing Partnership.”

WalletKu has also become an E-Money services provider by relying on PT E2Pay Global Utama’s license Account Linkage, a company that is already registered in the Central Bank of Indonesia to be a E-Money Services Provider in Indonesia. With this model, WalletKu can facilitate the unbanked population in Indonesia to access E-Money services. Along with this E-Money service, WalletKu can act as a remittance platform for users to send and receive money domestically, and leverage our platform to allow Indonesians who are foreign workers in many countries to remit money back to their homeland.

Principal Markets in Which We Operate

The following table sets forth the revenues by revenue streams:

	Years end December 31,
	2025	2024	2023
	US$	US$	US$
Remittance services
Fiat remittance	21,745,956	21,592,260	25,287,487
ODL remittance	430,517	880,171	1,407,709
Sales of Airtime	15,620,573	23,840,573	26,398,707
Other services	16,275	122,408	161,458
	37,813,323	46,435,412	53,255,361

The following table sets forth the revenues by geographical area:

	Years end December 31,
	2025	2024	2023
	US$	US$	US$
Revenue
Hong Kong	-	4,370,290	9,726,364
Malaysia	30,134,953	27,560,318	29,317,906
Indonesia	7,678,370	14,504,804	14,211,091
	37,813,323	46,435,412	53,255,361

Sources and Availability of Raw Materials

Our business and results of operations are not significantly affected by the availability and prices of raw materials.

Marketing

Tranglo employs a multi-channel structured partner acquisition strategy designed to drive rapid, cost-effective growth through four primary pillars.

WalletKu attracts new users and partners by offering better and more extensive service offerings. As Indonesia is a widely dispersed country with many different localities and communities, WalletKu specifically develops and designs its marketing programs for different localities of Indonesia, and continually strives to innovate and optimize its marketing strategies.

Intellectual Property Rights, Licenses and Contracts

Intellectual Property Rights

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We own copyrights to the software we develop in-house as well as that developed by third parties under contract. We enter into standard employment agreements with our programmers and other employees, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property. As of the date of this Annual Report, we have registered one trademark in Singapore and five trademarks in Indonesia, and registered three domain names in Indonesia.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. In the event of a successful claim of infringement and our failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Item 5. Key Information—D. Risk Factors—Risks Related to Our Business, Industry, and Operations—We may not be able to protect our intellectual property rights.” and “—We are subject to risks related to litigation, including intellectual property claims, consumer protection actions and regulatory disputes. Legal proceedings against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.”

Licenses

In Malaysia, Tranglo holds a Money Services Business license. The Money Services Business license is a class “B” license dated October 1, 2018 and renewed on May 23, 2023, issued to Tranglo by Bank Negara Malaysia pursuant to the Money Services Business Act 2011 for Tranglo to carry out money services business. This license regulates and supervises all of the money services business industry which comprises the money changing, remittance and wholesale currency businesses and other related matters. In particular to class “B” license, it regulates all activities that involve outward & inward fund transfers by individuals and businesses via non-bank remittance service providers.

In the United Kingdom, Tranglo is an Authorized Payment Institution licensed by the Financial Conduct Authority under the Payment Services Regulations 2017. This license allows Tranglo to execute payment transactions, issuing of payment instruments, acquiring payment transactions, conduct money remittance, provide account information services and payment initiation services.

In Singapore, Tranglo is a major payment institution approved by the Monetary Authority of Singapore under the Payment Services Act 2019, which is an Act to provide for the licensing and regulation of payment service providers, the oversight of payment systems, and connected matters, to repeal the Money changing and Remittance Businesses Act (Chapter 187 of the 2008 Revised Edition) and the Payment Systems (Oversight) Act (Chapter 222A of the 2007 Revised Edition), and to make consequential and related amendments to certain other Acts. This license allows Tranglo to provide account issuance, domestic money transfer, cross-border money transfer, and E-money issuance services. Before terminating the ODL service to its customers, Tranglo utilized the services of the four licensed Cryptocurrency Exchanges partners to liquidate XRP it receives from its customers as part of its ODL service, but as a user of these services is not required to maintain a separate license. Tranglo continuously evaluates its business and the changing regulatory landscape in the jurisdictions in which it operates, it currently believes it is in compliance with cryptocurrency regulations in Singapore and that it is not required to comply with any cryptocurrency regulations in jurisdictions other than Singapore. See the section entitled “Item 4. Information About the Company—B. Business Overview—Operations and Principal Activities—Tranglo—Strong Strategic Partnership Network—Strategic partnership with Ripple Labs Singapore Pte. Ltd.”

In Indonesia, Tranglo is a holder of a Non-bank Fund Transfer Operator license from Bank Indonesia under the Bank Indonesia Regulation Number 23/06/PBI/2021 on Payment Service Provider for non-bank fund transfer services. It regulates nonbank funds transfer providers having business entities incorporated in Indonesia engaged in funds transfer activities.

WalletKu is an electronic system operator. Relatedly, we have made effective our registration of Indonesian Standard of Business Classification (in Indonesian: Klasifikasi Baku Lapangan Usaha Indonesia (“KBLI”)) no. 63122 of “Web Portal and/or Digital Platform with Commercial Purposes”. Within this KBLI, we launched and managed the WalletKu App and WalletKu web portal. One of the regulators of this activity is the Ministry of Communications and Informatics of the Republic of Indonesia (MCI-RI) by the Regulation of the MCI-RI number 5 year 2020 (including its changes) on Private Electronic System Operators (ESO). It requires ESO that provides, manages, and/or operates offers and/or trades of goods and/or services to register its body to the MCI-RI. Consequently, we registered the company as an ESO in ESO registration number 000128.01/DJAI.PSE/02/2021. The electronic information ecosystem is regulated as such as the ministry wants to ensure that no ESO provides and facilitates the circulation of prohibited contents. Furthermore, to counter the privacy data breach problems of ESOs, the ministry wants the ESOs to be cautious about their internal mechanism of privacy data protection.

Supporting WalletKu’s sales inside the app is the electronic money usages, W-Cash. W-Cash is a product of co-branding agreement. We rely on PT E2Pay Global Utama’s license from the Bank of Indonesia. Currently, the electronic money licensing itself is regulated by the Regulation of the Bank of Indonesia number 20/6/PBI/2018 on Electronic Money. The co-branding agreement is registered and being reported by PT E2Pay Global Utama to Bank of Indonesia. Pursuant to the regulation, the provision of electronic money system must be done by following the mentioned principles: a) not implying a systemic risk; b) the whole operations must be conducted with good financial conditions; c) strengthening consumer’s protection; d) enterprises that benefits the nation’s economics; and e) money laundering and terrorism funding prevention.

The table below provides an overview of our existing licenses across different jurisdictions. We believe we are in material compliance with the requirements of each of these licenses. None of the licenses have an expiration or renewal date except the Malaysian license, which expires in March 2026. We expect to renew the license prior to its expiration.

Jurisdiction	Name of License	Regulator
Malaysia	License to conduct Money Services Business (Class of License: B)	Bank Negara Malaysia
Singapore	Major Payment Institution	Monetary Authority of Singapore
Indonesia	Money Remitter (Non-bank Fund Transfer Operator)	Bank Indonesia
Indonesia	Electronic System Operator	Ministry of Communications and Informatics of the Republic of Indonesia (MCI-RI)
Indonesia	Trades through Electronic System	Ministry of Trades of the Republic of Indonesia
Indonesia	Electronic Money Note: Rely on PT E2Pay Global Utama’s license Account Linkage	Bank of Indonesia
United Kingdom	PSD (Authorized Payment Institution)	Financial Conduct Authority

Competitive Position

Remittance Business (Tranglo)

The comparison metrics of Tranglo and some of its competitors within the cross-border remittance industry are set forth in the table below. We believe that Tranglo and most competitors retain a comprehensive competitive advantage against traditional banks. Traditional banks rely on many gatekeepers and intermediary networks in their end-to-end process, adding to costs and transaction turnaround time.

	Tranglo	MoneyGram	Western Union	Thunes	NIUM	EMQ
Business model	Wholesale	Retail	Retail	Wholesale	Wholesale	Wholesale
Focus market/s	Asia Pacific	Global	Global	Emerging markets	Europe	Europe & Middle East
Tech	API/batch upload	API	API	API/batch upload	API/batch upload	API

Transfer times

	Tranglo	Traditional Banks	Retail Operators	Wholesale Providers
Transfer Times	80% of payments are instant (within 5 minutes)	Between 3 to 7 working days	Between 1 to 3 working days	40% of payments are instant (industry average)

Charges

	Tranglo	Traditional Banks	Payment Gateways	Western Union
Charges	1% on average	Between 3% to 7%	3% + FX rates	0.3% to 3%

Retail Money Transfer Operators and Regional Mobile Wallets

Retail money transfer operators and regional mobile wallets adopt a “follow the consumer” approach. While the focus is still on consumers in their core market(s), these players target to serve the consumers’ payment needs both domestically and internationally. Consumers can make use of the same e-Wallet even in overseas markets when they travel. Examples include MoneyGram and Western Union. Retail money transfer operators tend to have better network and availability. However, these retail money transfer operators may need to connect and integrate with other wholesale remittance providers in order to expand their coverage areas. This will bring in additional costs and delay the remittance processes.

Wholesale Remittance Providers

These operators tend to fare better in terms of speed and pricing as compared to retail money transfer operators, whereas retail money transfer operators tend to have better network and availability. Tranglo is a wholesale remittance provider. Other competitors in the wholesale remittance industry include Thunes, NIUM and EMQ. These remittance providers generally have a transfer speed advantage because of direct and negotiated partnerships with local infrastructure providers. For example, Tranglo has an extensive network in the Philippines. NIUM, with a focus on Europe, is making aggressive expansion in that region, adding workforce, support as well as building local networks.

Batch uploads, a traditional transaction request option that eliminates the need for API, can add to the attractiveness of a remittance operator vis-à-vis its competitors. Businesses with the need for added flexibility would opt to engage a provider that supports both API integration and batch processing, as developing an in-house platform to integrate API could add considerable costs.

International Airtime Transfer Business (Tranglo)

In the airtime transfer service business, Tranglo competes with Prepay Nation, Ding, DT One, Merchantrade, Reloadly, Du and Thuns, which also provide services for top-up transactions to mobile operators and other digital service providers. Specifically, Thunes, which enables users to connect digital wallets and is a global cross-border payments network, is another competitor of Tranglo in the businesses of both airtime transfer services and money transfer.

	Tranglo	Ding/Du	DT One	Reloadly
Business model	Wholesale/ Retail	Retail/ Wholesale	Wholesale	Wholesale
Network	Global	Global	Global	Global
Support	24/7 global support	24/7 global support	24/7 global support	24/7 global support
Tech	API/web platform	API/web platform	API/web platform	API

Tranglo operates a wholesale-focused model, with retail top-ups offered as a supplementary product. This allows Tranglo to differentiate from wholesale-only competitors like DT One and Reloadly, while also matching the offerings of retail- and wholesale-focused competitors like Ding.

Network

While the industry average network coverage is global, most airtime operators include inactive operators in their network. Tranglo has performed numerous list cleanups to ensure an accurate representation of active networks while ensuring optimal support for these channels.

	Tranglo	Ding	DT One	Reloadly
Network	500 operators in 150 countries	700 operators in 150 countries	900 operators in 180 countries	800 operators in 170 countries

Technical and customer support rendered may vary according to geographical location. As the Tranglo team is primarily based in Malaysia and Singapore, support generally works best for queries coming from countries in similar time zones. The same applies for different operators, i.e., Reloadly operates out of Spain, the United States, France and Canada.

Support for API allows direct integration for developers and digital retailers offering direct foreign top-ups via their platforms, while web platform supports offline retailers or operators that prefer to link without going through API. As is the case with remittance, Tranglo, being able to offer both, can enjoy certain competitive advantages in the market.

Retail Airtime Business—Indonesia (WalletKu)

Many Indonesian e-Commerce players are the direct competitors of WalletKu’s retail Airtime Business. Shopee is now the biggest online shopping place. Shopee invites users to join as Shopee Partners. Partners can resell products purchased through the application offline. Products that can be purchased on the Shopee Partner application are Credit & Data Packages, Game Vouchers, PLN Electricity (Tokens & Bills), Indonesian Train Tickets, and other bills such as Credit Installments, Health Social Security Administration Agency (BPJS Kesehatan), Regional Water Companies Drinking (PDAM), Postpaid, Telkom, and Cable TV. In addition, Shopee Partners can also make use of the Shopee app for users to send money, pay installments, and Shopee marketplace payments.

Other competitors include GrabKios which is operated by KUDO Company. It is the airtime reseller company managed by Grab Indonesia. GrabKios helps all of Grab Merchants or general merchants to sell retail airtime top-up, and the products offered are of the same nature as WalletKu’s. GrabKios offers price discounts as a promotional campaign every month. However, GrabKios does not offer any financial assistance in the form of delay payments, unlike WalletKu which offers 3-5 days of receivables for the merchants. GrabKios also allows its partners to send money to all banks as well as to make bill payments.

Tokopedia is another application created for shop owners, stalls, and individuals who could open shops to sell digital products using the online Wholesale app. Small enterprises are able to sell products ranging from wholesale products, credit, data packages, PLN, Telkom, PDAM, BPJS, game vouchers, and cable TV.

Bukalapak offers a platform for partners to sell products ranging from physical goods to virtual products like Toll, Data Packages, Send Money, Cash Deposits, Electricity Tokens, Electricity Bills, Game Vouchers, and Train Tickets.

Regulation

Regulation in Particular to Tranglo

In Malaysia, Tranglo holds a Money Services Business license. The Money Services Business license is a class “B” license dated October 1, 2018 and renewed May 23, 2023 issued to Tranglo by Bank Negara Malaysia pursuant to the Money Services Business Act 2011 for Tranglo to carry out money services business. This license regulates and supervises all of the money services business industry which comprises the money changing, remittance and wholesale currency businesses and other related matters. In particular to class “B” license, it regulates all activities that involve outward & inward fund transfers by individuals and businesses via non-bank remittance service providers.

In the United Kingdom, Tranglo is an Authorized Payment Institution licensed by the Financial Conduct Authority under the Payment Services Regulations 2017. This license allows Tranglo to execute payment transactions, issuing of payment instruments, acquiring payment transactions, conduct money remittance, provide account information services and payment initiation services.

In Singapore, Tranglo is a major payment institution approved by the Monetary Authority of Singapore under the Payment Services Act 2019, which is an Act to provide for the licensing and regulation of payment service providers, the oversight of payment systems, and connected matters, to repeal the Money changing and Remittance Businesses Act (Chapter 187 of the 2008 Revised Edition) and the Payment Systems (Oversight) Act (Chapter 222A of the 2007 Revised Edition), and to make consequential and related amendments to certain other Acts. This license allows Tranglo to provide account issuance, domestic money transfer, cross-border money transfer, and E-money issuance services. Prior to terminating its ODL service, Tranglo partnered with four licensed Cryptocurrency Exchanges partners to liquidate XRP it received from its customers as part of its ODL service, but as a user of these services, it was not required to maintain a separate license.

In Indonesia, Tranglo is a holder of a Non-bank Fund Transfer Operator license from Bank Indonesia under the Bank Indonesia Regulation Number 23/06/PBI/2021 on Payment Service Provider for non-bank fund transfer services. It regulates nonbank funds transfer providers having business entities incorporated in Indonesia engaged in funds transfer activities.

Regulation in particular to WalletKu

WalletKu is subject to a wide range of regulations in the Republic of Indonesia relating to electronic and information security, trades through electronic systems, electronic money licensing, and labor law.

WalletKu as an electronic system operator. WalletKu holds a registration under Indonesian Standard of Business Classification (in Indonesian: Klasifikasi Baku Lapangan Usaha Indonesia-KBLI) no. 63122 of a “Web Portal and/or Digital Platform with Commercial Purposes”. Within this KBLI, WalletKu launched and manages the WalletKu App and WalletKu web portal. One of the regulators of this activity is the Ministry of Communications and Informatics of the Republic of Indonesia (MCI-RI) by the Regulation of the MCI-RI number 5 year 2020 (including its changes) on Private Electronic System Operators (ESO). It requires an ESO that provides, manages, and/or operates offers and/or trades of goods and/or services to register with the MCI-RI. Consequently, WalletKu registered as an ESO in ESO registration number 000128.01/DJAI.PSE/02/2021. The electronic information ecosystem is regulated as such as the ministry wants to ensure that no ESO provides and facilitates the circulation of prohibited contents. Furthermore, to counter the privacy data breach problems of ESOs, the ministry wants the ESOs to be cautious about their internal mechanism of privacy data protection.

Alongside the KBLI 63122, we also have made effective our registration of KBLI number 47912 of “Retail Trade through the Media for Textile, Clothing, Footwear, and Personal Goods Commodities”. This one is for our retail trades that are available in our WalletKu app. Within this KBLI, WalletKu is a subject to Government Regulation number 80 year 2019 on Trades through Electronic System (in Indonesian: Perdagangan Melalui Sistem Elektronik-PMSE). According to the mentioned regulation, PMSE entities are obliged to ethically advertise; disclosing truthful information of the products they sell (along with their obligation to disclose the accurate information about the products, the suitability of real products from the ads, consumption eligibility, legality, quality, and accessibility of the goods or services, and to protect consumers).

Supporting our sales inside the app is the electronic money usages. W-Cash is a product of co-branding agreement. We rely on PT E2Pay Global Utama’s license from the Bank of Indonesia. Currently, the electronic money licensing itself is regulated by the Regulation of the Bank of Indonesia number 20/6/PBI/2018 on Electronic Money. The co-branding agreement is registered and being reported by PT E2Pay Global Utama to Bank of Indonesia. Pursuant to the regulation, the provision of electronic money system must be done by following the mentioned principles: a) not implying a systemic risk; b) the whole operations must conducted with good financial conditions; c) strengthening consumer’s protection; d) enterprises that benefits the nation’s economics; and e) money laundering and terrorism funding prevention.

WalletKu uses payment initiation and acquiring services provided by third parties. This area is regulated by the Regulation of Bank of Indonesia number 23/6/PBI/2021 concerning Payment Services Provider.

WalletKu is subject to Law number 13 year 2003 on Manpower, as modified by the Indonesian Constitutional Court, and by Law number 11 year 2020 on Job Creation. These laws establish various norms relating to the maximum term of definite employment, severance payments, mandatory workers’ rights protections, leave provisions, among others. These laws are generally designed to enhance the welfare of the workers within the jurisdiction of the Republic of Indonesia.

Regulation in Particular to our Business in Indonesia

This section sets forth a summary of the significant regulations or requirements in Indonesia. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, electronic money, payment processing, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labor.

Regulations on Foreign Investment

The Law No. 25/2007 regarding Investment issued on April 26, 2007, or the Indonesia Investment Law, states that all business sectors or business types are open to foreign investment, except those over which the Indonesian government has expressly prohibited or restricted foreign investment. Under the Indonesia Investment Law and the Negative Investment List promulgated by the Indonesian government applicable at the time of establishment of our Indonesia operating entities, foreign investors can own up 49% of the equity in the electronic money businesses and 100% of the equity in fund transfer in Indonesia. According to Regulation of the Bank of Indonesia number 20/6/PBI/2018, the provision of maximum 49% ownership of foreign entities (51% minimum for local shareholders) is enforceable to the issuer of electronic money. WalletKu did not issue new electronic money as it has a co-branding agreement with PT E2Pay Global Utama (which is the party that issues the “M-Bayar” electronic money). In addition, according to President Regulation number 10 year 2021 on Investment List (as amended), fintech business (especially in KBLI 58200, 63122, and 47912 is not restricted nor strictly regulated in respect to foreign ownership). Accordingly, we do not believe that the maximum provision for foreign entities is applicable for WalletKu’s current business.

Regulations on the Use of Rupiah

On June 28, 2011, the government of Indonesia enacted Law No. 7 of 2011 on Currency, or the Indonesia Currency Law, which took immediate effect. Furthermore, on March 31, 2015, Bank Indonesia enacted Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of Indonesian Rupiah within the Territory of the Republic of Indonesia, or the Indonesia Currency Law Implementation Regulations. The implementation rules of the Indonesia Currency Law require the use of Indonesian Rupiah for all transactions conducted within Indonesia including transactions for payment, settlement of obligations and other financial transactions, except for certain exemptions provided under the Indonesia Currency Law Implementation Regulations. Failures to comply with any provisions under the Indonesia Currency Law Implementation Regulations may subject the person to administrative, criminal or monetary sanctions of up to IDR1 billion (US$72,695.6).

Regulations on Dividend Distributions

Dividend distributions are regulated under Law No. 40 of 2007 on Limited Liability Company, or the Indonesian Company Law. A decision to distribute a dividend needs to be made by a resolution of the shareholders at the annual or general meeting of shareholders upon the recommendation of the board of directors of a company. A company may only declare dividends at the end of a fiscal year if it has positive retained earnings. Furthermore, the Indonesian Company Law allows a company to distribute interim dividends prior to the end of a financial year so long as it is permitted by its articles of association and provided that the interim dividend does not result in the company’s net assets becoming less than the total issued and paid-up capital and the compulsory reserves fund. Such distribution shall be determined by the company’s board of directors after being first approved by the board of commissioners. If, after the end of the relevant financial year, the company has suffered a loss, any distributed interim dividends must be returned by the shareholders, and the board of directors and board of commissioners of the company will be jointly and severally responsible if the interim dividend is not returned. A limited liability company is required to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid up capital.

Regulations on Foreign Exchange

Indonesia has limited foreign exchange controls. The Indonesian Rupiah is generally freely convertible within or from Indonesia. The Indonesian Investment Law stipulates that foreign investors are allowed to make capital contributions and repatriate dividends, profits and other income in foreign currency without obtaining prior approvals from governmental authorities and/or Bank Indonesia, the central bank of Indonesia. The conversion of foreign currency into Indonesian Rupiah for capital contribution purposes does not require any governmental approvals.

On September 5, 2016, Bank Indonesia issued Bank Indonesia Regulation No. 18/18/PBI/2016 on the Foreign Exchange Transactions against Rupiah between Banks and Domestic Parties and Bank Indonesia Regulation No. 18/19/PBI/2016 on Foreign Exchange Transactions against Rupiah between Banks and Foreign Parties, or the Indonesia Foreign Exchange Regulations. According to such regulations, a party wishing to convert Indonesian Rupiah to foreign currency exceeding certain thresholds set forth in the Indonesia Foreign Exchange Regulations is required to submit certain supporting documents to the bank handling the foreign exchange conversion, including the underlying transaction documents and a duly stamped statement confirming that the underlying transaction documents are valid and that the foreign currency will only be used to settle the relevant payment obligations. For conversions not exceeding the threshold set forth in the Indonesia Foreign Exchange Regulations, the person only needs to declare in a duly stamped letter that its aggregate foreign currency purchases have not exceeded the monthly threshold set forth in the Indonesian banking system.

Laws and Regulations Relating to Electronic Money Business

Electronic money, or E-Money, is regulated specifically under Bank Indonesia Regulation No. 20/6/PBI/2018 on Electronic Money, or E-Money Regulation. E-Money Regulation mainly outlines the obligations of the electronic money operators in the E-Money system including licensing and user protection. The five E-Money operators are namely the principal, the acquirer, the issuer, the clearing operator and the settlement operator. Each of these roles serves its own respective roles in the facilitation of transactions between the merchants and the users of the electronic money system. Other than banks, the E-Money Regulation also permits non-bank entities to act as E-Money operators insofar it is established as a limited liability company in Indonesia and has obtained the necessary licenses from Bank Indonesia. Non-bank entities that apply for the permit as an E-Money issuer, is subject to minimum issued capital of not less than IDR 3,000,000,000 and a foreign shareholding cap of 49%, both directly and indirectly.

WalletKu has a co-branding arrangement with PT E2Pay Global Utama’s license as an e-money operator who issues the M-Bayar e-money product. WalletKu co-brands M-Bayar as “W-Cash”. Pursuant to Article 4 paragraph (1) of the Bank of Indonesia regulation, the party which obliged to has a license of the Bank of Indonesia is the operator (PT E2Pay Global Utama). Pursuant to Article 5 paragraph (2) of the regulation a quo, there are two groups of Payment Services Provider which is the basis for the e-money provider grant from Bank of Indonesia: (a) front-end; and (b) back-end. The front-end group consists of issuer, acquirer, payment gateway provider, electronic wallet operator, and fund transfer operator. The back-end group consists of principal, switching operator, clearing operator, and end-settlement operator. WalletKu’s mechanism of e-money is provided by PT E2Pay Global Utama. In addition, our payment gateway is also provided by third party too. Hence, the front-end group is not applicable and the back-end group is not relevant under WalletKu’s current arrangement.

Laws and Regulations Relating to Fund Transfer

The underlying regulation governing fund transfers is Law No. 3 of 2011 on Fund Transfer, or Fund Transfer Law, which is implemented by several Bank Indonesia regulations. Fund Transfer Law defines a fund transfer as a chain of actions with the intention of transferring a certain amount of funds to the recipient mentioned within the fund transfer order, up until the receipt of such fund by the recipient. A fund transfer operator is defined as a bank and non-bank business entity in the form of an Indonesian legal entity that operates fund transfer activities.

A non-bank fund transfer operator is required to obtain a license from Bank Indonesia, and is further subject to several requirements, including a minimum capital requirement and fit and proper test for primary parties. A licensed fund transfer operator shall commence its operation within 3 months of the license issuance date and failure to commence operations within such period will require the fund transfer operator to submit a report to Bank Indonesia on infrastructure readiness as well as details explaining the hindrances that have caused such delay. In such case, Bank Indonesia reserves the right to cancel the fund transfer operator license if there is a reasonable basis to conclude that the fund transfer operator is no longer capable of undertaking its operation.

Fund transfers from and/or to overseas shall be based on the written agreement with the fund transfer operator who has obtained a license from the relevant authority in the destined jurisdiction. Bank Indonesia reserves the right to determine the nominal limit of transfers. Offshore fund transfer operators shall firstly submit written information containing a business plan and details of the business partnership to Bank Indonesia, upon which such submission will be subject to Bank Indonesia’s approval, rejection, determination and/or limitation. A fund transfer operator may also enter into a partnership with a licensed domestic fund transfer operator, subject to approval from Bank Indonesia.

Provision of Applications and Content Services through the Internet

On March 31, 2016, the Indonesian Minister of Communications and Informatics (“MOCIT”) issued Circular Letter No. 3 of 2016 on Provision of Applications and Contents Services through the Internet, or the Over-the-Top (“OTT”) Circular Letter, which regulates the provision of virtually all over-the-top services or services provided over the Internet, or the “OTT services”. The definition of OTT services includes online messaging, online games, webpages and e-commerce platforms. The OTT Circular Letter has extraterritorial reach and applies to any OTT services providers serving the Indonesian market. OTT services providers are required to employ data protection measures, conduct filtering, screening, and censorship functions, use national payment gateways and Indonesian IP addresses and provide manuals in the Indonesian language. Furthermore, a foreign OTT services provider is required to establish a permanent establishment in Indonesia in accordance with Indonesian taxation laws and is expected to comply with all Indonesian laws and regulations. Due to the broad coverage of the OTT Circular Letter, we are subject to this circular letter and therefore must adhere to all of its requirements.

Regulation on Electronic System Operator

WalletKu holds a registration under Indonesian Standard of Business Classification (in Indonesian: Klasifikasi Baku Lapangan Usaha Indonesia (“KBLI”)) no. 63122 of a “Web Portal and/or Digital Platform with Commercial Purposes”. Within this KBLI, WalletKu launched and manages the WalletKu App. One of the regulators of this activity is the Ministry of Communications and Informatics of the Republic of Indonesia (MCI-RI) by the Regulation of the MCI-RI number 5 year 2020 (including its changes) on Private Electronic System Operators (ESO). It requires ESO that provides, manages, and/or operates offers and/or trades of goods and/or services to register its body to the MCI-RI. Consequently, WalletKu registered as an ESO in ESO registration number 000128.01/DJAI.PSE/02/2021. The electronic information ecosystem is regulated as such as the ministry wants to ensure that no ESO provides and facilitates the circulation of prohibited contents. Furthermore, to counter the privacy data breach problems of ESOs, the ministry wants the ESOs to be cautious about their internal mechanism of privacy data protection.

Regulations on Personal Data Protection and Information Security

In December 2016, MOCIT enacted MOCIT Regulation No. 20 of 2016 on Personal Data Protection, or the Personal Data Protection Regulation, which sets out the rules governing the protection of personal data that are stored in electronic form. The regulation requires that prior to any action taken in relation to personal data, including the acquisition, processing, storage, transfer, disclosure and access, and erasure, the prior consent of the owner of such personal data is obtained. Under the Personal Data Protection Regulation, electronic system providers are required to notify the personal data owner in the case of any breach involving his/her personal data no later than 14 days subsequent to the occurrence of the breach. If we fail to comply with the Personal Data Protection Regulation, we may be subject to sanctions in the form of warnings or written reprimands, temporary suspensions, or may be blacklisted.

Regulation on Retail Trades

WalletKu holds registration KBLI no. 47912 for “Retail Trade through the Media for Textile, Clothing, Footwear, and Personal Goods Commodities” for retail trades that are available in its WalletKu app. Within this KBLI, WalletKu is a subject to Government Regulation no. 80 year 2019 on Trades through Electronic System (in Indonesian: Perdagangan Melalui Sistem Elektronik (“PMSE”)). According to the mentioned regulation, PMSE entities are obliged to ethically advertise; disclosing truthful information of the products they sell (along with their obligation to disclose the accurate information about the products, the suitability of real products from the ads, consumption eligibility, legality, quality, and accessibility of the goods or services, and to protect consumers).

Regulations on Consumer Protection

Consumer protection in Indonesia is regulated under Law No. 8 of 1999 on Consumer Protection, or the Consumer Protection Law, which became effective on April 20, 2000. It is the first comprehensive law devoted to protecting the rights of and promoting the recourses available to, users of both goods and services. The law details activities and circumstances that are prohibited such as disclosing incorrect and unclear information regarding the services rendered or promoting false advertising. Violations of the Consumer Protection Law may result in an administrative and/or criminal sanction such as a mandatory contribution to a compensation fund or an imprisonment sanction.

Trademark and Geographical Indication Law

Before the end of 2016, the Indonesian House of Representatives enacted the Law No. 20 of 2016 on Trademark and Geographical Indication, or the Trademark and Geographical Indication Law. The new Trademark and Geographical Indication Law has expended the scope of trademark protection and adopted the Madrid protocol provisions, which cover the trademarks of our Indonesian entities.

The Trademark and Geographical Indication Law shortened the trademark registration process from 12 to 18 months to eight months. In addition, the Trademark and Geographical Indication Law recognizes two types of international trademark registration application: an application originating from Indonesia to an International Bureau which is filed through the Directorate General of Intellectual Properties under the Minister of Law and Human Rights, or an application addressed to Indonesia as the receiving office from an International Bureau. To be able to file an application in Indonesia for the international registration of a trademark, the applicant either must have applied for registration of the trademark in Indonesia or must already own the trademark in Indonesia.

WalletKu previously filed an application for a registered trademark on the mark “WalletKu” in financial services class (Class 36). On March 3, 2023, the Trademark Appeal Commission of the Ministry of Law and Human Rights officially rejected this application on the grounds that the mark has a substantial similarity to an existing registered trademark. As a result, the ‘WalletKu’ trademark currently lacks legal protection in Indonesia. However, such protections are no longer relevant for WalletKu’s current business, as WalletKu is now focused primarily on the Indosat Cluster Partnership.

Regulations Relating to Copyrights

Copyrights in Indonesia are regulated under Law No. 28 of 2014 on Copyrights, or the Indonesia Copyright Law. Indonesia adopts the declarative system of copyright protection whereby a copyright is an exclusive right of a creator of content which arises automatically after a creation appears in a concrete form. The Indonesia Copyright Law protects creations in the field of science, arts and literature, which includes, among others, computer programs, video games, photography, songs or music with or without lyrics, and all forms of art.

WalletKu’s WalletKu App is subject to the copyright protection under the Indonesian Copyright Law. Pursuant to Article 1 paragraph (1) Indonesian Copyright Law, copyright is defined as exclusive rights on a creation of the creator that automatically arises based upon the declarative principle right after a creation is manifested in a real form. Based on Article 40 paragraph (1) Indonesian Copyright Law, computer programs are one of the creations that are protected under copyright title.

Moral rights and economic rights are protected under the. Moral rights are rights that confer upon the creator the right to attach the creator’s name to the creation, to limit the right of others to modify the creation or change the creation’s name, and to defend his/her personal rights if the creation is distorted, mutilated or modified or the creator’s reputation is otherwise diminished. Economic rights consist of rights that grant powers to the creator to publish, copy, translate, adapt or transform, distribute the original or the copy, show, announce, communicate, and lease the creation. Parties who want to exercise the economic rights must have a creator or copyright holder license.

Moral rights on computer program prevail eternally and economic rights prevail for 50 years after the announcement of the creation. What is meant by “announcement” in the Indonesian Copyright Law is a reading, broadcast, exhibition of the creation by any media either electronic or non-electronic or an activity with any means, so a creation could be read, heard, or seen by any person. WalletKu App first launched in May 2017 and the protection prevails 50 years from that date.

Currently WalletKu previously filed a copyright registration of the WalletKu App with the Ministry of Law and Human Right (“MoLHR”) in Indonesia. MoLHR officially rejected this registration on the grounds that the copyright has substantial similarity to an existing registered copyright. However, such protections are no longer relevant for WalletKu’s current business, as WalletKu is now focused primarily on the Indosat Cluster Partnership. The documentation of copyright in the MoLHR functionally serves as a legal proof of the creation of the work.

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center (the “PPATK”), and the entities responsible to report such transactions. Under this law, any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may be subject to monetary sanctions of up to IDR5 billion (US$336,468) and imprisonment of up to 20 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK any suspicious financial transactions, and any transaction entered into with its customers having a minimum amount of IDR500 million (US$33,646.81), or an equivalent value in other currencies, and/or any financial transaction involving the transfer of funds from and to other countries, no later than 14 business days after the transaction is conducted.

Failure to submit a report may subject the reporting party to administrative sanction(s) which will be imposed by the supervisory and regulatory body in the form of a warning letter, public announcement on the action or sanction and/or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts in order to provide, collect, grant, or loan funds to persons that knowingly would use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Failure to do so will result in fines of up to IDR1 billion (US$67,293.62). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years. Funds of the alleged financers of terrorism may be frozen upon the request of the PPATK, investigators, public prosecutors, a judge, and other legally designated parties.

Regulations on Labor

On March 25, 2003, the House of Representatives enacted Law No. 13 of 2003 on Manpower, or the Indonesia Manpower Law. Under the Indonesia Manpower Law, we are not allowed to pay our employee wages below the minimum wage stipulated annually by the relevant provincial, regency or municipal government. The minimum wage is set in accordance with the need for a decent standard of living, taking into consideration the productivity and growth of the economy. If we fail to abide by requisite minimum wage regulations in the Indonesia Manpower Law, our directors may be liable to a term of imprisonment of no less than one year and up to four years. Moreover, we may also be subject to a fine of up to IDR400 million US$26,917.45).

Indonesia has adopted social protection and social welfare programs for employees who are working in Indonesia under Law No. 24 of 2011 on the Social Security Agency, or the Indonesia Social Security Agency Law. The Indonesia Social Security Agency Law establishes two social welfare programs, namely, the healthcare social security insurance and employment social security. Employment social security covers workers compensation, pensions and life insurance. Under the Indonesia Social Security Agency Law, an employer is required to register itself and its employees as employment social security participants. If an employer fails to comply with this obligation, it will be subject to a written warning, fines and/or exclusion from certain public services. The Indonesia Social Security Agency Law further stipulates that an employer that violates its obligation to provide the requisite financial contributions to healthcare social security insurance and employment social security will be subject to up to eight years of imprisonment and fines of up to IDR1 billion (US$67,293.62). In addition, pursuant to the Indonesia Manpower Law, every person, including foreign nationals, who is employed for at least six months in Indonesia, must participate in the social security programs in Indonesia.

C. Organizational Structure

Our principal subsidiaries as of December 31, 2025, are set out below:

			Percentage of controlling ownership held by Currenc
Company Name	Place of incorporation	Principal activities	Directly	Indirectly
Seamless Group Inc.	Cayman Islands	Investment holding	100%
Dynamic Investment Holdings Limited	Cayman Islands	Investment holding		100%
Bagus Fintech Pte. Ltd.	Singapore	Providing business center services	-	100%
Currenc Capital Inc.	Cayman Islands	Investment holding	100%	-
Currenc US Inc.	United States	Investment holding	100%	-
Currenc Power Inc.	Cayman Islands	Investment holding	100%	-
Seamless AI Inc.	BVI	Investment holding	-	51%
Seamless Lab Limited	Hong Kong	Development of AI call center and system integration	-	51%
CURR-ARC GP Limited	Hong Kong	Acting as General Partner of Limited Partnership Fund	-	100%
CURR-ARC AI Fund 1 LPF	Hong Kong	Limited Partnership Fund	-	100%
Tranglo Sdn. Bhd.	Malaysia	Provision of international airtime reload, international money transfer services, its related implementation, technical and maintenance services	-	60%
PT Tranglo Indonesia	Indonesia	Operating money remittance business	-	60%
PT Tranglo Solusindo	Indonesia	Providing and sourcing airtime and other related services	-	60%
Tranglo (MEA) Limited	Hong Kong	Providing and sourcing airtime and other related services	-	60%
Tranglo Europe Ltd	United Kingdom	Operating money remittance business	-	60%
Tranglo Pte. Ltd.	Singapore	Operating money remittance business	-	60%
Treatsup Sdn. Bhd.	Malaysia	Research, development and commercialisation of Treatsup application and provision of implementation, technical services and maintenance related to the application	-	60%
Dynamic Indonesia Holdings Limited	Cayman Islands	Investment holding	-	100%

D. Property, Plants and Equipment

Our corporate headquarters is located in Singapore which is under a lease that expires in September 2026. We also have offices in Kuala Lumpur consisting of 14,096 square feet of space in the same building under a lease that expires in October 2026. We have offices in several other locations and believe our facilities are sufficient for our current needs.

Item 4A. Unresolved Staff Comments

We have no unresolved comments from the staff of the SEC with respect to our periodic reports under the Exchange Act.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Unless the context otherwise requires, references in this “Operating and Financial Review and Prospects” to “Currenc,” “we,”, “us” or “our,” generally refer to Seamless Group Inc. prior to the Business Combination and to Currenc Group Inc. after giving effect to the Business Combination.

Overview

We are an exempted company with limited liability incorporated in the Cayman Islands on March 8, 2021. We are an investment holding company headquartered in Singapore.

We were originally a publicly traded special purpose acquisition company named INFINT formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

We are now a leading operator of global money transfer services and airtime trading in Southeast Asia. Our mainstream business is our remittance business which facilitates users, in particular migrant workers in different countries sending money from one country to another in a low cost and efficient manner. Another line of our business is our airtime business which sells airtime to users in different countries worldwide, including retail users in Indonesia. Before merging with INFINT SPAC, we operated the two different business lines through four main subsidiaries: Tranglo, WalletKu, TNG Asia and GEA. On July 30, 2024, we divested GEA and on August 30, 2024, we divested TNG Asia. Since then, we operate our global remittance business through Tranglo, which is one of the leading money remittance platforms in Southeast Asia. Tranglo provides business-to-business (“B2B”) remittance services for financial institutions and is considered an upstream player of the remittance industry. We also provide cross-border international airtime transfer services through Tranglo, acting as a switching platform provider for telecom airtime transfer and a wholesale reseller of foreign airtime. We further operate our subsidiary, WalletKu, which is an Indonesian airtime operator facing end users directly.

Tranglo is a leading global money transfer hub in Southeast Asia. Tranglo provides a single unified application programming interface for licensed banks and money service operators and acts as a one-stop settlement agent for cross-border money transfer, offering customers the ability to process payments globally. At December 31, 2025, Tranglo had more than 5,000 bank partners, 35 e-Wallets, 130,000 cash pick-up points, and more than 140 corporate clients for remittances, with a remittance network covering more than 100 countries. As for the full year period ended December 31, 2025, Tranglo processed around 11.5 million transactions with a total processing value of $5.6 billion, which represents an increase in volume by 1.0% as compared to 11.4 million transactions for the full year period ended December 31, 2024, and a growth in total processing value by 1.2% as compared to the total processing value of $5.1 billion for the full year period ended December 31, 2024. As for the full year period ended December 31, 2025, the top four sending countries and regions for Tranglo’s remittance business were UK, Korea, Singapore and Israel, whereas the top four receiving countries were Thailand, Philippines, Indonesia, and China.

The number of Tranglo unique users increased to 1,377,874 as of December 31, 2025 from 1,229,132 as of December 31, 2024. The number of average monthly unique sending accounts increased from 355,997 for the full year period ended December 31, 2024 to 381,726 for the full year period ended December 31, 2025.

Tranglo is also a global airtime transfer hub, offering cross-border airtime wholesale and transfer services. This line of business also targets migrant workers who could buy and transfer airtime back to their family members in their homeland. However, global airtime transfer business has much lower gross margin as compared to the remittance business, and it also requires higher working capital as there are account receivables in the trade. Moreover, as most South East Asian countries have widely developed their internet network, especially in countries like Indonesia, more Wi-Fi connections are available to citizens and therefore, the demand of airtime transfer has been declining in the South East Asian countries like Indonesia and Malaysia. At December 31, 2025, Tranglo has partnered with more than 500 mobile operators that cover 150 countries and served more than 40 airtime corporate customers. As for the full year period ended December 31, 2025, Tranglo processed 3.5 million airtime transfer transactions with a total value of $8.0 million, representing a decrease of 14.9% in volume and 14.0% in value as compared to 4.2 million transactions with a total value of $9.3 million for the full year period ended December 31, 2024. For the full year period ended December 31, 2025, the airtime unique user accounts decreased to 560,493, representing a decline of 9.5% as compared to 619,075 for the full year period ended December 31, 2024. The monthly average unique sending accounts also decreased to 114,156 for the full year period ended December 31, 2025, representing a decline of 15.5% as compared to 135,058 for the full year period ended December 31, 2024.

WalletKu is an independent electronic platform in Indonesia directly facing end users, and allows its customers to purchase airtime and conduct internet data top-up. The WalletKu platform also allows users to conduct cash top-up, transfers, and utility or bill payments. WalletKu is also a participant in the CMP for managing the marketing work of Indosat telecommunication and airtime products in two cluster areas in Indonesia. WalletKu served approximately 130,000 customers as of December 31, 2025, distributing airtime with a total value of $6.89 million for the full year period ended December 31, 2025, representing a decrease of 52.48% in value as compared to 128,000 customers with a total value of $14.5 million for the full year period ended December 31, 2024, despite an increase in customer volume.

Business Combination

On the Closing Date, INFINT, Merger Sub, and Seamless, consummated a business combination pursuant to the Business Combination Agreement dated as of August 3, 2022. Also on the Closing Date, INFINT completed a series of transactions that resulted in the Business Combination of INFINT with Seamless. On August 30, 2024, pursuant to the Business Combination Agreement, the Merger Sub merged with and into Seamless, with Seamless surviving the merger as a wholly owned subsidiary of INFINT, and INFINT changed its name to Currenc Group Inc. Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CURR”.

Pursuant to ASC 805-40, Reverse Acquisitions, for financial accounting and reporting purposes, Seamless was deemed the accounting acquirer with INFINT being treated as the accounting acquiree, and the Business Combination was accounted for as a reverse recapitalization (the “Reverse Recapitalization”). Accordingly, our audited condensed consolidated financial statements represent a continuation of the financial statements of Seamless, with the Business Combination being treated as the equivalent of Seamless issuing stock for the net assets of INFINT, accompanied by a recapitalization. The net liabilities of INFINT were stated at historical cost, with no goodwill or other intangible assets recorded, and were consolidated with Seamless’ financial statements on the Closing Date. The number of Seamless common shares for all periods prior to the Closing Date have been retrospectively adjusted using the exchange ratio that was established in accordance with the Business Combination Agreement, after adjusting for the share repurchase.

PIPE Offering

Simultaneous with the closing of the Business Combination, we also completed a series of private financings, issuing a Convertible Note for $1.94 million, 400,000 commitment shares, and warrants to purchase 136,110 Ordinary Shares in a private placement to a PIPE investor, which raised $1.75 million in net proceeds.

Proposed Transactions

On November 2, 2025, we entered into a non-binding Term Sheet with Animoca Brands in relation to a business combination wherein we would acquire 100% of the issued shares of Animoca Brands by way of an Australian scheme of arrangement. Under the proposed structure, as consideration, shareholders of Animoca Brands would collectively own approximately 95% of the issued shares in the resulting entity, and our current shareholders would hold approximately 5%. We expect to authorize a dual-class share structure in connection with the transaction, and following closing, the Board is expected to include nominees of both companies. We currently expect, if the Proposed Merger is completed, that the combined company would operate under the Animoca Brands name.

Animoca Brands is widely recognized as a global leader in the digital asset ecosystem, distinguished by its diversified investment portfolio of more than 600 companies across digital asset verticals such as RWA tokenization, AI, gaming, blockchain infrastructure, and decentralized finance. Animoca Brands’ digital asset treasury includes BTC, ETH, SOL, MOCA, SAND, and EDU, among a wide range of other altcoin assets, as well as investments in leading digital asset companies such as Ledger, Kraken, Igloo, Consensys, Humanity Protocol, and LayerZero. Animoca Brands also participates in a joint venture focused on launching a regulated stablecoin, and has partnered with Provenance Blockchain Labs to develop NUVA, a platform for accelerating access to RWAs, underscoring its institutional-grade approach to compliant Web3 infrastructure.

On January 2, 2026, in connection with the Proposed Merger, we announced that our wholly owned subsidiary, Seamless, entered into a Share Purchase Agreement to sell its 60% controlling interest in Tranglo to New Margin. Pursuant to the Share Purchase Agreement, New Margin will acquire 100,465 ordinary shares of Tranglo from Seamless for an aggregate purchase price of US$400 million, with US$200 million payable on the closing of the Tranglo Transaction and US$200 million due ninety (90) days after the closing of the Tranglo Transaction. Closing of the Tranglo Transaction is subject to certain conditions, which include securing regulatory approval and any third party consents. If closing conditions have not been satisfied or waived by the parties by September 30, 2026, the Share Purchase Agreement will automatically terminate. The Share Purchase Agreement is governed by the laws of Malaysia.

A. Operating Results

Major Factors Affecting Our Results of Operations

Our remittance services have benefited from continual growth in global migrant worker population, who have a strong demand for regular and small sizes of remittance to send money regularly to their homeland for their families’ livelihood. Given the average small size of remittance transactions, transaction costs are of prime consideration to our users and real-time remittance service is important to our users. With more usage of mobile devices and the increasing number of electronic wallets in Asia, the need for digital remittance has been increasing.

On the other hand, as the global digital remittance market has thrived and grown rapidly, more and more competitors have entered into the market and as a result, the market competition is intensifying. This has direct impact on our pricing power, and thus our profitability.

On the other hand, our international airtime transfer business may be adversely affected by the increasing adoption and thus wider availability of free Wi-Fi in public places, buildings in many Southeast Asian countries and throughout other emerging countries.

As the South East Asian market is getting saturated, our results of operations and financial condition are affected by our ability to expand our market reach to other geographical regions like the Middle East or Africa.

Ability to Maintain and Increase the Size of Our User Base

Our revenue is largely driven by the number of users and the number of transactions on our remittance platforms, as well as the users on our airtime trading platforms. The larger the number of users on our platforms and the larger the number of partners, including banks, e-Wallets and corporations that will join our network, the greater will be the number of transactions that drive our revenue. However, as the market competition is getting more intense, we have to offer more price-competitive and highly efficient services in order to maintain and increase our user base.

We serve only financial institutions and are a B2B remittance hub. In other words, we are considered to be the upstream player of the digital remittance industry. Being an upstream player, we are under tremendous pricing pressure. In order to expand our profit margin, we need to go downstream and directly engage retail customers. We will need to develop B2C markets, especially in the Middle East. This development, if successfully launched, will generate much higher profitability.

As for our airtime business, we will strive to expand our global airtime transfer coverage and telecommunications partner network. Our global airtime transfer business mainly serves migrant workers worldwide. As Malaysia-Indonesia is currently the key global airtime corridor for Tranglo which contributed 54.3% of Tranglo’s global airtime revenue for the full year period ended December 31, 2025, Tranglo’s global airtime business has been adversely affected by the changes. We need to broaden our network and diversify our user base to other Asian countries like Pakistan, Middle East countries like UAE and Saudi Arabia, and African countries like Egypt, in order to expand our global airtime business in the future. We will also seek to expand the network and coverage of WalletKu and offer a wider range of products and services for retail customers in Indonesia.

Ability to Operate in a Cost-Effective Manner

Our ability to control costs and expenses relating to our operations affects our profitability. The global remittance market is evolving rapidly and new entrants to the market have driven market competition. This has a long-term downward trend on the gross profit margin for the whole industry. In order to generate growing operating profits, players have to expand their market scope and scale, while on the other hand, control their operating costs. General and administrative expenses have historically represented the largest portion of our total operating expenses. Therefore, most of our costs are fixed costs which do not increase in tantum with the increase in business volume and digital remittance transactions processed. That means we have a high operating leverage. If the business volume increases, our profitability will increase even more.

Expansion into New Markets and Acquisitions

As part of our strategy of expansion, we have in the past acquired, and may, from time to time, acquire businesses or interests in businesses, including non-controlling interests, form joint ventures or create strategic alliances. We will continually evaluate potential strategic acquisitions of businesses or products with the aim of expanding its user and revenue base, widening its geographic coverage and increasing its product range. In addition, our ability to leverage our existing distribution network to expand our product offering across our current markets and replicate our success in Southeast Asian and Middle East countries where we operate will affect our growth and results of operations. We expects that its growth prospects will continue to be significantly affected by its ability to expand its business in new and existing markets. For further details on planned acquisitions a strategic restructuring, see “Item 5. Operating and Financial Review and Prospects—Proposed Transactions.”

New AI Products and Services

We plan to launch new AI products and services for financial institutions through SEAMLESS AI Lab which is an AI solution provider for financial institutions. We use AI functions to create trading platforms, operating apps, marketing centers & enquiry centers for financial institutions. Through our “AI for Hire” program, we provide human resources and recruitment services to customers including AI Agent services to address common OTC challenges such as customer onboarding or “KYC,” real-time customer support, transaction inquiries, price volatility, liquidity management, and fraud detection. While development of these core solutions is complete, full deployment has been rescheduled to the first quarter of 2026.

In 2025, we secured a landmark contract with Coin Cove, an institution providing electronic banking services, to provide Coin Cove with comprehensive, AI-powered electronic banking solutions through SEAMLESS AI Lab, including a trading platform, trading and operating apps, customer inquiry and marketing center, SEAMLESS AI Call Centre technology, training, compliance and risk management tools, website design and MasterCard issuance.

We have crafted a comprehensive spot and futures trading environment for Coin Cove, supporting over 150 digital assets and 600 trading pairs alongside multi-asset collateral and settlement. The platform also offers large-volume trading with locked-in rates to eliminate slippage, customizable wallet solutions integrating with various blockchain ecosystems, and 24/7 operations through plug-and-play APIs. Over 15 fiat currencies are supported, providing flexibility for traders worldwide. In early 2026, we secured a contract with Coin Cove to further provide white-label crypto exchange services, allowing white-label branding by Coin Cove and allowing Coin Cove users to enjoy crypto trading-related functionalities offered under such services.

Within SEAMLESS AI Lab’s “AI Staff for Hire”, Coin Cove will deploy our pre-built, customizable AI Agents to perform staff training across customer service, operations, compliance, finance, and IT; assist human personnel, and deliver comprehensive reporting, monitoring and performance scoring.

We are also helping Coin Cove and other financial institutions to set up or improve their platforms or infrastructures for developing or expanding their digital remittance and global airtime businesses, with an aim to recruit these institutions to use our remittance and airtime corridors. We believe that these new AI services will generate significant synergy for Tranglo’s remittance and airtime businesses.

In connection with our infrastructure goals, we plan to develop our AI Data Center (“AIDC”) business. Featuring a total planned capacity of 500MW, the 100-acre AIDC campus will provide co-location and wholesale leasing solutions to hyperscalers, enterprise clients, and other data center users, catering to diverse needs and ensuring a robust tenant base. Activation of the AIDC Project has experienced delays and is currently anticipated for the second quarter of 2026.

We plan to form an AI-focused investment fund in collaboration with ARC Group, a leading global investment bank. As the first of a series of initiatives, the fund aims to raise up to $100 million to invest in AIDC, green energy, and computing power development, driving AI innovation and digital transformation globally. This fund is currently in the fundraising stage and has faced delays corresponding to the updated timeline of the AIDC Project.

Results of Operations

This section includes tables that set forth a summary of our consolidated results of operations for the periods indicated, as well as accompanying narratives explaining material changes. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Full-Year Period Ended December 31, 2025, Compared to Full-Year Period Ended December 31, 2024

	For the full-year period ended December 31,
	2025	2024
	$	$
	(dollars in thousands)
Revenue	37,813	46,435
Cost of revenue	(22,397)	(31,843)
Gross profit	15,416	14,592

Operating expenses
General and administrative and selling expenses	(23,353)	(41,968)
Total operating expenses	(23,353)	(41,968)
Finance income (costs)	(3,110)	(8,515)
Other income/(loss), net	(6,718)	(2,194)
Other expenses	(590)	(164)

Loss before income tax expense	(18,355)	(38,249)
Income tax expenses	(149)	(578)
Net loss	(18,504)	(38,827)

Non-GAAP Financial Figures:
EBITDA	(13,209)	(26,454)

(1)	To see how we define and calculate EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

Revenue Analysis

For the full-year period ended December 31, 2025, our revenue decreased by 18.5% to $37.8 million as compared to $46.4 million for the full-year period ended December 31, 2024. During the period, our mainstream digital remittance contributed by Tranglo increased by 22%, from $18.2 million for the full-year period of 2024, to $22.2 million for the full-year period ended December 31, 2025.

As we divested TNG Asia and GEA in August 2024, for the full-year period ended December 31, 2024, our total revenue after excluding the contribution of TNG Asia and GEA was $42.0 million, representing a year-over-year decrease of 10.3%1, primarily due to lower Global and Indonesian Airtime revenue, partly offset by growth in remittance revenue.

Full-Year Period Ended December 31, 2025, Compared to Full-Year Period Ended December 31, 2024

	For the full-year period ended December 31,
	2025	2024
	$	$
	(dollars in thousands)
Remittance revenue excluding TNG Asia & GEA	22,176	18,174

Global Airtime Revenue	7,942	9,336
Indonesian Airtime Revenue	7,678	14,505
Other Revenue	17	122
Total Revenue excluding TNG Asia & GEA	37,813	42,137

Our international remittance hub’s business, i.e. Tranglo’s remittance business, has been continuously growing in the past few years. For the full-year period ended December 31, 2025, Tranglo processed 11.5 million remittance transactions with a total value of $5.57 billion, which compares to 11.4 million transactions and a total value of $5.14 billion for the full-year period ended December 31, 2025. Tranglo’s overall take rate remain stable at 0.37% during the year 2025, of which 0.26% was the average transaction fee take rate, whereas 0.11% was the average forex spread take rate. For the full year of 2025, ODL remittance flows represented 1.3% of the TPV of Tranglo. This compared to the average total take rate of 0.37% for the year of 2024, of which 0.27% was the average transaction fee take rate and 0.1% was the average forex spread take rate. For the year of 2024, ODL remittance flows represented 4.5% of the TPV of Tranglo.

The global remittance market is evolving rapidly and market competition has been keen. This is especially the case for the upstream players who act as the remittance hub serving mainly financial institutions. Besides providing quality and reliable services, Tranglo needs to offer price competitive services in order to capture more market share and to secure the client relationship.

The decline in revenue was also due to a drastic decline of 15.1% in global airtime revenue, from $9.3 million for the full year of 2024 to $7.9 million for the full year of 2025. As more and more free Wi-Fi is now made available to the people in many Southeast Asian countries, especially in Malaysia and Indonesia, there was a change in consumers’ behavior.

Our Indonesian retail business Walletku recorded a decrease of 46.9% to $7.7 million for the year 2025, as compared to $14.5 million for the year of 2024.

1 Total 2024 revenues include intercompany transactions.

Cost of Revenue

For the full-year period ended December 31, 2025, our cost of revenue was $22.4 million which was a decrease of 29.6% as compared to that of $31.8 million for the full-year period ended December 31, 2024. The direct costs for remittance revenue was $7.9 million for the year of 2025, represent a decrease of 16.8% as compared to $9.5 million for the year of 2024. The decline was due to the divestiture of TNG Asia and GEA.

As we divested TNG Asia and GEA in August 2024, for the full-year period ended December 31, 2024, if excluding the direct costs contributed by TNG Asia and GEA, our total direct remittance costs was $6.9 million. For the same full year period of 2025, there was a 14.5% increase to $7.9 million. For the full-year period ended December 31, 2024, the total direct costs of revenue after excluding the contributions of TNG Asia and GEA was $28.9 million. This compared to $22.1 million for the same full year period of 2025, represented a decline of 23.5%.

Full-Year Period Ended December 31, 2025, Compared to Full-Year Period Ended December 31, 2024

	For the full-year period ended December 31,
	2025	2024
	$	$
	(dollars in thousands)
Remittance direct cost excluding TNG Asia & GEA	7,911	6,878

Global Airtime direct cost	6,745	8,089
Indonesian Airtime Walletku direct cost	7,440	13,910
Other Services	301	368
Total direct cost excluding TNG Asia & GEA	22,397	29,245

Despite that the TPV for Tranglo increased by 8.4%, from $5.14 billion for the year of 2024 to $5.57 billion for the year of 2025, the direct costs of remittance revenue for Tranglo was $7.9 million for the full year of 2025, which represented a direct payout rate of 0.13%. This compared to the direct costs of $6.9 million for the full year of 2024, with a direct payout rate of 0.12%. As our global digital remittance business is under keen competition and price pressure, Tranglo needs to continue its efforts in controlling the costs in order to preserve its profitability.

Our direct costs for global airtime revenue decreased substantially by 17.3% from $8.1 million for the year 2024 to $6.7 million for the year 2025, which was in line with the 15.1% decline in global airtime revenue. Our direct costs for Indonesian airtime Walletku revenue was $7.4 million for the year 2025, which was significantly lower than the $13.9 million for the year 2024, which was in line with the decrease in revenue.

Our amortization expense was nil for the full year period ended December 31, 2025, as compared to $0.96 million for the full year period ended December 31, 2024. All the amortization expenses were related only to the amortization expense of TNG Asia, where the divestiture was completed in 2024.

Operating Expenses

Our operating expenses reduced significantly from $42.0 million for the full-year period ended December 31, 2024, to $23.4 million for the full-year period ended December 31, 2025. The substantial decrease was mainly due to the divestiture of TNG Asia and GEA, which incurred operating cost of $3.7 million. In addition, there was also a reduction in expenses related to incentive shares granted to the employee of $16.9 million. Specifically, we incurred $20.9 million in incentive share expenses in the full-year period ended December 31, 2024, and $4 million in the full-year period ended December 31, 2025.

As we divested TNG Asia and GEA in August 2024, going forward its operating costs mainly reflects the operating costs of Tranglo, WalletKu and the headquarters only. For Tranglo, the operating cost for the year of 2025 was $13.7 million, representing an increase of 6.2% as compared to $12.9 million for the year 2024. This was in line with the increase in remittance volume processed by Tranglo during the year. As for WalletKu, the operating costs was $0.6 million for the year 2025, as compared to $1.2 million for the year of 2024. This was the result of tighter cost control over the operation of Walletku.

Our legal and professional costs remains stable at $1.9 million for the full-year period ended December 31, 2025, as compared to $1.7 million for the full-year period ended December 31, 2024.

Other income/(loss), net

For the full-year period ended December 31, 2025, we recorded a loss of $6.7 million as “Other income/(loss)”, of which was mainly represented by $4.8 million loss on loan extinguishment and $2.3 million was represented by the impairment loss.

For the full-year period ended December 31, 2024, we recorded a loss of $7.3 million as “Other income/(loss)”, of which $20.5 million was a recognized gain upon the divestiture of GEA, while at the same time, there was an impairment loss of $5.4 million for the goodwill of WalletKu, impairment loss of $9.5 million for the goodwill of Tranglo, impairment of Intangible assets of $5.6 million, and also an impairment loss of $3.2 million for the impairment of intercompany balance.

Other expenses

Our other expenses were immaterial for the full-year period ended 2025 and 2024.

Finance costs, net

Finance costs in 2025 were mainly represented by loan interest of $2.2 million and $0.6 million loss upon the issuance of convertible note to New Margin.

Finance costs for the year ended December 31, 2024 were mainly represented by PIPE issuance cost of $2.5 million, convertible bond and loan interest of $3.2 million and interest to Ripple of $1.1 million for ODL prefunding purposes.

Income tax expenses

The effective tax rate of Tranglo for the full-year ended December 31, 2025 and 2024 was consistent with the statutory tax rate.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use EBITDA, a non-GAAP financial measure as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, our financial information prepared and presented in accordance with GAAP.

EBITDA is defined as net loss before interest, taxes, depreciation and amortization. We believe that EBITDA provides useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

The table below presents a reconciliation of EBITDA to net loss, the most directly comparable GAAP financial measure, for the periods indicated.

	For the full-year period ended December 31,
	2025	2024
	$	$
	(dollars in thousands)
Net loss	(18,504)	(38,827)
Add:
Income tax expenses	149	578
Interest expenses, net	3,110	8,515
EBIT	(15,245)	(29,734)
Depreciation and amortization	2,036	3,280
EBITDA	(13,209)	(26,454)

Our use of EBITDA has material limitations as an analytical tool, as EBITDA does not include all items that impact our net loss for the period.

EBITDA analysis

For the full-year period ended December 31, 2025	Tranglo	WalletKu	Headquarters and adjustments	Group Total

Net income (loss)	2,470	(446)	(20,528)	(18,504)

Add:
Income tax expenses	519	-	(370)	149
Interest expense, net	58	-	3,052	3,110
EBIT	3,047	(446)	(17,846)	(15,245)
Depreciation and amortization	-	-		2,036
EBITDA	3,047	(446)	(17,846)	(13,209)

For the full-year period ended December 31, 2024	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	(dollars in thousands)
Net income (loss)	2,215	(1,137)	(3,740)	(36,165)	(38,827)

Add:
Income tax expenses	535	413	-	(370)	578
Interest expense, net		27	1,762	6,726	8,515
EBIT	2,750	(697)	(1,978)	(29,809)	(29,734)
Depreciation and amortization	-	-	-	-	3,280
EBITDA	2,750	(697)	(1,978)	(29,809)	(26,454)

For the full-year period ended December 31, 2024, we had an EBIT loss of $29.7 million and an EBITDA loss of $26.5 million. For the full-year period ended December 31, 2025, our EBIT loss decreased to $15.2 million and our EBITDA loss was $13.2 million. The sharp decrease in EBIT and EBITDA loss in the year of 2025 was mainly due to the divestiture of TNG Asia and GEA. On the subsidiary level, for the full-year period ended December 31, 2025, Tranglo’s EBITDA profit was $3.0 million, which represented a increase of 9% as compared to $2.75 million for the full-year period ended December 31, 2024. For WalletKu, the EBITDA loss was $0.4 million for the full-year ended December 31, 2025 which was 42.9% lower than $0.7 million for the full-year ended December 31, 2024. For the two subsidiaries combined, i.e. Tranglo and WalletKu, the combined EBITDA profit was $2.6 million for the full-year ended December 31, 2025, which compared to $2.05 million EBITDA profit for the full-year ended December 31, 2024 and represented an improvement of 26.8%. The improvement was mainly attributable to the organic growth of Tranglo and better cost control in Walletku.

We divested TNG Asia and GEA in August 2024, in the full-year period ended December 31, 2025, our operating results reflect the combined operating results of Tranglo and WalletKu.

For the full-year ended December 31, 2025, there was a substantial EBITDA loss of $17.9 million for the headquarters. This can be attributed to $4 million expenses related to incentive shares granted to employees, $4.8 million loss on loan extinguishment and $2.3 million related to goodwill impairment.

For the full-year ended December 31, 2024, there was a substantial EBITDA loss of $29.8 million for the headquarters. This can be attributed to 1) the recognition of a non-cash item of $20.9 million expenses as the ESOS share incentive scheme for staff, which was effective upon our listing; 2) the recognition of a non-cash item of $1 million as shares granted to Roth for their services as the Capital Market Advisor; 3) an impairment loss of $5.4 and $9.5 million on WalletKu and Tranglo goodwill; 4) an impairment loss on Intangible assets of $5.6 million; an impairment loss of intercompany balance of $3.2 million; 5) the headquarters’ expenses were partially alleviated by a non-cash gain item of $20.5 million recognized as “Other Gain” due to the divestiture of GEA and TNG Asia.

As there is no business operation at the headquarters’ level, all expenses were mostly related to legal and professional fees, besides finance and interest expenses. In 2025, most of the legal and professional fees were incurred due to the Tranglo Transaction and the Proposed Merger. Going forward, there will be legal and professional expenses in relation to the Tranglo Transaction and the Proposed Merger until both transactions close.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2025 and December 31, 2024, it had $75.3 million and $63.9 million, respectively, in Cash and cash equivalents, Restricted cash and Escrow money receivable. Cash and cash equivalents, Restricted cash and Escrow money receivable include cash on hand and cash placed with banks or other financial institutions. As of December 31, 2025 and December 31, 2024, we had $35,000 and $41,000, respectively, in restricted cash.

As disclosed in Note 2 to the consolidated financial statements, as of December 31, 2025, we had an accumulated deficit of $150 million and incurred a net loss of $18.5 million for the year then ended. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s evaluation of these conditions and management’s plans to mitigate these conditions are also described in Note 2.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2025	2024
	$	$
	(dollars in thousands)
Net cash provided by operating activities	7,864	3,450
Net cash used in by investing activities	(478)	(609)
Net cash provided by financing activities	4,031	2,017
Net increase in cash and cash equivalents	11,415	4,858
Cash and cash equivalents, restricted cash and escrow money receivable at beginning of the period/year	63,862	59,004
Cash and cash equivalents, restricted cash and escrow money receivable at end of the period/year	75,279	63,862

Operating Activities

We had net cash provided by operating activities of $7.9 million for the year ended December 31, 2025, mainly comprised of a net loss of $18.5 million, net-off by non-cash loss on loan extinguishment of $4.8 million, non-cash share based compensation of $4 million, non-cash impairment on goodwill of $2.3 million, amortization of intangible assets of $1.5 million, increase in accounts payable, accruals and other payables of $7.4 million and increase in amount due to related parties of $6.1 million.

We had net cash provided by/(used in) operating activities of $3.5 million for the year ended December 31, 2024, mainly comprised of a net loss of $38.8 million, net-off by non-cash impairment on goodwill and receivables from related parties of $14.9 million and $3.2 million respectively, and cash inflow from net change in working capital of $18.9 million.

Investing Activities

We had net cash used in investing activities of $0.5 million in the year ended December 31, 2025. This is primarily due to purchases of property, plant and equipment of $0.5 million.

We had net cash used in investing activities of $0.6 million in the year ended December 31, 2024. This is primarily due to purchases of property, plant and equipment of $0.5 million.

Financing Activities

We had net cash provided by financing activities of $4 million in the year ended December 31, 2025, mainly comprised of proceeds from issuance of convertible bond of $4 million.

We had net cash provided by financing activities of $2 million in the year ended December 31, 2024, mainly comprised of proceeds from issuance of convertible bond of $1.75 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with computer hardware and software. Our capital expenditures were $0.5 million and $0.6 million for the year ended December 31, 2025 and 2024, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Operating lease commitments	193	193	-	-	-
Promissory note	3,190	3,190	-	-	-
Convertible bonds	4,400	-	4,400	-	-
Borrowings	8,700	8,700	-	-	-
Total contractual obligations	16,483	12,083	4,400	-	-
Total interest payment	408	239	169	-	-
Total contractual cash obligations	16,891	12,322	4,569	-	-

Off-Balance Sheet Commitments and Arrangements

Our subsidiary, Seamless, entered into that certain Deed of Guarantee, pursuant to which Seamless will be a guarantor of GEA, its wholly-owned subsidiary, in connection with the GEA Master XRP Commitment, as defined in “—Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Related Party Transactions—Master XRP Commitment to Sell Agreement between Ripple Labs Singapore Pte. Ltd. and GEA. Master XRP Commitment to Sell Agreement between Ripple Labs Singapore Pte. Ltd. and GEA”, and each Line of Credit Addendum related thereto, between Ripple Labs Singapore Pte Ltd. and GEA. The amount guaranteed under such Deed of Guarantee is $30.4 million as of December 31, 2025. The current amounts outstanding can be declared immediately due and payable by Ripple Labs Singapore Pte. Ltd. and Ripple Labs Singapore Pte. Ltd. may make additional advances to GEA from time to time pursuant to the GEA Master XRP Commitment, which additional advances will also be guaranteed pursuant to the Deed of Guarantee. Seamless’ obligation with respect to the guarantee was expected to terminate six months after the Closing of the Business Combination. However, Seamless has not yet fulfilled its obligations under the Deed of Guarantee.

The Deed of Guarantee requires us to comply with certain financial and operational covenants, including maintaining a ratio of current assets to current liabilities of 0.86; a ratio of cash to current assets of 0.58; and a ratio of cash to current liabilities of 0.68. In addition, until terminated, the Deed of Guarantee restricts us from conducting any business which would materially affect our guarantee. As a result, we may be restricted in incurring additional indebtedness and will be required to maintain cash levels in a way that could negatively affect our business and results of operations. Further, Ripple Labs Singapore Pte. Ltd. is seeking legal action to enforce our unfulfilled obligations under the Deed of Guarantee. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Ripple Litigation.”

Other than the Deed of Guarantee, described above, we were not a party to any financial guarantees or other commitments to guarantee the payment obligations of any third parties during the fiscal years ended December 31, 2024 and 2025. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Going Concern

The accompanying audited consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2025, we had cash balances of $75.2 million, a working capital surplus of $10.7 million and net capital deficit $18.6 million. For the year ended December 31, 2025, we had a net loss of $18.5 million and net cash provided by operating activities of $7.9 million. Net cash used in investing activities was $0.5 million. These conditions cast substantial doubt about our ability to continue as a going concern.

While we believe that we will be able to grow our revenue base and control expenditures, there is no assurance that we will be able to achieve these goals. As a result, we continually monitor our capital structure and operating plans and evaluate various potential funding alternatives that may be needed to finance our business development activities, general and administrative expenses and growth strategy.

C. Research and Development, Patents and Licenses

Over the last three fiscal years, our research and development has centered on enhancing and scaling its proprietary cross-border remittance and airtime platforms while selectively outsourcing portions of product development and maintenance to third parties. We have invested in software and technology in the past and expect to continue significant spend to enhance services and keep pace with competitors, reflecting a policy of ongoing technology investment tied to product performance and partner/user growth. Consistent with this approach, we rely on third parties that provide certain outsourced customer support and product development functions, alongside external data-center infrastructure, integrating these resources into its technology roadmap. Internally, research and development activities are organized through operating subsidiaries that develop AI and application capabilities supporting our platforms, including Seamless Lab Limited (AI call-center/system integration).

D. Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2025, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results and margins would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. The following is a discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application.

Revenue Recognition

We comply with ASC 606, Revenue from Contracts with Customers.

Revenue from contracts with customers is measured based on the consideration specified in a contract with a customer in exchange for transferring goods or services to a customer net of sales and service tax, returns, rebates and discounts. We recognize revenue when (or as) we transfer control over a product or service to our customer. An asset is transferred when (or as) the customer obtains control of the asset. Depending on the substance of the contract, revenue is recognized when the performance obligation is satisfied, which may be at a point in time or over time.

Contract assets represent our right to consideration for performance obligations that have been fulfilled but for which the customer has not been billed as of the balance sheet date.

Remittance Services Revenue

Revenue from contracts with customers on service charges and gain/loss on foreign exchange arising from remittance activities are recognized upon the processing and execution of the international money transfer transactions. Remittance services are further divided into Fiat Currency Prefunded Remittance Service and XRP Prefunded Remittance Service. Management has considered these two services to be two product lines.

The customers of the remittance services are financial institutions (referred to as “Remittance Partners”). Remittance Partners who use the fiat currency prefunding option for their remittance business with us are referred to as Fiat Currency Prefunded Remittance Partners, whereas customers who choose the XRP Prefunding mode are referred to as XRP Prefunded Remittance Partners.

Fiat Currency Prefunded Remittance Service

We earn revenue by charging their customers a Fiat Currency Prefunded Remittance Fee when they use our platform to transfer money to a beneficiary in another country. These Fiat Currency Prefunded Remittance Fees are fixed and specific for every country’s currency and are charged at the point-in-time of executing this performance obligation. Prior to delivering cash to the customer’s beneficiary, the customer must directly provide us with prefunding (i.e., the cash to be remitted to the beneficiary). This is the traditional prefunding process, which we describe as Fiat Currency Prefunded Remittance Service.

XRP Prefunded Remittance Service

Unlike the Fiat Currency Prefunded Remittance Service, the customer obtains prefunding through Ripple Solution offered by Ripple Lab Inc. (see Note 9 in our consolidated financial statements) with the XRP Prefunded Remittance Service. Ripple supplies the customer with the XRP equivalent of the requested prefunding. We subsequently liquidate this XRP on Ripple’s behalf, and the fiat currency obtained as a result of the liquidation process is transferred to the customer’s beneficiary. Customers who prefund their remittance service with XRP must enter into an agreement with Ripple and undergo stringent credit checks in order to get XRP prefunding and use Ripple’s platform. We charge our customers an XRP Prefunded Remittance Service Fee when the money is transferred to the customer’s beneficiary.

For both the XRP Prefunded and Fiat Currency Prefunded Remittance Services, we have no obligation to the customer in terms of guarantees, warranties or other similar obligations. There are also no significant payment terms involved as we obtain fees shortly after charging our customers.

Sales WalletKu Modern Channel

Revenue from the sale of goods is recognized at the point in time when we satisfy our performance obligation, which is upon delivery of the goods to customer. The credit terms are typically 3-7 days.

Sales of Airtime

Revenue from airtime sold is recognized when the relevant international airtime transfer or reload request is processed and executed.

Other Services

Revenue from contracts with customers on other services is recognized as and when services are rendered.

Goodwill Impairment

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in a business combination. We perform goodwill impairment tests on an annual basis and more frequently upon the occurrence of certain events as defined by ASC 350. Goodwill is impaired when the carrying value of the reporting units exceeds its fair value. We first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

We estimate the fair value of the reporting unit using a discounted cash flow approach. Significant management judgment and estimation are involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the reporting unit.

During the year ended December 31, 2025, we performed the annual assessment and determined that the goodwill associated with the WalletKu airtime business was impaired, and recorded impairment charges of $2.3 million.

Ordinary Shares Subject to Possible Redemption

We account for our Ordinary Shares subject to possible redemption in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity”. Ordinary Shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable Ordinary Shares (including Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Ordinary Shares are classified as shareholders’ equity. Accordingly, at December 31, 2025, we did not have any Ordinary Shares subject to possible redemption.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on our financial position or results of operations upon adoption.

Rescission of SAB 121 and Adoption of SAB 122

On January 23, 2025, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 122, which rescinds SAB No. 121. Under SAB 121, entities that safeguard crypto-assets for platform users were required to recognize a corresponding liability and asset for those obligations. SAB 122 eliminates this requirement and must be applied retrospectively for all periods presented.

The guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted in any interim or annual financial statement period filed with the SEC on or after January 30, 2025. We have elected not to early adopt the guidance.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, as an emerging growth company, we can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company, nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers.

Name	Age	Position
Alexander King Ong Kong	55	Chief Executive Officer and Executive Chairman of the Board
Wan Lung Eng	49	Chief Financial Officer and Director
Eng Ho Ng	72	Director
Kevin Chen	48	Director
Eric Weinstein	71	Director

Background of Directors and Executive Officers

Executive Officers

Alexander King Ong Kong has served as our Chief Executive Officer since August 16, 2025 and as our Executive Chairman and Director since the Business Combination. Mr. Kong previously served as the Executive Chairman and Director of Seamless Group Inc. since January 2022. He was the founder and Chief Executive Officer of Seamless Group Inc. and was a member of Seamless’s board of directors since 2014. He is also the Chief Executive Officer of TNG (Asia) Limited, a former Stored Value Facility licensee in Hong Kong offering fintech services from e-Wallet to cross-border money transfer. Mr. Kong is a serial entrepreneur with extensive experience in technology, e-Commerce, payment gateway and business solutions. He has a long track record of enterprise software development for some of the well-known conglomerates and insurance companies (such as Manulife, AIA, FDW and ING), through his software company, SINO Dynamic Solutions Limited. Over the years, the awards and accolades won by Mr. Kong and his companies include The InnoStars Award 2021, 2017 Deloitte Rising Star Hong Kong and 2017 Deloitte China Rising Star. Mr. Kong has a Bachelor of Science degree in Travel Industry Management from the University of Hawaii. He was also a member of the Financial Services Advisory Committee of Hong Kong Trade Development Council from May 2019 to March 2023.

Wan Lung Eng has served as our Chief Financial Officer since April 16, 2025 and as a Director since September 9, 2025. Mr. Eng has over 20 years of experience as an executive, investment banker, and private equity professional in corporate finance, mergers and acquisitions, capital markets, principal investments and corporate development within financial institutions and corporates, spanning diverse industries. Since July 2022, Mr. Eng has served as the Chief Financial Officer of VitalCheck Wellness, a global healthcare services company delivering traditional healthcare into the workplace. He has developed and implemented workplace policies for accounting, administration and compliance. Prior to that, from January 2022 through July 2022, Mr. Eng served as the Chief Financial Officer of Teclison, a clinical-stage oncology company focused on developing innovative cancer therapeutics. During this time, Mr. Eng facilitated the company’s corporate and financial strategies, and managed legal and administration functions. From September 2020 through November 2021, prior to joining Teclison, Mr. Eng served as Chief Financial Officer at Spectral MD, Inc., a healthcare technology company focused on wound care, where he led the company through a financial transformation and London Stock Exchange listing. Mr. Eng holds an M.B.A. from Duke University in the US and a Bachelor’s degree in Bachelor of Accountancy from Nanyang Technological University in Singapore.

Directors

Eng Ho Ng has served as a Director on our Board since the Business Combination and previously served as a Director of Seamless Group Inc. since December 2018. Mr. Ng is currently the non-executive Chairman of ZWEEC Analytics Pte Ltd, a Singapore-based private company, specializing in computer vision technology solutions for the safeguarding of national water resources. He is also an Independent Director of FingerMotion Inc., a Nasdaq company involved in mobile payment and recharge platform solutions in China, and Almazing Pte Ltd, a Singapore-based retail analytics company. Mr. Ng has been an independent non-executive director of TNG (Asia) Limited since September 2017. He also served as an independent director of a number of public listed companies in Singapore (Mencast Holdings Ltd, 2008 to 2013, and China Taisan Technology Group Holdings Ltd, 2017 to 2018) and on Nasdaq (Alvarion Inc., 2009 to 2012). Prior to this, Mr. Ng was the Executive Vice President (Operations) at Singapore Technologies Telemedia Pte Ltd, a wholly owned subsidiary of Temasek Holdings for five years. Mr. Ng also was the Managing Director of Keppel Telecommunications & Transportation Ltd (Keppel T&T), a company listed in the Singapore Exchange Ltd and a member of the Keppel group of companies. Mr. Ng had served as a career officer in the Singapore Armed Forces (SAF). He joined the SAF in 1973 and was sent on a scholarship to the United Kingdom to be trained as an officer, initially, at the Royal Military Academy, Sandhurst and subsequently, to the Royal Military College of Science, Shrivenham, where he graduated in 1977 with a Bachelor of Science (Hons) degree in Telecommunications System Engineering. Mr. Ng held the position of the Chief Signal Officer, prior to his departure in September 1990 to pursue a new career in the private sector.

Kevin Chen has served as a Director on our Board since March 2021 and previously served as a member of the board of directors and a founder of the Sponsor since November 2021. Mr. Chen has served as a Chairman and Chief Executive Officer of Edoc Acquisition Corporation (NASDAQ: ADOC), a SPAC focused on businesses in the North American and Asian-Pacific healthcare and healthcare provider sectors, from August 2020 until its de-SPAC with Australian Oil Seeds Holdings Limited, an edible oil company, on March 2024 and has served as a director of Australian Oilseeds Holdings Limited from March 2024 to October 2025. Since February of 2019, Mr. Chen has served as a member of the board of directors of Horizon Global Access Fund, a segregate, Cayman Islands-based, portfolio of Flagship Healthcare Properties Fund, which is a leading U.S. Healthcare REIT. Mr. Chen has also acted as Chief Investment Officer and Chief Economist of Horizon Financial, a New York-based investment management firm that offers cross-border solutions for global clients, with a specialty in investment in U.S. healthcare facilities, since January of 2018. He is responsible for advising clients investing in healthcare facilities in the United States. In addition, Mr. Chen currently serves as a Manager of ACM Macro LLC (also known as CoinBridge, LLC), a registered investment advisor and affiliated entity of Horizon Financial Advisors LLC. He took this position in June 2017. From 2013 to 2017, Mr. Chen managed portfolios at several investment firms that were not registered with FINRA. From January of 2017 to June 2017, Mr. Chen acted as Chief Strategist at Hywin Capital Management, LLC. Mr. Chen was the Chief Investment Officer at Three Mountain Capital Management LP from August of 2013 until January of 2017. He has extensive experience with and has cultivated a broad network in investment management, particularly in the context of healthcare facilities. In his extensive business experience, Mr. Chen held essential positions such as co-founder and vice-chairman of the Absolute Return Investment Management Association of China, director of asset allocation at Morgan Stanley from August 2004 to August 2008, and manager at China Development Bank from September 1998 to August 2000. Mr. Chen has been a guest speaker at Harvard University, Fordham University, Pace University, and IESE Business School. He is a former member of the Adjunct Advisory Committee and former Interim Head of the Private Sector Concentration program of Master of Science in Global Affairs, New York University, and has been an adjunct professor in the Center for Global Affairs there since 2012. He received his PhD in Finance from the Financial Asset Management Engineering Center at University of Lausanne, Switzerland, an MBA in Finance from the Center for Economic Research, Tilburg University in the Netherlands, and a B.A. in Economics from the Renmin University of China in Beijing, China.

Eric Weinstein has served as a Director on our Board since March 2021 including as the chairman of the board of directors of the Sponsor from November 2021 until the Business Combination. Mr. Weinstein served as a Managing Director of JonesTrading from July 2022 until January 2023. Prior to that, Mr. Weinstein served as an Investment Manager at Eastmore Group since February 2018 where his responsibilities as a managing director included screening and overseeing investments. He has previously served as a Managing Director at Neuberger Berman from May 2009 to January 2018 where he was also the Chairman of Hedge Fund Solutions and a member of the Investment Risk Committee and Alternatives Investment Committee. Mr. Weinstein has over 30 years of experience at global financial services firms that include Neuberger Berman, Lehman Brothers Holdings Inc., Swiss Bank Corporation, and Morgan Stanley. At Lehman Brothers, Mr. Weinstein acted as a Chief Investment Officer of Lehman Brothers Alternative Investment Management and oversaw a pool of capital that exceeded $5 billion U.S. dollars. He has served as the co-manager of a private equity investment start-up which was focused on providing seed capital to start up investment firms. He has also served as a director to a number of investment funds. Mr. Weinstein has global experience managing investments and servicing clients in North America, South America, Europe, Asia, and Oceania. Mr. Weinstein received his MBA from the Wharton School at the University of Pennsylvania and a Bachelor of Arts in economics from Brandeis University.

Family Relationships

There are no family relationships among any of our directors or executive officers.

B. Compensation

Executive Compensation

This section discusses material components of the executive compensation programs for our named executive officers who area named in the “Executive Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows:

●	Alexander King Ong Kong, Chief Executive Officer and Executive Chairman of the Board;
●	Wan Lung Eng, Chief Financial Officer; and
●	Ronnie Ka Wah Hui, Former Chief Executive Officer and Former Interim Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs.

The following table contains information pertaining to the compensation our named executives for the year ended December 31, 2025.

EXECUTIVE COMPENSATION TABLE

	Salary		RSUs	Options		Bonus	All Other Compensation		Total
Name and Principal Position	Year	($)	($)	($)		($)	($)		($)
Alexander King Ong Kong, Chairman and CEO	2025	$168,966		$4,850,000	(1)				$5,018,966
Wan Lung Eng, CFO and Director	2025	$195,833		$2,910,000	(2)	$54,167			$3,160,000
Ronnie Ka Wah Hui, Former CEO and Former Interim CFO	2025	$0					$100,000	(3)	$100,000

(1)	Consists of 2,500,000 non-qualified stock options granted on August 12, 2025 under the 2024 Share Incentive Plan at an exercise price of $1.94 per share, set to expire on August 16, 2030, of which 500,000 options vested on August 16, 2025 and 2,000,000 options remain unvested as of December 31, 2025, with tranches of 500,000 each scheduled to vest on August 16th of 2026, 2027, 2028 and 2029.

(2)	Consists of (i) 1,000,000 incentive stock options granted on July 16, 2025 under the 2024 Share Incentive Plan at an exercise price of $1.94 per share, set to expire on July 15, 2035, of which 250,000 options vested on October 16, 2025 and 750,000 options remain unvested as of December 31, 2025, with tranches of 250,000 each scheduled to vest on October 16th of 2026, 2027 and 2028; and (ii) 500,000 incentive stock options granted on November 7, 2025 under the 2024 Share Incentive Plan at an exercise price of $1.94 per share, set to expire on November 7, 2035, which shall vest upon consummation of the Proposed Merger.

(3)	Includes a separation payment of $100,000 paid to Dr. Hui in connection with his resignation as Chief Executive Officer on August 15, 2025, pursuant to the terms of a separation letter agreement dated August 12, 2025, by and between Dr. Hui and the Company.

Narrative to the Summary Compensation Table

On April 10, 2025, we made an offer of employment to Mr. Wan Lung Eng to serve as our Chief Financial Officer (as amended, the “Eng Employment Agreement”). Mr. Eng commenced employment with us on or about April 16, 2025. Pursuant to the Eng Employment Agreement, Mr. Eng’s annual salary will be $400,000 and an annual performance bonus based on the achievement of key performance indicators established by the Board will be granted, a certain number of stock option under our equity incentive plan, with the final number of options and strike price to be determined will be granted on the unconditional date, the date falling 3 months after the Effective Date. Effective September 8, 2025, the Board appointed Mr. Wan Lung Eng to serve as one of our executive directors.

On December 9, 2025, we entered into a Second Amendment to Employment Agreement (the “Second Eng Amendment”) with Wan Lung Eng, our Chief Financial Officer which amended the original Eng Employment Agreement dated April 10, 2025, as amended on October 30, 2025 (the “Eng Employment Agreement”). Pursuant to the terms of the Second Eng Amendment, if Mr. Eng is terminated or asked to resign as a result of a change in control, in addition to the Final Compensation (as defined in the Second Eng Amendment), for a period of sixty (60) months following the date of termination, Mr. Eng will be entitled to (i) receive his base salary as per the Eng Employment Agreement, (ii) continue participating in our group medical and dental plans, (iii) have all unvested equity awards granted to Mr. Eng immediately vest and the restricted period expire and (iv) receive payment for all accrued but unused vacation. Mr. Eng will continue to be entitled to any bonus compensation otherwise payable pursuant to the Eng Employment Agreement and may elect to receive his base salary in a lump sum at time of termination. The Second Eng Amendment also provides that in the event Mr. Eng becomes entitled to payments and benefits from us in connection with change in control or otherwise (“Company Payments”) and such payments would trigger excise tax under Section 4999 of the Internal Revenue Code, we must make an additional “gross-up” payment to Mr. Eng. The “gross-up” payment is intended to cover the excise tax and any related payroll or income taxes, such that Mr. Eng retains the same net amount of the Company Payments as if no excise tax had applied.

On August 16, 2025, Dr. Ronnie Ka Wah Hui (“Dr. Hui”) stepped down as our Chief Executive Officer. Pursuant to the Letter Agreement, dated as of August 12, 2025, by and between us and Dr. Hui (the “Resignation Letter”), Dr. Hui received a severance payment of $100,000, payable in equal installments of $50,000 on August 31, 2025 and September 30, 2025. Dr. Hui also forfeited 288,421 unvested Ordinary Shares. Dr. Hui’s resignation was not due to any disagreements with us on any matter related to our operations, policies or practices.

On August 16, 2025, Alexander King Ong Kong (“Mr. Kong”), our Founder and Executive Chairman of the Board, assumed the Chief Executive Officer position on the terms set forth in the Employment Agreement, dated as of August 12, 2025, by and between us and Mr. Kong, as amended and restated by the Amended and Restated Employment Agreement, dated as of August 15, 2025, by and between us and Mr. Kong (the “A&R Kong Employment Agreement”). Pursuant to the A&R Kong Employment Agreement, Mr. Kong receives an annual base salary of $450,000 and will be eligible to receive an annual performance based bonus as well as receive options to purchase up to 2,500,000 Ordinary Shares with an exercise price equal to 110% of the fair market value on the date of the grant (the “Equity Award”) through the 2025 Equity Incentive Plan, which was approved by out shareholders.

On December 9, 2025, we entered into an Amendment to Employment Agreement with Mr. Kong (the “Kong Amendment”), which amends the A&R Kong Employment Agreement. Pursuant to the terms of the Kong Amendment, if Mr. Kong is terminated or asked to resign as a result of change in control, in addition to the Final Compensation (as defined in the Kong Amendment), for a period of sixty (60) months following the date of termination, Mr. Kong will be entitled to (i) receive his base salary as per the A&R Kong Employment Agreement, (ii) continue participating in our group medical and dental plans, (iii) have all unvested equity awards granted to Mr. Kong immediately vest and the restricted period immediately expire and (iv) receive payment for all accrued but unused vacation. Mr. Kong will continue to be entitled to any bonus compensation otherwise payable pursuant to the A&R Kong Employment Agreement and may elect to receive his base salary in a lump sum at time of termination.

Director Compensation

The following table shows information regarding the compensation earned during the years ended December 31, 2025, by the members of our board of directors.

DIRECTOR COMPENSATION TABLE

Executive	Year	Salary ($)	Bonus ($)	Share Awards ($)		Option Awards ($)	All Other Compensation ($)	Total ($)

Alexander King Ong Kong	2025			$31,182	(1)			$31,182

Wan Lung Eng	2025

Eric Weinstein	2025			$150,000	(1)			$150,000

Eng Ho Ng	2025			$150,000	(1)			$150,000

Kevin Chen	2025			$150,000	(1)			$150,000

(1)	Represents (i) director fees amounting to $50,000 paid in restricted stock units (“RSUs”) granted and vested in the fiscal year ended December 31, 2025 granted under the 2024 Equity Incentive Plan and vesting in four equal tranches on the last fiscal day of each quarter; and (ii) RSUs amounting to $100,000 granted under the 2025 Equity Incentive Plan and vesting upon the consummation of the Proposed Merger.

Summary of the Equity Incentive Plans

Adoption of the 2025 Equity Incentive Plans

On February 25, 2026 we held an extraordinary general meeting of holders of or Ordinary Shares whereby our shareholders approve the adoption of our 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of up to 10,000,000 Ordinary Shares pursuant to awards granted under the 2025 Equity Incentive Plan.

Purpose of the Equity Incentive Plans

The purpose of the 2024 Equity Incentive Plan and 2025 Equity Incentive Plan (together, the “Equity Incentive Plans”) is to help us to secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of our business, subsidiaries and affiliates and to provide means by which the eligible recipients may benefit from increases in value of our Ordinary Shares. Each of our directors (up to five) and approximately 30 of our employees, consultants, subsidiaries and affiliates are eligible to participate in the Equity Incentive Plan.

Shares Available for Awards

The total number of Ordinary Shares reserved for issuance under the 2024 Equity Incentive Plan is 4,636,091 Ordinary Shares (the “Initial Share Pool”). The maximum number of Ordinary Shares that may be issued under the 2024 Equity Incentive Plan as a result of the exercise of Incentive Stock Options will be equal to the Initial Share Pool, and, during any fiscal year, the sum of the value (determined as of the date of grant) of all Awards that may be granted to a non-employee director during such fiscal year may not exceed $500,000 in the aggregate.

The total number of Ordinary Shares reserved for issuance under the 2025 Equity Incentive Plan is 10,000,000 Ordinary Shares (the “Initial Share Pool”). The maximum number of Ordinary Shares that may be issued under the 2025 Equity Incentive Plan as a result of the exercise of Incentive Stock Options will be equal to the Initial Share Pool, and, during any fiscal year, the sum of the value (determined as of the date of grant) of all Awards that may be granted to a non-employee director during such fiscal year may not exceed $500,000 in the aggregate. The 2025 Equity Incentive Plan further contains an annual evergreen refresh provision, pursuant to which a refresh shall occur on the first day of a calendar year basis, on the first day of each calendar year, beginning on January 1, 2026. The refresh provides for the reservation of an additional number of Shares available for issuance under the 2025 Equity Incentive Plan equal to the lesser of (i) 5% of the aggregate number of Ordinary Shares issued and outstanding as of December 31 of the immediately preceding calendar year, or (ii) a number of Ordinary Shares as may be determined by the Board.

If shares covered by an award are not purchased or are forfeited or expire, or otherwise terminate without delivery of any shares subject thereto, then such shares will, to the extent of any such forfeiture, termination, cash-settlement or expiration, be available for future grant under the Equity Incentive Plans. If any options or share appreciation rights terminate or expire without being fully exercised or are canceled, forfeited or cash-settled, the shares for which the option or share appreciation right was not exercised may be available for future grants under the Equity Incentive Plans; provided, that to the extent any shares subject to an option or share-settled share appreciation right are withheld for payment of the purchase or exercise price or for payment of taxes, such withheld shares will be treated as granted and will not again be available for future grants. If any full-value award is canceled, forfeited or cash-settled, the shares for which such award was canceled, forfeited or cash-settled may be available for future grants under the Equity Incentive Plans.

Summary of Material Terms of the Equity Incentive Plans

General

The Equity Incentive Plans provide that grants may be in the following forms:

●	restricted shares awards;
●	share options awards;
●	restricted share unit awards;
●	share appreciation rights;
●	performance awards;
●	the share-based awards; and
●	other cash-based awards.

Administration

The Equity Incentive Plans shall be administered by the compensation committee (the “Committee”) of the Board. Our Board may designate one or more its directors as a subcommittee who may act for the Committee if necessary. The Committee may issue rules and regulations for administration of the Equity Incentive Plans. The Committee (or its delegate) shall have full power and authority to: (i) designate participants; (ii) determine the type or types of awards to be granted; (iii) determine the number of shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) the awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, shares, other awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof, or cancelled, forfeited or suspended, and the method or methods by which awards may be settled, exercised, cancelled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, shares, other awards, other property and other amounts payable with respect to an award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Equity Incentive Plans and any instrument or agreement relating to, or award made thereunder; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Equity Incentive Plans; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Equity Incentive Plans. All decisions of the Committee shall be final, binding and conclusive.

Eligibility for Participation

Any of our employees, non-employee directors, advisors and consultants or any of our subsidiaries or affiliates will be eligible to be selected to receive an award under the Equity Incentive Plans.

Types of Awards

Restricted Shares

The Committee is authorized to grant awards of restricted shares (“Restricted Shares”) to participants in accordance with the terms and conditions of the Equity Incentive Plans, and with such additional terms and conditions, in either case not inconsistent with the provisions of the Equity Incentive Plans, as the Committee shall determine. The Committee determines the number of Restricted Shares that will be granted, which may be service- and/or performance-based, the respective vesting and delivery schedules, and whether the Restricted Shares is entitled to dividends or dividend equivalents, voting rights or any other rights.

Options

The Committee is authorized to grant options (the “Options”) to participants in accordance with the terms and conditions of the Equity Incentive Plans, and with such additional terms and conditions, in either case not inconsistent with the provisions of the Equity Incentive Plans, as the Committee shall determine. The Committee determines the vesting schedules, exercise price per share, term of each Option, and time at which the Option may be exercised in whole or in part, and the methods and forms in which payment of the exercise price may be made (including cash, shares, other awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof), having a fair market value on the exercise date equal to the relevant exercise price.

Where relevant to a participant who is a U.S. taxpayer, the Committee may designate an Option as intended to be an incentive stock option under the Code, provided the participant is, as of the time of grant, our employee or our subsidiary or affiliate. Incentive stock options are subject to conditions imposed under the Code, including that any incentive stock options granted to a participant who owns more than 10% of the voting power of all classes of our Ordinary Shares shall not have a term of more than five years and shall have a per share exercise price that equals at least 110% of the fair market value of our Ordinary Shares on the grant date and that the aggregate fair market value (determined as of the date the incentive stock options are granted) of the shares with respect to which the incentive stock options are granted under the Equity Incentive Plans and all other of our option plans or the option plans of our affiliates that become exercisable for the first time by the participant during any calendar year shall not exceed $100,000.

Restricted Share Units

The Committee is authorized to grant restricted share units (“RSUs”) to participants in accordance with the terms and conditions of the Equity Incentive Plans, and with such additional terms and conditions, in either case not inconsistent with the provisions of the Equity Incentive Plans, as the Committee shall determine. An RSU represents the contractual right to receive one of our Ordinary Shares. Subject to the provisions of the Equity Incentive Plans, the Committee determines the terms and conditions of RSU grants, including the vesting criteria (which may include accomplishing specified performance criteria or continued service criteria) and the form and timing of payment. Holders of RSUs do not have any rights as shareholders but the Committee may provide in an award agreement that such holders are entitled to receive cash payments equal to the per-share dividend paid on Ordinary Shares which will be distributed upon vesting of the RSU.

Share Appreciation Rights

The Committee is authorized to grant share appreciation rights (“SAR”) to participants in accordance with the terms and conditions of the Equity Incentive Plans, and with such additional terms and conditions, in either case not inconsistent with the provisions of the Equity Incentive Plans, as the Committee shall determine. SARs may be granted independently or in addition to other awards granted under the Equity Incentive Plans. The Committee determines the exercise price per share under a SAR, term of each SAR, times at which a SAR may be exercised or settled in whole or in part. Upon the exercise of a SAR, we shall pay to the participant an amount equal to the number of its shares subject to the SAR multiplied by the excess, if any, of the fair market value of one share on the exercise date over the exercise price of such SAR. We shall pay such excess in cash, in shares valued at fair market value, or any combination thereof, as determined by the Committee.

Performance Awards

The Committee is authorized to grant, in addition to Restricted Shares and Options, which are performance-based, other performance awards (“Performance Awards”) to participants in accordance with the terms and conditions of the Equity Incentive Plans, and with such additional terms and conditions, in either case not inconsistent with the provisions of the Equity Incentive Plans, as the Committee shall determine. Performance Awards may be denominated as a cash amount, a number of Ordinary Shares or a combination thereof and are awards which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. Subject to the terms of the Equity Incentive Plans, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee.

Other Share-Based Awards

The Committee is authorized, subject to limitations under applicable law, to grant to participants such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Ordinary Shares or factors that may influence the value of our Ordinary Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, acquisition rights for Ordinary Shares, awards with value and payment contingent upon our performance or business units thereof or any other factors designated by the Committee (“Other Share-Based Awards”). The Committee shall determine the terms and conditions of such awards.

Other Cash-Based Awards

The Committee is authorized, subject to limitations under applicable law, to grant to participants such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, cash. The Committee shall determine the terms and conditions of such awards.

Adjustment Provisions

In the event that, as a result of any dividend, other than recurring ordinary cash dividends, or other distribution (whether in the form of cash, Ordinary Shares or other securities), recapitalization, share split (share subdivision), reverse share split (share consolidation), reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Ordinary Shares or other of our securities, issuance of warrants or other rights to acquire Ordinary Shares or other of our securities, issuance of shares pursuant to the antidilution provisions of our securities, or other similar corporate transaction or event affecting our Ordinary Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plans, then the Committee shall, subject to Equity Incentive Plans, adjust equitably any or all of:

●	the number and type of Ordinary Shares (or other securities) which thereafter may be made the subject of awards;
●	the number and type of Ordinary Shares (or other securities) subject to outstanding awards;
●	the grant, acquisition, exercise price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award; and
●	the terms and conditions of any outstanding awards, including the performance criteria of any Performance Awards;

provided, however, that the number of shares subject to any award denominated in shares shall always be a whole number.

Clawback Provisions

All awards issued under the Equity Incentive Plans are subject (including on a retroactive basis) to (i) any clawback, forfeiture or similar incentive compensation recoupment policy established from time to time by us, including, without limitation, any such policy established to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (iii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the Ordinary Shares or other securities are listed or quoted, and such requirements are deemed incorporated by reference into all outstanding award agreements.

Change in Control

In the event of a change in control, an award agreement may provide that (i) the award shall vest and become immediately exercisable with respect to all or a portion of the shares subject to any relevant Options or SARs, (ii) the restricted period shall expire immediately with respect to all or a portion of the outstanding shares of any relevant Restricted Shares or RSUs and (iii) any Other Share-Based Awards or Other Cash-Based Awards shall be vested as to all or a portion of the Award.

With respect to a Performance Award, in the event of a change in control, the relevant award agreement may provide that all incomplete performance periods with respect to such award in effect on the date the change in control occurs shall end on the date of such change and the Committee shall either (1)(i) determine the extent to which performance goals with respect to such performance period have been met based upon such audited or unaudited financial information then available as it deems relevant and cause to be paid to the applicable participant partial or full awards with respect to performance goals for each such performance period based upon the Committee’s determination of the degree of attainment of performance goals or, (ii) assume that the applicable “target levels” of performance have been attained, or (2) use such other basis determined by the Committee.

The Committee may provide that, in the event of a change in control, the participant may retain any tag-along rights, or any rights to sell the Awards under any Seamless repurchase arrangements.

Amendment and Termination of Equity Incentive Plans

Except to the extent prohibited by applicable laws and unless otherwise expressly provided in an award agreement or Equity Incentive Plans, our Board may amend, alter, suspend, discontinue or terminate the Incentive Plan or any portion thereof at any time, provided that no such amendment, alteration, suspension discontinuation or termination shall be made without (i) shareholder approval, if such approval is required by applicable laws or the rules of the stock market or exchange or (ii) the consent of the affected participant, if such action would materially adversely affect the rights of such participant under any outstanding award, except to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Equity Incentive Plans to comply with applicable law, stock market or exchange rules, or to impose any recoupment provisions on any awards under the Equity Incentive Plans.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances. The summary assumes that awards granted under the Incentive Plan to U.S. taxpayers will be exempt from, or will comply with, Section 409A of the Code. If an award is not either exempt from, or in compliance with Section 409A, less favorable tax consequences may apply.

Nonstatutory Stock Options

Options granted under the Incentive Plan will be nonstatutory stock options having no special U.S. tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price and we will generally be allowed a compensation expense deduction for the amount that the optionee recognizes as ordinary income. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to us with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.

Restricted Share Rights, Performance Awards and Dividend Equivalents

Recipients of grants of restricted share units, performance awards or dividend equivalents (collectively, “deferred awards”) will not incur any federal income tax liability at the time the awards are granted. Award holders will recognize ordinary income equal to (a) the amount of cash received under the terms of the award or, as applicable, (b) the fair market value of the shares received (determined as of the date of receipt) under the terms of the award. Dividend equivalents received with respect to any deferred award will also be taxed as ordinary income. Ordinary Shares to be received pursuant to a deferred award generally become payable on the date or payment event, as specified in the applicable award agreement. For awards that are payable in shares, a participant’s tax basis is equal to the fair market value of the shares at the time the shares become payable. Upon the sale of the Ordinary Shares, appreciation (or depreciation) after the shares are paid is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Share Awards

If a Share Award is payable in Ordinary Shares that is subject to a substantial risk of forfeiture, unless a special election is made by the holder of the award under the Code, the holder must recognize ordinary income equal to the fair market value of the Ordinary Shares received (determined as of the first time the Ordinary Shares become transferable or not subject to substantial risk of forfeiture, whichever occurs earlier). The holder’s basis for the determination of gain or loss upon the subsequent disposition of Ordinary Shares acquired pursuant to a Share Award will be the amount ordinary income recognized either when the Ordinary Shares are received or when the Ordinary Shares are vested.

Section 409A

Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the Incentive Plan do not have any deferral feature that is subject to the requirements of Section 409A of the Code. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states have enacted laws similar to Section 409A which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements. We also have withholding and reporting requirements with respect to such amounts.

Tax Effect for the Combined Entity

We are generally entitled to a tax deduction in connection with an award under the Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules could limit the deductibility of compensation paid to the our chief executive officer and other “covered employees” as determined under Section 162(m) and applicable guidance.

C. Board Practices

Board Composition

Our business and affairs are organized under the direction of our Board. Our Board consists of five members. The primary responsibilities of our Board is to provide oversight, strategic guidance, counseling, and direction to our management. Our Board will meet on a regular basis and additionally as required.

In accordance with our Articles, our Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The directors are assigned to the following classes:

●	Class I consists of Eric Weinstein, whose term will expire at our 2028 annual meeting of shareholders;
●	Class II consists of Eng Ho Ng and Wan Lung Eng, whose term will expire at our 2026 annual meeting of shareholders; and
●	Class III consists of Alexander King Ong Kong and Kevin Chen, whose term will expire at our 2027 annual meeting of shareholders.

At each annual meeting of shareholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. For details regarding the Director Incentive Plan, see “Item 6. Directors, Senior Management and Employees–B. Compensation—Summary of the Equity Incentive Plans.

Controlled Company Exemption

Alexander King Ong Kong, our Chairman and CEO, beneficially owns approximately 57.0% of our issued and outstanding Ordinary Shares. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of its assets, election of directors and other significant corporate actions. As a result, we are and expect to continue to be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the Board consist of independent directors;
●	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

In the event we no longer qualify as a foreign private issuer, we may utilize these exemptions if we continue to qualify as a “controlled company.” If we were to utilize the controlled company exemption, we might not have a majority of independent directors and our Nominating and Corporate Governance and Compensation Committees might not consist entirely of independent directors and such committees might not be subject to annual performance evaluations.

Director Independence

As a result of our Ordinary Shares being listed on the Nasdaq, we adhere to the listing rules of the Nasdaq in affirmatively determining whether a director is independent. Our Board has consulted, and will consult, with its counsel to ensure that the Board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Each of the directors other than Alexander King Ong Kong and Wan Lung Eng qualify as independent as defined under the listing rules of Nasdaq, and our Board consists of a majority of independent directors, as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, we are subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, the compensation committee, and the nominating and corporate governance committee, as discussed below.

Board Oversight of Risk

Our President and Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the audit, the Compensation Committee and the Nominating and Corporate Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. One of the key functions of our Board will be informed oversight of its risk management process. Our Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, our Board will be responsible for monitoring and assessing strategic risk exposure and our Audit Committee will have the responsibility to consider and discuss the combined company’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee will also monitor compliance with legal and regulatory requirements. Our Compensation Committee will also assess and monitor whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance committee. Our Board has adopted a written charter for each of these committees, which complies with the applicable requirements of current Nasdaq listing rules. Copies of the charters for each committee are available on the investor relations portion of our website. The composition and function of each committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.

Audit Committee

The members of the Audit Committee are Eng Ho Ng (Chair), Eric Weinstein and Kevin Chen. Our Board has determined that each of the members of the Audit Committee qualifies as an “independent director” as defined by, and meet the other requirements of the Nasdaq listing rules applicable to members of an audit committee and Rule 10A-3(b)(i) under the Exchange Act, including that each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the our Board examined each Audit Committee member’s scope of experience and the nature of their prior and current employment. The Audit Committee will meet on at least a quarterly basis. Both our independent registered public accounting firm and management intend to periodically meet privately with our Audit Committee.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
●	helping to ensure the independence and performance of the independent registered public accounting firm;
●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
●	reviewing policies on risk assessment and risk management;
●	reviewing related party transactions;
●	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and
●	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Audit Committee Financial Expert

Our Board has determined that each member of the Audit Committee qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules. In making this determination, our Board considered each members’ formal education, training, and previous experience in financial roles.

Compensation Committee

The members of the Compensation Committee are Eng Ho Ng (Chair) and Eric Weinstein. Our Board has determined that each of the members qualifies as an “independent director” as defined by the Nasdaq Listing Rules applicable to members of a compensation committee. Our Board has determined that each of the members of the Compensation Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfy the independence requirements of the Nasdaq. The Compensation Committee will meet from time to time to consider matters for which approval by the Compensation Committee is desirable or is required by law.

Specific responsibilities of our compensation committee include:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
●	reviewing and approving the compensation of our other executive officers;
●	reviewing and recommending to the Board the compensation of our directors;
●	reviewing our executive compensation policies and plans;
●	reviewing and approving, or recommending that our Board approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate;
●	administering our incentive compensation equity-based incentive plans;
●	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the Compensation Committee’s compensation advisors;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	if required, producing a report on executive compensation to be included in our annual proxy statement;
●	reviewing and establishing general policies relating to compensation and benefits of our employees; and
●	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Eng Ho Ng (Chair) and Eric Weinstein. Our Board has determined that each of the members will be an “independent director” as defined by the Nasdaq Listing Rules applicable to members of a nominating committee. The Nominating and Corporate Governance Committee will meet from time to time to consider matters for which approval by the Nominating and Corporate Governance Committee is desirable or is required by law.

Specific responsibilities of our Nominating and Corporate Governance Committee include:

●	identifying, evaluating and selecting, or recommending that our Board approve nominees for election to our Board;
●	evaluating the performance of our Board and of individual directors;
●	reviewing developments in corporate governance practices;
●	evaluating the adequacy of our corporate governance practices and reporting;
●	reviewing management succession plans; and
●	developing and making recommendations to our Board regarding corporate governance guidelines and matters.

D. Employees

As of December 31, 2025, we had 293 full-time employees, consisting of three employees employed by Currenc Group Inc., eleven employees employed by our corporate office, 222 employees employed by Tranglo and 57 employees employed by WalletKu. We also engage temporary employees and consultants as needed to support our operations. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages.

E. Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7A. Major Shareholders”. For information as to our equity incentive plans, see “Item 6. Directors, Senior Management and Employees–B. Compensation—Summary of the Equity Incentive Plans.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of shares of our Ordinary Shares, which includes:

●	each person known by us to be the beneficial owner of more than 5% of our Ordinary Shares;
●	each of our named executive officers and directors; and
●	each of our officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

In the table below, percentage of ownership is based on 112,281,885 Ordinary Shares issued and outstanding as of April 30, 2026.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Unless otherwise noted, the business address of each of the following entities or individuals is 410 North Bridge Road, Spaces City Hall, Singapore 188726.

Name and Address of Beneficial Owner	Number Ordinary Shares	% of Total Voting Power
Directors and Named Executive Officers:
Alexander King Ong Kong(1)	63,988,269	57.0%
Eng Ho Ng(2)	117,966	*
Kevin Chen (3)	67,408	*
Eric Weinstein(4)	167,583	*
Wan Lung Eng (5)	250,000	*

All Executive Officers and Directors as a Group (6 individuals)	64,423,643	57.4%
Greater than Five Percent Holders:
Regal Planet Limited(6)	59,771,223	53.2%

* Less than one percent.

(1)	Includes (a) 59,771,223 Ordinary Shares held by Regal Planet Limited, (b) 152,249 Ordinary Shares held by Mr. Kong personally, (c) 672,994 Ordinary Shares that vested to Mr. Kong pursuant to Seamless Incentive Plan upon consummation of the Business Combination, (d) 96,134 Ordinary Shares vested under the Currenc Group Inc. 2024 Equity Incentive Plan, (e) 2,795,669 Ordinary Shares issued pursuant to the Share Purchase Agreement dated August 6, 2025, and (f) 500,000 options vested and exercisable as of August 16, 2025, granted on August 12, 2025, under the 2024 Equity Incentive Plan. This figure excludes (i) 2,000,000 unvested options granted on August 12, 2025 under the 2024 Equity Incentive Plan, scheduled to vest in four equal annual tranches of 500,000 on August 16th of each year from 2026 through 2029. Mr. Kong’s business address is Unit B&D, 13/F, Lee & Man Commercial Center, 169 Electric Road, North Point, Hong Kong.

(2)	Includes (a) 10,383 Ordinary Shares that vested pursuant to Seamless Incentive Plan upon consummation of the Business Combination, and (b) 107,583 Ordinary Shares vested under the Currenc Group Inc. 2024 Equity Incentive Plan. This figure excludes performance-based RSUs granted on November 7, 2025, with a grant date value of $100,000. These RSUs are not included in the table above as they do not represent shares beneficially owned as of April 30, 2026. The RSUs vest in full only upon the consummation of the Proposed Merger, at which time the number of Ordinary Shares to be issued will be determined based on the closing trading price of the Company’s shares on the 10th consecutive trading day following the vesting event.

(3)	This excludes performance-based RSUs granted on November 7, 2025, with a grant date value of $100,000. These RSUs are not included in the table above as they do not represent shares beneficially owned as of April 30, 2026. The RSUs vest in full only upon the consummation of the Proposed Merger, at which time the number of Ordinary Shares to be issued will be determined based on the closing trading price of the Company’s shares on the 10th consecutive trading day following the vesting event.

(4)	Includes Ordinary Shares that have been awarded by INFINT Acquisition Corporation (“INFINT”) in connection of his appointment as chairman of INFINT’s board of directors and Ordinary Shares vested under the Currenc Group Inc. 2024 Equity Incentive Plan. This figure excludes performance-based RSUs granted on November 7, 2025, with a grant date value of $100,000. These RSUs are not included in the table above as they do not represent shares beneficially owned as of April 30, 2026. The RSUs vest in full only upon the consummation of the Proposed Merger, at which time the number of Ordinary Shares to be issued will be determined based on the closing trading price of the Company’s shares on the 10th consecutive trading day following the vesting event.

(5)	Includes 250,000 options vested and exercisable as of October 16, 2025, granted on July 16, 2025, under the 2024 Equity Incentive Plan. This figure excludes (a) 750,000 options granted on July 16, 2025, under the 2024 Equity Incentive Plan, scheduled to vest in three equal annual tranches of 250,000 on October 16th of each year from 2026 through 2028, and (b) 500,000 performance-based share options under the 2024 Share Incentive Plan granted on November 7, 2025, which shall vest in full only upon the consummation of the Proposed Merger.

(6)	Includes 32,858,326 Ordinary Shares issued pursuant to the Share Purchase Agreement dated August 6, 2025 and 26,912,897 Ordinary Shares received under the Business Combination. Regal Planet Limited’s business address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

B. Related Party Transactions

The following is a description of related party transactions applicable to us and that we have entered into since January 1, 2025, with any of the following:

●	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;
●	associates;
●	individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over our business, and close members of any such individual’s family;
●	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities, including our directors and senior management and close members of such individuals’ families; and
●	enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Convertible Bonds

TNG FinTech (now renamed as Seamless Group Inc.) previously entered into that certain Amended and Restated Convertible Bond Instrument, dated September 14, 2021, and that certain related Amendment Agreement, dated September 14, 2021, with Regal Planet Limited and Chelsea Vanguard Fund. Such convertible bond instrument and related documents were issued in respect of $27,000,0000 15% secured guaranteed convertible bonds of TNG FinTech, secured by certain ordinary shares of TNG FinTech including those held by Regal Planet Limited, the controlling shareholder of Seamless and which is controlled by Mr. Kong, as personally guaranteed by Mr. Kong, the chairman and former chief executive officer of Seamless. On September 14, 2023, the parties entered into the Third Amendment Agreement for the purpose of, among others, reviewing and amending certain terms and conditions under the Amended and Restated Convertible Bond Instrument, and further the Issuer has been authorized by a resolution of its board of directors dated September 11, 2023 to create and issue $10,000,000 15% secured guaranteed convertible bonds (the “Convertible Bonds”) and to replace and terminate the Amended and Restated Convertible Bond Instrument (the “Second Amended and Restated Convertible Bond Instrument” or the “Convertible Bond Instrument”).

Following the receipt of a conversion notice from Chelsea Vanguard Fund, the Company authorized the allotment and issuance of Ordinary Shares in the share capital of Seamless to Chelsea Vanguard Fund. Following the conversion of the convertible bonds, Seamless approved a reorganization and share buy-back. To facilitate the split of TNG (Asia) Limited from the Seamless, Seamless entered into a share buy-back agreement to repurchase Ordinary Shares from its shareholders on a pro-rata basis, representing approximately 10% of Seamless’ issued share capital.

As consideration for the repurchased shares, the Company transferred and distributed its equity interest in TNG (Asia) Limited to the participating shareholders. The repurchased shares were subsequently cancelled by the Seamless. Following this transaction, TNG (Asia) Limited ceased to be a subsidiary of Seamless.

Transactions with Certain Shareholders

Seamless has entered into certain loan agreements with its shareholders, pursuant to which Seamless is the borrower or guarantor, including:

●	That certain Loan Agreement, dated August 26, 2022, both by and between Seamless and Regal Planet Limited, the controlling shareholder of Seamless and which is controlled by Mr. Kong, with $636,943 remaining as amounts due to Regal Planet Limited thereunder, respectively, as of August 6, 2025. The Company entered into a Share Purchase Agreement on August 6, 2025 to settle the related party loans through the issuance of Ordinary Shares. On March 17, 2026, the Company completed the issuance of Ordinary Shares to Mr. Kong and Regal Planet pursuant to the agreement;
●	That certain Loan Agreement, dated December 28, 2021, that certain Loan Agreement, dated June 30, 2023, and that certain Loan Agreement, dated April 4, 2025 both by and between Seamless Group Inc. (previously known as TNG FinTech Group Inc.) and Kong King Ong Alexander, the controlling shareholder of Regal Planet Limited, which is the controlling shareholder of Seamless, with $1,248,408 and $318,471 (Total $1,866,242) remaining as the amount due to Mr. Kong thereunder, as of August 6, 2025. The Company entered into a Share Purchase Agreement on August 6, 2025 to settle the related party loans through the issuance of Ordinary Shares. On March 17, 2026, the Company completed the issuance of Ordinary Shares to Mr. Kong and Regal Planet pursuant to the agreement; and
●	That certain Loan Agreement, Term Loan Facility, dated May 26, 2021, by and among GEA Limited, a former subsidiary of Seamless and which was divested in July 2024, TNG FinTech (now renamed as Seamless Group Inc.), and Highlight Holdings Limited, the shareholder of which is an ultimate beneficial owner of Nogle Ventures Limited and Pandora Technology Ventures Limited, which are shareholders of Seamless, with $800,000 remaining as the amount due to Highlight Holdings Limited thereunder, as of March 31, 2026.

Transactions with Other Related Parties

On August 14, 2025, in connection with the resignation of Ronnie Hui Ka Wah as Chief Executive Officer of the Company, the Company issued two promissory notes to Mr. Hui as evidence of outstanding loan obligations previously granted by Mr. Hui to the Company and its subsidiaries.

●	HK$3,600,000 Promissory Note: This note recognizes a principal loan granted by Mr. Hui on January 12, 2022. It carries a monthly interest rate of 1% (HK$36,000 per month) and includes unpaid accrued interest of HK$234,000 as of the date of issuance. The full principal amount and all unpaid interest were due and payable by December 31, 2025.
●	HK$800,000 Promissory Note: This note was issued as evidence of a principal loan granted by Mr. Hui to GEA Limited while it was a wholly owned subsidiary of the Group. The loan is non-interest bearing and was due and fully payable by December 31, 2025.

Seamless is also a party to that certain Letter of Comfort, dated May 19, 2022, with TNG Asia, which was divested from Seamless in August 2024, pursuant to which Seamless agreed to put in place appropriate IPO insurance and indemnify TNG Asia and Regal Planet Limited, the controlling shareholder of Seamless and which is controlled by Mr. Kong, the chairman and former chief executive officer of Seamless, in connection with the Business Combination.

Seamless is also a party to the following transactions:

●	That certain Loan Agreement, dated January 12, 2022, by and between TNG FinTech (now renamed as Seamless Group Inc.) and Hui Ka Wah Ronnie, the chief executive officer of Seamless, with $462,847 remaining as the amount due to Mr. Hui thereunder, as of April 30, 2026;
●	That certain Loan Agreement, dated July 30, 2024, by and between Seamless Group Inc. and GEA Limited, which was divested from Seamless in July 2024, with $9,910,294 remaining as the amount due to GEA Limited, as of June 14, 2025. The Company entered into a Share Purchase Agreement on June 14, 2025 to settle the related party loans through the issuance of Ordinary Shares. That certain Loan Agreement, dated January 12, 2022, by and between TNG FinTech (now renamed as Seamless Group Inc.) and Hui Ka Wah Ronnie, the chief executive officer of Seamless, with $462,847 remaining as the amount due to Mr. Hui thereunder, as of April 30, 2026.
●	That certain Loan Agreement, dated July 30, 2024, by and between Seamless Group Inc. and GEA Limited, which was divested from Seamless in July 2024, with $9,910,294 remaining as the amount due to GEA Limited, as of June 14, 2025. The Company entered into a Share Purchase Agreement on June 14, 2025 to settle the related party loans through the issuance of Ordinary Shares.

TNG Asia, which was divested in August 2024, is a party to those certain Development, Sales & Purchases, On-going Maintenance and Partnership Agreements, dated April 3, 2017, April 1, 2018, April 7, 2020, April 23, 2021, April 25, 2022 and April 24, 2023 with SINO Dynamic Solutions Limited (“SINO”), an ultimate beneficial owner of which is Mr. Kong, the chairman and former chief executive officer of Seamless. TNG Asia has commissioned SINO for the development of an e-wallet and cashless payment solution system as well as the on-going maintenance of the system. The TNG Payment Solution is a cashless payment processing service, offering a highly encrypted and secure payment processing infrastructure allowing its users and consumers to make payments electronically to designated vendors / merchants for purchases of goods and services.

GEA Limited, which was divested from Seamless in July 2024, is a party to the following transactions:

Those certain Development, Sales & Purchases, On-going Maintenance and Partnership Agreements, dated April 15, 2019, April 15, 2020, April 15, 2021, April 25, 2022 and April 24, 2023 with SINO, an ultimate beneficial owner of which is Mr. Kong, the chairman and former chief executive officer of Seamless. GEA Limited has commissioned SINO for the development of an e-money platform facilitating cross border payments, fund transfers, social hub functions and payment solution systems as well as the on-going maintenance of the system. The GEA Payment Solution is a payment processing service, offering a highly encrypted and secure payment processing infrastructure, allowing its member participants to make cross-border fund transfer electronically to designated bank accounts / cash pickup points in its supported network of countries;

●	That certain Collaboration Agreement, FX Trade, dated April 14, 2020, with BTSE Holdings Limited and Highlight Holdings Limited, the shareholder of which is an ultimate beneficial owner of Nogle Ventures Limited and Pandora Technology Ventures Limited, which are shareholders of Currenc;
●	That certain Collaboration Agreement, FX Trade, dated August 2, 2022, with Nogle Limited, the shareholder of which is an ultimate beneficial owner of Nogle Ventures Limited and Pandora Technology Ventures Limited, which are shareholders of Currenc; and
●	That certain Global E-Money Alliance Agreement for Corporate Collection and Payout Services, dated August 11, 2020, with BTSE Holdings Limited, shareholder of which is an ultimate beneficial owner of Nogle Ventures Limited and Pandora Technology Ventures Limited, which are shareholders of Currenc.

Deed of Guarantee

Seamless entered into that certain Deed of Guarantee, dated as of May 25, 2023, by and among Seamless, Regal Planet Limited and Kong King Ong Alexander, as guarantors, and Ripple Labs Singapore Pte. Ltd., pursuant to which Seamless will be a guarantor of GEA Limited, a wholly-owned subsidiary of Seamless, in connection with that certain GEA Master XRP Commitment and each Line of Credit Addendum related thereto, between Ripple Labs Singapore Pte Ltd. and GEA Limited, as described therein. GEA has purchased $Nil million worth of XRP from Ripple pursuant to the GEA Master XRP Commitment for its ODL prefunding for the year ended December 31, 2025.

Master XRP Commitment to Sell Agreement between Ripple Labs Singapore Pte. Ltd. and GEA.

Ripple Labs Singapore Pte. Ltd. and GEA entered into a Master XRP Commitment to Sell Agreement on September 12, 2022 (the “GEA Master XRP Commitment”) when GEA was onboarded as an ODL RP. Pursuant to this agreement, GEA can execute ODL transactions. Under this agreement, Ripple Labs Singapore Pte. Ltd deposits certain amounts of XRP into the account of its ODL RP, i.e. the crypto wallet of GEA. The agreement stipulates that the legal title and rights to the XRP deposited in GEA’s crypto wallet belong to Ripple Labs Singapore Pte. Ltd. Under the agreement, GEA agrees to transfer XRP in its crypto wallet as provided by Ripple Labs Singapore Pte. Ltd in its bailment account to Tranglo for prefunding purposes. Once the XRP transfer is confirmed, the legal title of that XRP will be transferred from Ripple Labs Singapore Pte. Ltd to GEA. Also, in exchange for obtaining the XRP, GEA has the obligation to repay the amount of fiat currency as agreed in the ODL transaction to Ripple Labs Singapore Pte. Ltd. Ripple Labs Singapore Pte. Ltd and GEA also entered into a Line of Credit and related addendums in connection with the GEA Master XRP Commitment, under which Ripple Labs Singapore Pte. Ltd provided to GEA a USD$5 million credit facility for a two year’ term, so that GEA could have the resources to aggressively promote the use of ODL services.

As the debt is incurred by GEA, Seamless will not incur or pay such debts in connection with the divestiture of GEA. However, Seamless has guaranteed such debt. The guarantee provided by Seamless lasted only up to 6 months after the completion of this transaction. At that point Seamless will cease to provide guarantee for the loans. There are provisions that restrict Seamless from incurring additional indebtedness after the closing of merger that would materially affect its guarantee of GEA’s debts to Ripple Labs Singapore Pte. Ltd.

Tranglo Master XRP Commitment to Sell Agreement

Ripple Labs Singapore Pte. Ltd. and Tranglo entered into a Master XRP Commitment to Sell Agreement on March 11, 2022, which agreement was amended by the Amendment to Master XRP Commitment to Sell Agreement dated April 15, 2022, and further amended by the Amendment No. 2 to Master XRP Commitment to Sell Agreement dated May 25, 2022, Amendment No. 3 to Master XRP Commitment to Sell Agreement dated September 12, 2022 and Amendment No.4 to Master XRP Commitment to Sell Agreement, dated December 3, 2023 (as amended, the “Tranglo Master XRP Commitment”). Pursuant to this agreement, Tranglo can execute ODL transactions in which Ripple Labs Singapore Pte. Ltd will make available via automated wallet funding service (“AWF”) up to $50,000,000 worth of XRP for working capital purposes. Under this agreement, Ripple Labs Singapore Pte. Ltd deposits certain amounts of XRP into Tranglo’s crypto wallet. The agreement stipulates that the legal title and rights to the XRP deposited in Tranglo’s crypto wallet belong to Ripple Labs Singapore Pte. Ltd. Under the agreement, Tranglo agrees to transfer XRP in its crypto wallet as provided by Ripple Labs Singapore Pte. Ltd in its bailment account to Tranglo for prefunding purposes. In exchange for obtaining the XRP, Tranglo has the obligation to repay the amount of fiat currency as agreed in the ODL transaction to Ripple Labs Singapore Pte. Ltd. As of November 10, 2025, Tranglo has ceased this ODL service from Ripple.

Pay-out Support Agreement

Ripple Services, Inc. and Tranglo entered into a Pay-out Support Agreement on March 10, 2021. According to the Agreement, Tranglo agreed to integrate with RippleNet and ODL (collectively the Ripple Solution) which were developed by the Ripple entities for facilitating cross-border payments. Under the Agreement, Tranglo’s remittance partners can choose to adopt the use of XRP for the ODL facility for prefunding purposes. Both Ripple Services, Inc. and Tranglo agreed to make use of the programmatic liquidation system for liquidation of XRP as received by Tranglo for prefunding purposes into USD or other fiat currencies. Under the Agreement, Ripple Services, Inc. guarantees that Tranglo will receive the agreed amount of fiat currencies from the liquidation of XRP on every agreed XRP prefunding arrangement, and that any shortfall in the liquidation process will be covered by Ripple Services, Inc. In exchange, Tranglo has to offer certain discounts on transaction fees and foreign exchange fees for the remittance partners who adopt the ODL services of Ripple Solution and use XRP for prefunding transactions.

Ripple Shareholders’ Agreement

In a series of transactions with unrelated parties, Ripple Labs Singapore Pte. Ltd acquired a 40% ownership interest in Tranglo. On March 19, 2021, Ripple Labs Singapore Pte. Ltd, Tranglo and Seamless entered into a Shareholders’ Agreement governing the management of Tranglo. Pursuant to that Agreement, Ripple Labs Singapore Pte. Ltd is entitled to appoint two members of Tranglo’s board of directors. In addition, Ripple Labs Singapore Pte. Ltd has the right to second an executive officer of Tranglo (the “Ripple Executive Officer”), and such person can be replaced at the direction of Ripple Labs Singapore Pte. Ltd. The Ripple Executive Officer is responsible for instituting the strategy of the RippleNet product, migrating customers to RippleNet, determining pricing strategy to facilitate growth and defining geographic expansion and the prioritizing of new geographical markets. Certain specific activities cannot be undertaken without the express consent of Ripple Labs Singapore Pte. Ltd, including an initial public offering, merger or sale of assets of Tranglo, changes to the capital structure and a change in the nature or scope of the business of Tranglo.

In addition, in the event Tranglo sells additional securities, Ripple Labs Singapore Pte. Ltd has the right to participate in such sale in an amount chosen by Ripple Labs Singapore Pte. Ltd. There is a mutual right of first refusal on the sale of shares by either Ripple Labs Singapore Pte. Ltd or Seamless. In addition, in the event that Seamless elects to sell shares, and Ripple Labs Singapore Pte. Ltd has not exercised its right of first refusal to acquire such shares, Ripple Labs Singapore Pte. Ltd has the ability to participate in such sale.

On January 2, 2026, in connection with the Proposed Merger, our subsidiary, Seamless, entered into a Share Purchase Agreement to sell its 60% controlling interest in Tranglo to New Margin. Pursuant to the Share Purchase Agreement, New Margin will acquire 100,465 ordinary shares of Tranglo from Seamless for an aggregate purchase price of US$400 million, with US$200 million payable on the closing of the Tranglo Transaction and US$200 million due ninety (90) days after the closing of the Tranglo Transaction. Closing of the Tranglo Transaction is subject to certain conditions, which include securing regulatory approval and any third party consents. If closing conditions have not been satisfied or waived by the parties by September 30, 2026, the Share Purchase Agreement will automatically terminate. The Share Purchase Agreement is governed by the laws of Malaysia.

In the case of the Share Purchase Agreement, Ripple Labs Singapore Pte. Ltd has the right to acquire the Tranglo shares from Seamless and could acquire a majority stake in Tranglo as a result. Ripple Labs Singapore Pte. Ltd does not otherwise have the right to increase its stake in Tranglo as a result of this right of first refusal or any other provision of the Shareholders’ Agreement. Also, in case Ripple Labs Singapore Pte. Ltd desires to acquire the controlling stake in Tranglo, the acquisition itself will trigger the “change in majority controller” rule of all four central banks which granted Tranglo the remittance licenses for Tranglo to conduct its remittance business. Ripple Labs Singapore Pte. Ltd will need to obtain the approvals of four central banks, namely the Malaysian Central Bank BNM, the Monetary Authority of Singapore MAS, the central bank of UK and the central bank of Indonesia, before contemplating on acquiring the majority controlling stake of Tranglo.

Pursuant to the Shareholders’ Agreement, Ripple Labs Singapore Pte. Ltd is entitled to appoint two members of Tranglo’s board of directors. On November 2, 2023, one of the directors (the “Investor Director”) appointed by Ripple Labs Singapore Pte. Ltd. resigned from Tranglo’s board of directors. The parties amended the Shareholders’ Agreement on November 7, 2023 to reflect the resignation of the Investor Director, and to waive the requirement for at least one (1) Investor Director to be included in the quorum of the meetings or adjourned meetings of the board of directors of Tranglo of Sdn Bhd and its subsidiaries. While Seamless has a right to appoint a majority of the board of directors of Tranglo, certain matters require the cooperation, or in some cases, approval by Ripple Labs Singapore Pte. Ltd. We will not be able to terminate or amend the Shareholders’ Agreement, except in accordance with its terms, which would require the consent of Ripple Labs Singapore Pte. Ltd.

Ripple Labs Singapore Pte. Ltd.’s interests may not be the same as, or may conflict with, the interests of us or our shareholders. Tranglo cannot undertake certain actions or transactions without the consent of Ripple Labs Singapore Pte. Ltd, including but not limited to:

●	an initial public offering;
●	any determinations with respect to merger or sale of the whole or a substantial part of the assets;
●	changes to the capital structure;
●	a change in the nature or scope of the business;
●	incurrence of certain amount of debt;
●	any declaration or payment of any dividends or other distribution of profits;
●	entering into any joint venture, partnership or profit sharing arrangement with any person and any amendment to the terms of such venture, partnership or arrangement;
●	variation of any rights attaching to any shares in the capital of Tranglo or making of any call upon monies unpaid in respect of any issued shares;
●	introduction or revision of any share option plan;
●	save for the issuance of shares or the grant of options in connection with or pursuant to any duly approved and established share option scheme or plan;
●	repurchase of shares other than pursuant to any duly approved and established share option scheme or plan(s); and
●	any related party transactions that exceed a certain amount of value.

These limitations could result in disagreement between Seamless and Ripple Labs Singapore Pte. Ltd. In the event of an unresolved disagreement between the shareholders, the Shareholders’ Agreement provides for means through which a deadlocked topic will be resolved, including through arbitration, which should minimize the impact of such disagreement on Tranglo’s business.

In the event of a deadlock between the parties, the matter will be referred to arbitration under the arbitration rules of the Singapore International Arbitration Center.

See “Item 3. Key Information–D. Risk Factors–Risks Related to Our Business, Industry, and Operations—Our strategic partner, Ripple Labs Singapore Pte. Ltd., owns 40% of Tranglo and pursuant to a certain Shareholders’ Agreement, has certain contractual rights that could temporarily disrupt Tranglo’s existing business or prevent our ability to expand it.”

Animoca Proposed Transaction

On November 2, 2025, we entered into a non-binding Term Sheet with Animoca Brands in relation to a business combination wherein we would acquire 100% of the issued shares of Animoca Brands by way of an Australian scheme of arrangement. Under the proposed structure, as consideration, shareholders of Animoca Brands would collectively own approximately 95% of the issued shares in the resulting entity, and our current shareholders would hold approximately 5%. We expect to authorize a dual-class share structure in connection with the transaction, and following closing, the Board is expected to include nominees of both companies. The parties currently expect, if the Proposed Merger is completed, that the combined company would operate under the Animoca Brands name.

Under the Term Sheet, Alexander King Ong Kong, our Chief Executive Officer, Executive Chairman of the Board and controlling shareholder, has agreed to provide an irrevocable undertaking to vote in favor of any transaction or matter as contemplated by the proposed transaction and which require our shareholder’s approval.

Creditor Share Purchase Agreement

On June 15, 2025, we entered into the Creditor Share Purchase Agreement with nine Creditors, pursuant to which we issued an aggregate of 28,360,373 of our Ordinary Shares, in full satisfaction of an aggregate amount of $12,166,600 of our outstanding Obligations, at a price per share of $0.43, equating in each case to a $0.50 discount for each $1.00 of our Obligations.

Other than the satisfaction of the Obligations, we will receive no additional consideration in connection with the issuance of the Private Placement Shares, and we have not paid or given any commission or other remuneration directly or indirectly for soliciting the Private Placement. The Creditor Share Purchase Agreement contains customary representations and warranties.

On June 19, 2025, we and the Creditors entered into Amendment No. 1 to the Creditor Share Purchase Agreement, which amends the closing date on which we would issue the Private Placement Shares and the date on which the Obligations would be satisfied, from June 19, 2025, to June 30, 2025, or such other date as we and the Creditors may mutually agree. As such, the closing of the Private Placement occurred on June 30, 2025.

Kong Share Purchase Agreement

On August 6, 2025, we entered into the Kong Share Purchase Agreement with our founder and chairman of the Board, Alexander King Ong Kong, and our largest shareholder, Regal Planet Limited (“Regal”), an entity controlled by Mr. Kong, to settle outstanding indebtedness owed by us and/or our subsidiaries to the Mr. Kong and Regal in an aggregate amount of approximately US$54,550,612.30.

On February 25, 2026, we obtained shareholder approval to authorize the issuance and allotment of an aggregate of 35,653,995 Ordinary Shares to Mr. Kong and Regal at a price of US$1.53 per Ordinary Share in full satisfaction, discharge and settlement of the outstanding indebtedness and to authorize the Board to take all actions necessary or desirable to implement the issuance and allotment.

The Ordinary Shares issued pursuant to the Purchase Agreement were not, at the time of issuance, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and were issued in reliance on exemptions from registration provided by Section 4(a)(2) of the Securities Act. The Ordinary Shares will be subject to customary legends for restricted securities purchased in a private placement as set forth in the Purchase Agreement.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive Compensation.”

Loan Agreement

On January 9, 2026, Seamless entered into a bridge loan agreement (the “Loan Agreement”) with Moca Services Limited (“Moca Services”), pursuant to which Moca Services agreed to lend Seamless up to US$1,500,000 (the “Loan”) to meet its immediate working capital needs. Seamless also executed and delivered a promissory note (the “Note”) in favor of Moca Services as evidence of the indebtedness. The Loan bears simple interest at 10% per annum and matures three months after closing, subject to extension at Moca Services’ sole discretion. The Loan is recallable at any time in the sole discretion of Moca Services. The Loan may be disbursed and repaid in U.S. dollars or in Tether (USDT), as mutually agreed.

The Loan is secured by a share mortgage (the “Share Mortgage”) dated January 9, 2026, pursuant to which Pine Mountain Holdings Limited (“Pine Mountain”), a British Virgin Islands company, granted a first legal mortgage and first fixed charge over 1,000,000 fully paid Ordinary Shares of the Company (the “Mortgaged Shares”) in favor of Moca Services as continuing security for Seamless’s obligations. The Mortgaged Shares were transferred into the name of Moca Services on closing and are required to be transferred back to Pine Mountain upon full repayment.

Alexander King Ong Kong, CEO and Chairman of the Board of the Company, serves as the personal guarantor of Seamless’s obligations under the Loan Agreement and the Note (the “Guarantee”). The Guarantee becomes effective if the Share Mortgage security is or becomes invalid, unenforceable, or otherwise ineffective, or if any portion of the Loan remains unpaid after enforcement against the Mortgaged Shares. Mr. Kong is also required to indemnify Moca Services against any cost, loss, or liability arising from an Event of Default or the Company’s failure to pay amounts when due.

Limitation on Liability and Indemnification Matters

Our Articles contain provisions that limit the personal liability of our directors and officers for loss or damages incurred by us as a result of carrying out of their functions, unless that liability arises through the actual fraud or willful default of such person. Pursuant to the Articles, no person shall be found to have committed actual fraud or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.

In addition, our Articles contain indemnification provisions entitling our directors and officers to indemnification out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default.

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Summary of the Equity Compensation Plans.”

Registration Rights Agreement

In connection with the Closing, on August 30, 2024, INFINT and certain existing shareholders of INFINT and Seamless (such parties, the “Holders”) entered into a registration rights agreement (the “Registration Rights Agreement to provide for the registration of Ordinary Shares issued to them in connection with the Business Combination. The Holders are entitled “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination, subject to certain requirements and customary conditions. We will bear the expenses incurred in connection with the filing of any such registration statements.

Sino AI Platform Development and Service Agreement

On December 31, 2024, Seamless AI Inc. (“Seamless AI”), our wholly-owned subsidiary, entered into an AI Platform Development and Service Agreement (the “Sino Agreement”) with Sino Dynamic Solutions Limited (“Sino”), a Hong Kong-based technology services provider found by our Chief Executive Officer and Executive Chairman of the Board, Alexander King Ong Kong. Mr. Kong remains a beneficial owner and member of management at Sino. Under the terms of the agreement, Sino provided Seamless AI with professional services for the development, implementation and ongoing maintenance of digital platforms, including an AI Call Center Platform and a Digital Banking & Trading Platform, as well as related staffing and consultation services.

The Sino Agreement had a five-month term and provided for a one-time implementation service fee of HKD 10,000,000 (approximately $1,280,000 as of the agreement date), which covered consultation, system design, project management, and five months of staffing services. In addition, Seamless AI agreed to pay to Sino an annual maintenance fee of $30,000 for ongoing support. The Sino Agreement stipulated that Sino would invoice Seamless AI for services rendered, and Seamless AI would pay upon presentation of invoices.

Pursuant to the Sino Agreement, Sino retains ownership of the platform’s underlying flows and logics, which are licensed to Seamless AI in perpetuity. Seamless AI retains ownership of its own branding, data, and any materials developed independently of Sino’s services. Deliverables under the agreement are subject to Seamless AI’s review and acceptance.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings relating to claims arising from our ordinary course of business. Management believes that, other than as disclosed herein, there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows.

Ripple Litigation

On September 19, 2024, RMA commenced proceedings in the General Division of the High Court of the Republic of Singapore (Case No. OC 628) against GEA Limited, Alexander Kong King Ong, Regal Planet Limited, and Seamless (collectively, the “Defendants”). RMA’s claims relate to (i) an alleged breach by GEA Limited of a Master XRP Commitment to Sell Agreement dated September 12, 2022 (the “CTS Agreement”), and (ii) alleged breaches by the other Defendants, including Seamless, of a Deed of Guarantee dated May 25, 2023 (the “Guarantee”), which was executed in favor of RMA to guarantee GEA Limited’s obligations under the CTS Agreement.

RMA seeks, on a joint and several basis, payment of US$23,952,480.00 and late payment charges, in connection with GEA Limited’s alleged purchase of XRP under four separate invoices.

The Defendants, including Seamless, have denied liability and raised various defenses, including that RMA breached a Cooperation Agreement and/or a collateral contract, that the CTS Agreement is void for illegality, and that the Guarantee was entered into under economic duress and/or misrepresentation. GEA Limited has also filed a counterclaim against RMA for damages and a declaration that the CTS Agreement should be rescinded.

On December 23, 2024, RMA applied for summary judgment. On April 17, 2025, the Singapore High Court granted RMA’s application for summary judgment and allowed in part the Defendants’ application to amend their defense and counterclaim. The Court ordered GEA Limited to pay costs of S$23,500 and the other Defendants, including Seamless, to pay costs of S$7,000 on a joint and several basis, as well as RMA’s disbursements of S$27,514.53 on a joint and several basis (the “Summons Costs Orders”).

The Defendants appealed these decisions. On August 6, 2025, the Court dismissed both appeals and ordered the Defendants to pay costs of S$20,000 (inclusive of disbursements) on a joint and several basis (the “Appeals Costs Orders”).

As of the date of this filing, the Defendants, including Seamless, are jointly and severally liable for the principal sum of US$23,952,480.00 and late payment charges (to be assessed at the date of full payment), as well as the Summons Costs Orders and Appeals Costs Orders described above.

The Defendants have 14 days from August 6, 2025 (i.e., until August 20, 2025) to make a final appeal to the appellate court. GEA Limited’s counterclaim against RMA remains pending and has not yet been decided. A case conference is scheduled for August 19, 2025, at which the Court will provide further directions for the proceedings.

We currently assessing the impact of the judgment and continue to consider our options, including the possibility of further appeal. We are currently in discussions with GEA Limited and its equity holders to determine whether GEA Limited, as the primary obligor under the original obligations to RMA, or its equity holders may satisfy the judgment without recourse to Seamless or us.

Ripple Demand Letter

As previously disclosed, on August 17, 2024, Ripple Markets APAC Pte. Ltd., the successor to Ripple Labs Singapore Pte. Ltd. (“RMA”), sent a default letter to GEA demanding payment totaling $27,257,540.64, and sent a demand letter to our subsidiary, Seamless, as guarantor, for the full amount of the payment by August 19, 2024. On August 19, 2024, RMA filed a claim in Singapore naming Seamless and GEA as defendants (the “Defendants”) and demanding that the Defendants, jointly and severally, pay the demanded payment plus late fees and certain costs. Seamless has subsequently divested itself of GEA, and is in the process of defending this legal claim in court. On April 17, 2025, the court granted summary judgement in favor of RMA, which Seamless appealed on April 29, 2025. Seamless agreed to RMA’s extension request to file their amended Defense to Counterclaim, and such new deadline was set for August 20, 2025. The Defendants appealed these decisions. The Court ordered GEA Limited to pay costs of $23,500 and the other Defendants, including Seamless, to pay costs of $7,000 on a joint and several bases, as well as RMA’s disbursements of $27,514.53 on a joint and several basis (the “Summons Costs Orders”). On August 6, 2025, the Court dismissed both appeals and ordered the Defendants to pay costs of $20,000 (inclusive of disbursements) on a joint and several bases (the “Appeals Costs Orders”). As of the date of this filing, the Defendants, including Seamless, are jointly and severally liable for the principal sum of US$23,952,480.00 and late payment charges (to be assessed at the date of full payment), as well as the Summons Costs Orders and Appeals Costs Orders described above.

D. Boral Promissory Note

On February 25, 2025, we received a notice of legal action from D. Boral Capital LLC (“D. Boral”), a promissory note holder, filed by D. Boral in the Supreme Court of New York, County of New York. The complaint demanded repayment from us of the promissory note amount of $5,700,000, plus contractual default interest of $97,000, as well as D. Boral’s costs and expenses, including attorneys’ fees (the “D. Boral Action”). The demand amount was fully accrued on our financial statements as of December 31, 2024. On June 30, 2025, we entered into a settlement agreement (the “D. Boral Settlement Agreement”) with D. Boral in connection with the D. Boral Action. In connection with the D. Boral Settlement Agreement, D. Boral withdrew its motion for summary judgment against us.

Pursuant to the D. Boral Settlement Agreement, we agreed to pay D. Boral a total of $5,500,000 (the “Settlement Amount”) in full and complete resolution, release and settlement of all claims asserted by D. Boral or that could have been asserted in the D. Boral Action or any other litigation between the parties. The Settlement Amount was to be paid in installments between July 7, 2025 and November 30, 2025.

In the D. Boral Settlement Agreement, both parties provided mutual releases of all claims, known or unknown, arising from any matter occurring prior to the effective date of the D. Boral Settlement Agreement, except for certain indemnification obligations under a prior underwriting agreement, which remain in effect. The parties have also executed a stipulation of discontinuance with prejudice, which will be filed with the court upon receipt of the Settlement Amount by D. Boral, and would thereby dismiss the D. Boral Action.

We paid $3.4 million under the D. Boral Settlement Agreement but did not make the balance of the outstanding payments in accordance with the agreed-upon schedule, and thereafter the parties agreed to revise the terms of the D. Boral Settlement Agreement.

On March 18, 2026, the parties agreed that D. Boral would forbear in all respects from enforcing its rights and remedies against us under the D. Boral Settlement Agreement and under applicable law, provided (i) on or before March 23, 2026, we pay D. Boral the sum of $250,000, comprised of $200,000 in principal, which would reduce the amount owed by us under the D. Boral Settlement Agreement, and $50,000 as an extension fee, which would not reduce the amount owed by us under the D. Boral Settlement Agreement (the “First Supplemental Payment”); and (ii) on a monthly basis thereafter (e.g., April 20, 2026, May 20, 2026, June 20, 2026, etc.), we pay D. Boral the additional sum of $250,000, comprised of $200,000 in principal, which would reduce the amount owed by us under the D. Boral Settlement Agreement, and $50,000 as an extension fee, which would not reduce the amount owed by us under the D. Boral Settlement Agreement – and the foregoing payments would continue monthly until we paid in full the remaining $2.1 million owed under the D. Boral Settlement Agreement (the “D. Boral Forbearance Agreement”).

The parties further agreed that, in connection with the D. Boral Forbearance Agreement, the terms and conditions of the D. Boral Settlement Agreement would remain in full force and effect, except (i) upon the closing of Seamless Group Inc.’s sale of its 60% controlling interest in Tranglo Sdn. Bhd. to New Margin Holding Limited, as announced on January 2, 2026, and Seamless Group’s receipt of the purchase price or a portion thereof, we are required to pay to D. Boral the full balance then owed under the D. Boral Settlement Agreement within three business days; and (ii) D. Boral going forward is not required to serve a “notice of default” or to provide a “cure period” in the event of any payment defaults under the D. Boral Forbearance Agreement or otherwise.

We made the First Supplemental Payment under the D. Boral Forbearance Agreement, although did not do so by March 23, 2026. While we timely paid the $50,000 extension fee due on April 20, 2026, D. Boral has alleged that we have not yet made the $200,000 principal payment due on April 20, 2026.

Alta Settlement Agreement

On June 20, 2025, we entered into a settlement agreement (the “Alta Settlement Agreement”) with Alta Partners, LLC (“Alta”). Pursuant to the Settlement Agreement, we agreed to issue Alta 86,489 (the “Exchanged Shares”) of out Ordinary Shares in exchange for cancelling 518,934 warrants exercisable for Ordinary Shares (the “Currenc Warrants”) pursuant to that certain Warrant Exchange Agreement (as defined below), in full and complete resolution and release of any and all potential claims we and Alta may have against one another including for any reason, without limitation, in connection with the Currenc Warrants.

In relation to the Alta Settlement Agreement, on June 20, 2025, we entered into a warrant exchange agreement (the “Warrant Exchange Agreement”) with Alta, pursuant to which we cancelled Alta’s Currenc Warrants and issued Alta the Exchanged Shares. Within three (3) business days of delivery by Alta of the Currenc Warrants to our transfer agent for cancellation, we issued and delivered the Exchanged Shares and the Currenc Warrants were cancelled in full and of no further force or effect. The Warrant Exchange Agreement contains customary representations and warranties of the parties.

Dividend Policy

We have not previously paid any cash dividends on our Ordinary Shares to date. Our Board has complete discretion on whether to declare and distribute dividends (including interim dividends) to our shareholders in accordance with the respective rights of the shareholders, subject to certain requirements of applicable Cayman Islands law and our Articles, if it appears to them that they are justified by our financial position and that such dividends may lawfully be paid. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands company may pay dividends out of either profits or from the share premium account, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they become due in the ordinary course of business. Even if our Board decides to declare and pay dividends or if our shareholders by ordinary resolution declare a dividend recommended by the Board, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board may deem relevant.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Ordinary Shares are listed on The Nasdaq Stock Market LLC under the symbol “CURR.” As of April 30, 2026, we had 112,281,885 shares listed. Holders of our Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that our Ordinary Shares will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our Ordinary Shares could be delisted from Nasdaq. A delisting of our Ordinary Shares will likely affect the liquidity of our Ordinary Shares.

Nasdaq Notifications

On June 30, 2025, we received two letters from the Nasdaq Listing Qualifications Department (the “Staff”) notifying us that, for the thirty (30) consecutive business day period between May 14, 2025 through June 27, 2025, our Ordinary Shares had: (a) not maintained a minimum closing bid price of $1.00 per share required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5550(a) (the “Bid Price Rule”) and (b) not maintained a minimum market value of listed securities of  $50 million (the “MVLS Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3), we were provided an initial period of 180 calendar days, or until December 29, 2025 (the “Compliance Period”), to regain compliance with the Bid Price Rule and the MVLS Rule. In order to regain compliance with the Bid Price Rule, our Ordinary Shares were required to maintain a minimum closing bid price of $1.00 per share for a minimum of ten consecutive business days during the Compliance Period, or prior to December 29, 2025. In order to regain compliance with the MVLS Rule, our Ordinary Shares were required to maintain a minimum closing market value of $50 million for a minimum of ten (10) consecutive business days during the Compliance Period, or prior to December 29, 2025

On July 14, 2025 we received a letter from the Staff notifying us that, for ten (10) consecutive business days, from June 27, 2025 to July 11, 2025, our Ordinary Shares had maintained a minimum market value of $50 million or greater. Accordingly the Staff stated that we had regained compliance with the MVLS Rule and they consider this matter to be closed. On July 18, 2025, we received a letter from the Staff notifying us that, for ten (10) consecutive business days from July 3, 2025 to July 17, 2025, our Ordinary Shares had maintained a minimum closing bid price of $1.00 per share or greater. Accordingly, the Staff stated that we had regained compliance with the Bid Price Rule and they consider this matter to be closed.

On January 12, 2026, we received a notification letter (the “Nasdaq Annual Meeting Deficiency Letter”) from the Staff stating that, because we had not yet held an annual meeting of shareholders within twelve (12) months of our 2024 fiscal year end, we were no longer in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5620. While the Nasdaq Annual Meeting Deficiency Letter had no immediate effect on the listing or trading of our Ordinary Shares on Nasdaq, we had forty-five (45) calendar days from January 12, 2026 to submit a plan to regain compliance. On March 2, 2026, we received a letter from the Staff notifying us that, based on our Form 6-K filed on February 27, 2026, with the Securities and Exchange Commission, the Staff was able to verify that our proxy statement was filed on January 16, 2026, and that our annual meeting of shareholders was held on February 25, 2026. Accordingly, the Staff has determined that we have regained compliance with the Nasdaq Listing Rules and they consider this matter to be closed.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on The Nasdaq Stock Market LLC under the symbol “CURR.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Articles, as amended, adopted by special resolution pass on August 6, 2024 and effective August 30, 2024, are filed as Exhibit 1.1 to this Report. The description of our Articles is included in the Registration Statement on Form F-3, as amended, filed with the SEC on December 10, 2025 under the heading “Description of Share Capital and Articles of Association,” and included in the Registration Statement on Form F-1, as amended, including subsequently filed prospectuses, effective August 8, 2025 under the heading “Description of Ordinary Shares,” which information is incorporated herein by reference.

C. Material Contracts

Other than described below, we have not entered into any material contracts during the preceding two years which were outside the ordinary course of business.

Creditor Share Purchase Agreement

On June 15, 2025, we entered into the Creditor Share Purchase Agreement with nine Creditors, pursuant to which we issued an aggregate of 28,360,373 of our Ordinary Shares, in full satisfaction of an aggregate amount of $12,166,600 of our outstanding Obligations, at a price per share of $0.43, equating in each case to a $0.50 discount for each $1.00 of our Obligations.

Other than the satisfaction of the Obligations, we will receive no additional consideration in connection with the issuance of the Private Placement Shares, and we have not paid or given any commission or other remuneration directly or indirectly for soliciting the Private Placement. The Creditor Share Purchase Agreement contains customary representations and warranties.

On June 19, 2025, we and the Creditors entered into Amendment No. 1 to the Creditor Share Purchase Agreement, which amends the closing date on which we would issue the Private Placement Shares and the date on which the Obligations would be satisfied, from June 19, 2025, to June 30, 2025, or such other date as we and the Creditors may mutually agree. As such, the closing of the Private Placement occurred on June 30, 2025.

Alta Settlement Agreement

On June 20, 2025, we entered into a settlement agreement (the “Alta Settlement Agreement”) with Alta Partners, LLC (“Alta”). Pursuant to the Settlement Agreement, we agreed to issue Alta 86,489 (the “Exchanged Shares”) of out Ordinary Shares in exchange for cancelling 518,934 warrants exercisable for Ordinary Shares (the “Currenc Warrants”) pursuant to that certain Warrant Exchange Agreement (as defined below), in full and complete resolution and release of any and all potential claims we and Alta may have against one another including for any reason, without limitation, in connection with the Currenc Warrants.

In relation to the Alta Settlement Agreement, on June 20, 2025, we entered into a warrant exchange agreement (the “Warrant Exchange Agreement”) with Alta, pursuant to which we cancelled Alta’s Currenc Warrants and issued Alta the Exchanged Shares. Within three (3) business days of delivery by Alta of the Currenc Warrants to our transfer agent for cancellation, we issued and delivered the Exchanged Shares and the Currenc Warrants were cancelled in full and of no further force or effect. The Warrant Exchange Agreement contains customary representations and warranties of the parties.

Kong Share Purchase Agreement

On August 6, 2025, we entered into the Kong Share Purchase Agreement with our founder and chairman of the Board, Alexander King Ong Kong, and our largest shareholder, Regal Planet Limited (“Regal”), an entity controlled by Mr. Kong, to settle outstanding indebtedness owed by us and/or our subsidiaries to the Mr. Kong and Regal in an aggregate amount of approximately US$54,550,612.30.

On February 25, 2026, we obtained shareholder approval to authorize the issuance and allotment of an aggregate of 35,653,995 Ordinary Shares to Mr. Kong and Regal at a price of US$1.53 per Ordinary Share in full satisfaction, discharge and settlement of the outstanding indebtedness and to authorize the Board to take all actions necessary or desirable to implement the issuance and allotment.

The Ordinary Shares issued pursuant to the Purchase Agreement were not, at the time of issuance, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and were issued in reliance on exemptions from registration provided by Section 4(a)(2) of the Securities Act. The Ordinary Shares will be subject to customary legends for restricted securities purchased in a private placement as set forth in the Purchase Agreement.

Securities Purchase Agreement

On October 8, 2025, we entered into a Securities Purchase Agreement with New Margin pursuant to which we may issue, in up to four (4) closings, unsecured convertible promissory notes (the “Notes”) and Ordinary Share purchase warrants (the “Warrants”) for an aggregate purchase price of up to $30,000,000. The aggregate principal amount of the Notes issuable across all closings is up to $33,000,000. The Warrants have an exercise price of $1.85 per Ordinary Shares. New Margin will pay a single purchase price at each closing for the Notes and Warrants issued at such closing; the Warrants do not have a separate cash purchase price.

At the initial closing on October 8, 2025 (the “Initial Closing”), we issued to New Margin (a) a Note with a principal amount of $4,400,000, which amount equals 110% of the $4,000,000 funding due to us at the Initial Closing, and (b) a Warrant exercisable for a number of Ordinary Shares determined in accordance with the Agreement, which is equal to 50% of the applicable funding amount for such closing divided by 115% of the VWAP of the Ordinary Shares on the trading day immediately preceding the applicable closing date (the “Warrant Share Amount”). The Notes bear interest at a rate of 5% per annum, are convertible into Ordinary Shares at an initial conversion price of $1.85 per share (subject to adjustment) and are subject to a prepayment premium equal to 10% of the principal amount prepaid. The Warrant has an exercise price of $1.85 per share (subject to adjustment) becomes exercisable six (6) months after its issue date and remains outstanding for sixty (60) months from the commencement of the exercise period, subject to earlier termination or treatment upon certain fundamental transactions as set forth therein.

Subject to the satisfaction or waiver of applicable conditions set forth in the Securities Purchase Agreement and the absence of an Event of Default (as defined in the Securities Purchase Agreement), three additional closings are contemplated as follows:

●	Second Closing: for a purchase price of $6,000,000, to occur on a date designated by us no later than fifteen (15) days after the Initial Closing. The Note issued at the Second Closing will have a principal amount equal to 110% of the applicable funding amount for such closing, and the Warrant issued at the Second Closing will have a Warrant Share Amount determined as described above.

●	Third Closing: for a purchase price of $10,000,000, to occur on a date designated by us that is thirty (30) days after the date on which the initial resale registration statement filed pursuant to the Securities Purchase Agreement covering the resale of the Ordinary Shares underlying the Notes and Warrants then outstanding is first declared effective by the SEC. The Note issued at the Third Closing will have a principal amount equal to 110% of the applicable funding amount for such closing, and the Warrant issued at the Third Closing will have a Warrant Share Amount determined as described above.

●	Fourth Closing: for a purchase price of $10,000,000, to occur within five (5) business days after our market capitalization exceeds $275,000,000 for ten (10) consecutive trading days, on a date designated by us. The Note issued at the Fourth Closing will have a principal amount equal to 110% of the applicable funding amount for such closing, and the Warrant issued at the Fourth Closing will have a Warrant Share Amount determined as described above.

Promptly following each closing, and in any event within sixty (60) days after such closing date, we prepared and filed with the SEC a registration statement on Form F-3 covering the resale by the Investor of the Ordinary Shares issuable upon conversion of the Notes and upon exercise of the Warrants issued at such closing, in accordance with the terms of the Securities Purchase Agreement.

The Securities Purchase Agreement contains a beneficial ownership limitation that, subject to New Margin’s right to elect a higher cap upon sixty-one (61) days’ prior written notice, initially limits conversions of the Notes and exercises of the Warrants to the extent such conversion or exercise would result in New Margin and certain of its affiliates beneficially owning more than 4.99% of our then outstanding Ordinary Shares. The beneficial ownership limitation may be increased by the New Margin to 9.99% effective on the 61st day after delivery of notice of such election, as provided in the Securities Purchase Agreement and the instruments.

The Securities Purchase Agreement includes customary representations, warranties and covenants by us and New Margin, conditions to each closing, and other customary provisions. The Notes provide the holder with certain rights upon a change of control of us, including the right to require us to prepay the outstanding principal amount plus a 10% premium, or, in lieu thereof, to elect to convert the Notes into Ordinary Shares immediately prior to the consummation of such transaction, in each case as described in the Notes. The Warrants include customary adjustment provisions and fundamental transaction provisions. The issuance of the Notes and Warrants is not registered under the Securities Act of 1933, as amended (the “Securities Act”), and is being made in reliance on exemptions from registration under Section 4(a)(2) of the Securities Act and/or Regulation D thereunder. The securities are “restricted securities” and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Proposed Transactions

On November 2, 2025, we entered into a non-binding Term Sheet with Animoca Brands in relation to a business combination wherein we would acquire 100% of the issued shares of Animoca Brands by way of an Australian scheme of arrangement. Under the proposed structure, as consideration, shareholders of Animoca Brands would collectively own approximately 95% of the issued shares in the resulting entity, and our current shareholders would hold approximately 5%. We expect to authorize a dual-class share structure in connection with the transaction, and following closing, the Board is expected to include nominees of both companies. We currently expect, if the Proposed Merger is completed, that the combined company would operate under the Animoca Brands name.

Animoca Brands is widely recognized as a global leader in the digital asset ecosystem, distinguished by its diversified investment portfolio of more than 600 companies across digital asset verticals such as RWA tokenization, AI, gaming, blockchain infrastructure, and decentralized finance. Animoca Brands’ digital asset treasury includes BTC, ETH, SOL, MOCA, SAND, and EDU, among a wide range of other altcoin assets, as well as investments in leading digital asset companies such as Ledger, Kraken, Igloo, Consensys, Humanity Protocol, and LayerZero. Animoca Brands also participates in a joint venture focused on launching a regulated stablecoin, and has partnered with Provenance Blockchain Labs to develop NUVA, a platform for accelerating access to RWAs, underscoring its institutional-grade approach to compliant Web3 infrastructure.

On January 2, 2026, in connection with the Proposed Merger, we announced that our wholly owned subsidiary, Seamless, entered into a Share Purchase Agreement to sell its 60% controlling interest in Tranglo to New Margin. Pursuant to the Share Purchase Agreement, New Margin will acquire 100,465 Ordinary Shares of Tranglo from Seamless for an aggregate purchase price of US$400 million, with US$200 million payable on the closing of the Tranglo Transaction and US$200 million due ninety (90) days after the closing of the Tranglo Transaction. Closing of the Tranglo Transaction is subject to certain conditions, which include securing regulatory approval and any third party consents. If closing conditions have not been satisfied or waived by the parties by September 30, 2026, the Share Purchase Agreement will automatically terminate. The Share Purchase Agreement is governed by the laws of Malaysia.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of Ordinary Shares. Further, there are currently no foreign exchange controls or other regulations which restrict the ability of our subsidiaries in Malaysia, Indonesia and Singapore to distribute dividends to us.

E. Taxation

Cayman Islands

We are an exempted company registered by way of continuation in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Malaysia

Our subsidiaries incorporated in Malaysia are subject to Malaysian profits tax at a rate of 24.0% on the estimated assessable profit. Payment of dividends to the shareholders of our subsidiaries in Malaysia are not subject to withholding tax in Malaysia. No Malaysian profit tax has been levied as we did not have assessable profit that was earned in or derived from the Malaysian subsidiary during the periods presented.

Indonesia

Our subsidiaries incorporated in Indonesia are subject to Indonesian profits tax at a rate of 22.0% on the taxable profit. Dividends paid by its subsidiaries in Indonesia will be subject to a withholding tax rate ranging from 0% (subject to certain requirements) to 20%. Dividends paid or payable to foreign taxpayers are subjected to a tax rate of 20% of cash payment (if in the form of cash dividends) or 20% of par value (if in the form of share dividends). Taxpayers who are residents of a country that have a written agreement for double tax avoidance with Indonesia will be charged at a lower rate if they give their original residence certificates issued by the department of taxation of the origin country. No Indonesian profit tax has been levied as we did not have assessable profit that was earned in or derived from the Indonesian subsidiary during the periods presented.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://investors.currencgroup.com. The information contained on or through our website, or any website referred to herein, is not incorporated by reference in this Annual Report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Fluctuations in foreign exchange rates exert a significant influence on our cost competitiveness, profitability, and overall company valuation. The U.S. dollar is the functional currency of the Company and certain of its subsidiaries, while the Malaysian Ringgit, Indonesian Rupiah and Hong Kong Dollar (“HK$”) serve as the functional currencies for other certain subsidiaries. Our revenue is largely denominated in U.S. dollars, and a portion of our revenue is denominated in foreign currencies, in particular the HK$. Additionally, a portion of our operating costs, consisting principally of compensation and benefits related costs, and overhead costs, are denominated in Malaysian Ringgit, Indonesian Rupiah and HK$. This foreign currency exposure, which we expect to persist, gives rise to market risk associated with exchange rate movements of the U.S. dollar against the HK$, Malaysian Ringgit and Indonesian Rupiah, respectively.

This vulnerability can result in increased costs, diminished market share, and reduced profits. We manage our exposure to foreign exchange risk through a foreign exchange hedging policy that provides governance and a structured approach to mitigating such risk. In the ordinary course of business, we primarily manage our foreign exchange exposure through spot foreign exchange transactions and by offsetting foreign exchange exposures within our group of companies, which under normal market conditions eliminates the need for additional hedging of both transaction and translation risk. Our treasury department continuously monitors the foreign exchange markets for adverse fluctuations and trends and, when currency movements are perceived to be evolving unfavorably, may recommend short-term hedging actions for approval. Any such hedging proposals must be recommended by the team lead of treasury, or a higher-ranking official, and approved by our Chief Financial Officer prior to execution. When we do enter into hedging arrangements, we limit the instruments utilized to forward contracts, swap agreements, and call or put options. We do not engage in speculative positions through foreign currency hedging operations or derivative instruments, and any hedging activity must satisfy our prescribed internal proposal and approval procedures. Our treasury department is responsible for tracking and overseeing all hedged transactions and reporting such transactions to our finance department for proper accounting treatment.

From the beginning of 2025 through the beginning of 2026, the HK$ has depreciated by approximately 0.19% against the USD. We do not anticipate this will have a material impact on our operating results.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A. Defaults

D. Boral Promissory Note

On June 30, 2025, we entered into the D. Boral Settlement Agreement with D. Boral in connection with the D. Boral Action. Pursuant to the D. Boral Settlement Agreement, we agreed to pay D. Boral a total of $5,500,000 in full and complete resolution, release and settlement of all claims asserted by D. Boral or that could have been asserted in the D. Boral Action or any other litigation between the parties. The Settlement Amount was to be paid in installments between July 7, 2025 and November 30, 2025.

In the D. Boral Settlement Agreement, both parties provided mutual releases of all claims, known or unknown, arising from any matter occurring prior to the effective date of the D. Boral Settlement Agreement, except for certain indemnification obligations under a prior underwriting agreement, which remain in effect. The parties have also executed a stipulation of discontinuance with prejudice, which will be filed with the court upon receipt of the Settlement Amount by D. Boral, and would thereby dismiss the D. Boral Action.

We paid $3.4 million under the D. Boral Settlement Agreement but did not make the balance of the outstanding payments in accordance with the agreed-upon schedule, and thereafter the parties agreed to revise the terms of the D. Boral Settlement Agreement.

On March 18, 2026, the parties agreed that D. Boral would forbear in all respects from enforcing its rights and remedies against us under the D. Boral Settlement Agreement and under applicable law, provided (i) on or before March 23, 2026, we pay D. Boral the sum of $250,000, comprised of $200,000 in principal, which would reduce the amount owed by us under the D. Boral Settlement Agreement, and $50,000 as an extension fee, which would not reduce the amount owed by us under the D. Boral Settlement Agreement; and (ii) on a monthly basis thereafter (e.g., April 20, 2026, May 20, 2026, June 20, 2026, etc.), we pay D. Boral the additional sum of $250,000, comprised of $200,000 in principal, which would reduce the amount owed by us under the D. Boral Settlement Agreement, and $50,000 as an extension fee, which would not reduce the amount owed by us under the D. Boral Settlement Agreement – and the foregoing payments would continue monthly until we paid in full the remaining $2.1 million owed under the D. Boral Settlement Agreement.

The parties further agreed that, in connection with the D. Boral Forbearance Agreement, the terms and conditions of the D. Boral Settlement Agreement would remain in full force and effect, except (i) upon the closing of Seamless Group Inc.’s sale of its 60% controlling interest in Tranglo Sdn. Bhd. to New Margin Holding Limited, as announced on January 2, 2026, and Seamless Group’s receipt of the purchase price or a portion thereof, we are required to pay to D. Boral the full balance then owed under the D. Boral Settlement Agreement within three business days; and (ii) D. Boral going forward is not required to serve a “notice of default” or to provide a “cure period” in the event of any payment defaults under the D. Boral Forbearance Agreement or otherwise.

We made the First Supplemental Payment under the D. Boral Forbearance Agreement, although did not do so by March 23, 2026. While we have timely paid the $50,000 extension fee due on April 20, 2026, D. Boral has alleged that we have not yet made the $200,000 principal payment due on April 20, 2026.

Securities Loan Agreement with Nogle Ventures Limited

On February 21, 2025, we entered into a Securities Loan Agreement (the “Nogle Agreement”), as borrower, with Nogle Ventures Limited (“Nogle”), as lender, pursuant to which Nogle agreed to lend 200,000 of our Ordinary Shares (the “Nogle Loaned Securities”) to us for the purpose of securing funding for an AI Data Centre project in Malaysia (the “Data Centre Project”). The Nogle Loaned Securities were to be transferred to a designated transferee as instructed by us, and upon transfer, the Nogle Loaned Securities became the property of such designated transferee, with Nogle’s recourse limited to our obligation to return equivalent securities. At the maturity date, we were required to procure the transfer of 10,000 additional shares to Nogle as interest (the “Nogle Additional Securities”). The maturity date of the Nogle Agreement was the earliest of (i) twelve months from the effective date, (ii) the date on which we file a new S-1 Registration Statement with the U.S. Securities and Exchange Commission for the issuance of new shares (including a number of shares equal to the repayment securities), or (iii) the occurrence of an event of default.

As of April 30, 2026, we had not yet repaid the Nogle Loaned Securities. Upon an event of default, Nogle has the right to demand immediate repayment of the repayment securities and to pursue any other remedies available at law or in equity. The Nogle Agreement is governed by and construed in accordance with the laws of Singapore, and the parties have submitted to the non-exclusive jurisdiction of the Singapore courts.

Securities Loan Agreement with Opus Investments Pte. Ltd.

On February 21, 2025, we also entered into a Securities Loan Agreement (the “Opus Agreement”), as borrower, with Opus Investments Pte. Ltd. (“Opus”), as lender, pursuant to which Opus agreed to lend 1,900,000 of our Ordinary Shares (the “Opus Loaned Securities”) to us for the purpose of securing funding for the Data Centre Project. The Opus Loaned Securities were to be transferred to a designated transferee as instructed by us, and upon transfer, the Opus Loaned Securities became the property of such designated transferee, with Opus’s recourse limited to our obligation to return equivalent securities. At the maturity date, we were required to procure the transfer of 95,000 additional Ordinary Shares to Opus as interest (the “Opus Additional Securities”). The maturity date of the Opus Agreement was the earliest of (i) twelve months from the effective date, (ii) the date on which we file a new S-1 Registration Statement with the U.S. Securities and Exchange Commission for the issuance of new shares (including a number of shares equal to the repayment securities), or (iii) the occurrence of an event of default.

As of April 30, 2026, we had not yet repaid the Opus Loaned Securities. Upon an event of default, Opus has the right to demand immediate repayment of the repayment securities and to pursue any other remedies available at law or in equity. The Opus Agreement is governed by and construed in accordance with the laws of Singapore, and the parties have submitted to the non-exclusive jurisdiction of the Singapore courts.

B. Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to Instruments

None.

B. Material Modifications to Rights

None.

C. Withdrawal or Substitution of Assets

None.

D. Change in Trustees or Paying Agents

None.

E. Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting

Other than set forth above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that each member of the audit committee—Eng Ho Ng, Eric Weinstein and Kevin Chen—qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules. In making this determination, our board of directors considered each members’ formal education, training, and previous experience in financial roles.

Our Board has further determined that each member of the Audit Committee—Eng Ho Ng, Eric Weinstein and Kevin Chen—qualifies as “independent” as defined under the Nasdaq listing rules and under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees. A copy of our code of ethics will be available on our website at https://investors.currencgroup.com/English/about-us/corporate-governance/default.aspx. We also intend to disclose future amendments to, or waivers of, its code of ethics, as and to the extent required by SEC regulations, on its website at https://investors.currencgroup.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed in 2025 and 2024 by MRI Moores Rowland LLP, including fees from its member firms.

	FY 2025	FY 2024
Audit Fee	$427,146	$497,964
Audit-Related Fees	$58,000	$20,000
Tax Fees	-	-
All Other Fees	$30,000	-
Total	$515,146	$517,964

Audit Fees

Audit fees for the years ended December 31, 2024 and 2025 were related to our annual audit.

Audit-Related Fees

Audit-related fees for the years ended December 31, 2024 and 2025 were related to review of our interim financial statements.

Tax Fees

No tax fees for the years ended December 31, 2024 and 2025 were incurred.

All Other Fees

All other fees for the years ended December 31, 2024 and 2025 were related to review of our various filings.

Pre-Approval Policies and Procedures

Our Audit Committee adopted its committee charter that sets forth the authority and procedures pursuant to which the Audit Committee shall pre-approve (or, where permitted under SEC rules to subsequently approve) audit and non-audit services proposed to be performed by the independent auditor.

The Audit Committee charter imposes a duty on the Audit Committee to pre-approve all auditing services performed for us by our independent auditor, as well as all permitted non-audit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditor’s independence. In determining whether or not to pre-approve services, the Audit Committee considers whether the service is permissible under applicable SEC rules. The Audit Committee may, in its discretion, delegate one or more of its members the authority to pre-approve any services to be performed by our independent auditor, provided such pre-approval is presented to the full Audit Committee at its next scheduled meeting.

The services rendered by MRI Moores Rowland LLP for the years December 31, 2024 and December 31, 2025 were pre-approved in accordance with the policies set forth above.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Foreign Private Issuer Status

We are a “foreign private issuer” as defined under Rule 405 of the Securities Act and Rule 3b-4 of the Exchange Act. As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act regulating liability for insiders who profit from trades made in a short period of time;
●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and
●	Regulation Fair Disclosure, which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

●	the majority of our executive officers or directors are U.S. citizens or residents;
●	more than 50% of our assets are located in the United States; or
●	our business is administered principally in the United States.

Principal Differences Between Cayman Islands and U.S. Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of the United Kingdom. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies limited by shares, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction). For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (a) a special resolution of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary company) and its subsidiary company, provided the parent company is the surviving company and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are also required to make a declaration to the effect that, having made due enquiry, they are of the opinion that certain requirements have been met, including the following requirements: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any applicable jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the directors of the Cayman Islands company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that certain requirements have been met, including the following requirements: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company, and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement,” which may be tantamount to a merger. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved: (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, by a majority in number of such class of creditors with whom the arrangement is to be made, and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to dissenters’ rights or appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of not less than 90% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion, or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements, of an operating business.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. . However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company’s action or proposed action is ultra vires or illegal;
●	the act complained of, although not ultra vires, could only be effected if duly authorized by more than a simple majority vote and such authorization has not been obtained; or
●	those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the articles of association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles, the interested director (or their alternate director in their absence) is entitled to vote on, and be counted in the quorum in relation to, any resolution of the directors in respect of any contract or transaction in which they are interested, provided that the relevant director (or alternate director) has disclosed the nature and extent of his or her interest in any such contract or transaction to the board of directors prior to any vote thereon.

Subject to the foregoing and our Articles, our directors may exercise all our powers to vote compensation to themselves or any member of their body in the absence of an independent quorum. Currently, our compensation committee is made up entirely independent directors. However, our Articles provide that the directors may by resolution approve additional remuneration to any director for any services which in the opinion of the directors go beyond that Director’s ordinary routine work as a director. Additionally, any fees paid to a director who is also counsel, attorney or solicitor to us, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a director.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rule:

●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors.

Borrowing Powers

Our directors may exercise all our powers to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of us or of any third party. Such powers may be varied by a special resolution of shareholders (being a resolution passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles provide that every director and officer of the company (which, for the avoidance of doubt, shall not include auditors of the company), together with every former director and former officer of the company (each, an “indemnified person,”) shall be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. No Indemnified Person shall be liable to us for any loss or damage incurred by us as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or willful default of such Indemnified Person. No person shall be found to have committed actual fraud or willful default under the Articles unless or until a court of competent jurisdiction shall have made a finding to that effect. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (1) a duty to act in good faith in what the director bona fide considers to be in the best interests of the company; (2) a duty to exercise their powers for the purposes for which those powers were conferred; (3) a duty to avoid fettering their discretion in the future; and (4) a duty to avoid conflicts of interest and duty The common law duties owed by a director are those to act with skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of their knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (1) the director willfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (2) where the director knowingly or willfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (3) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (4) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (5) where the director makes or authorizes a false annual return to the Registrar of Companies.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that general meetings shall be convened on the requisition of one or more of the shareholders holding at the date of deposit of the requisition not less than 10 percent in par value of the issued shares which as at that date carry the right to vote at general meeting of the company. Such a requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. If there are no directors as at the date of the deposit of the said requisition or if the directors do not within twenty-one days from the date of the deposit of the said requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period. Our Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Companies Act, our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (a) gives notice in writing to us that he or she resigns the office of director; (b) is absent (for the avoidance of doubt, without being represented by proxy or an alternate director appointed by them) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that they have by reason of such absence vacated office; (c) dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; (d) is found to be or becomes of unsound mind; or (e) is removed from office by notice in writing served upon such director signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the directors then in office (including such director).

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares, or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target, in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, the Company may be wound up by a special resolution of our shareholders (being a resolution passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, and includes a unanimous written resolution). In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, if at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the approval of a special resolution passed by a majority of not less than two-thirds of the votes case at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Articles may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Ordinary Shares. In addition, there are no provisions in the Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, agents, and representatives that we believe is reasonably designed to promote compliance with insider trading laws, rules, regulations and applicable Nasdaq listing standards. A copy of our insider trading policy is included as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

Risk Assessment

We have developed policies and processes for assessing, identifying, and managing material risk from cybersecurity threats informed by industry-recognized standards. We have integrated these processes into our overall risk management systems and programs. Our cybersecurity program includes, among other things: procedures to assess material risk from cybersecurity threats, protocols to monitor any potential unauthorized access to, or conducted through, our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein, mechanisms to safeguard network infrastructure, mandatory employee training on information security, and assessing the sufficiency of existing policies, procedures, systems, controls and other safeguards in place to manage such risks. As part of our risk management process, we have engaged and expect to continue to engage third party experts to help identify and assess risks from cybersecurity threats. Our risk management process is also designed to address cybersecurity risks associated with our use of third-party service providers, and includes procedures such as reviewing security audits and controls of these providers during the onboarding process.

In connection with these risk assessments, we design, implement and maintain reasonable safeguards to minimize the identified risks and address identified gaps in existing safeguards, update existing safeguards as necessary and monitor the effectiveness of our safeguards.

As of December 31, 2025, we have not identified any risks from cybersecurity threats (including as a result of any previous cybersecurity incidents) that have materially affected our business strategy, our results of operations or our financial condition, but there can be no guarantee that we will not experience a cybersecurity incident in the future. We can give no assurance that we have detected or protected against all cybersecurity threats or cybersecurity incidents.

For more information about the cybersecurity risks we face, see the risk factor entitled “Item 3. Key Information –D. Risk Factors—Risks Related to Our Business, Industry, and Operations—We are subject to cyberattacks and may be subject to breaches of our information technology infrastructure and applications, and any failure to adequately protect our information technology infrastructure and applications could result in data breaches and/or downtime and materially adversely affect our reputation, business, and financial condition.”

Governance

Our Board has oversight responsibility over our strategy and risk management, including material risks related to cybersecurity threats. The Audit Committee of the Board oversees the management of systemic risks, including cybersecurity, in accordance with its charter. Mr. Eng Ho Ng’s expertise is grounded in his extensive background in engineering and telecommunications systems. Having served in senior operational leadership roles at global technology and communications firms, he provides the Board with a foundational understanding of the complex infrastructure and technical environments in which the Company and its subsidiaries operate. Further, through Mr. Eric Weinstein’s leadership positions at major global financial institutions, he has developed significant expertise in evaluating internal control environments and ensuring that operational risks are appropriately identified and addressed. Finally, Mr. Kevin Chen’s background involves corporate oversight within the technology sector. His experience as a director and executive for technology-oriented companies has provided valuable insights. Our Audit Committee receives periodic reports from management concerning our significant cybersecurity threats and risks and the processes we have implemented to address them, and engages in discussions with management regarding our significant risk exposures and the measures implemented to monitor and control these risks. These discussions include a review of our cybersecurity-related risk assessment and risk management policies.

Management, in coordination with our information technology department, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Management, along with our information technology department, is responsible for approving budgets, approving cybersecurity processes, and reviewing cybersecurity assessments and other cybersecurity-related matters.

Our cybersecurity incident response and vulnerability management processes are designed to escalate cybersecurity incidents to members of management depending on the circumstances. Our information technology department works with management, to help mitigate and remediate cybersecurity incidents of which they are notified.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

See our consolidated financial statements beginning at page F-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report, except as otherwise noted:

Exhibit Number	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association of INFINT Acquisition Corporation, dated February 14, 2023 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (File No. 001-41079) as filed with the SEC on February 15, 2023)
1.2*	Third Amended and Restated Memorandum and Articles of Association of INFINT Acquisition Corporation, dated August 18, 2023 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (File No. 001-41079) as filed with the SEC on August 22, 2023)
1.3*	Fourth Amended and Restated Memorandum and Articles of Association of INFINT Acquisition Corporation, dated February 16, 2024 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (File No. 001-41079) as filed with the SEC on February 20, 2024)
1.4*	Fifth Amended and Restated Memorandum and Articles of Association of Currenc Group Inc. (incorporated herein by reference to Exhibit 3.1 to Form 8-K (File No. 001-41079) as filed with the SEC on September 6, 2024)
2.1*	Specimen Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to Form S-1/A (File No. 333-256310) as filed with the SEC on November 10, 2021)
2.2*	Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 3.2 to Form 8-K (File No. 001-41079) as filed with the SEC on September 6, 2024)
2.3*	Warrant Agreement, dated November 23, 2021, between INFINT Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K (File No. 001-41079) as filed with the SEC on December 1, 2021)
2.4**	Description of Securities
4.1*	Registration Rights Agreement, dated November 23, 2021, among INFINT Acquisition Corporation and certain security holders named therein (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-41079) as filed with the SEC on December 1, 2021)
4.2*	Currenc Group Inc. 2024 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41079) as filed with the SEC on September 6, 2024)
4.3*	Currenc Group Inc. 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-41079) as filed with the SEC on February 27, 2026)
4.4(a)*	Amended Agreement, dated September 14, 2021, by and among Seamless Group Inc., Regal Planet Limited and Chelsea Vanguard Fund (incorporated by reference to Exhibit 10.10(B) to Form S-4/A (File No. 333-267662) as filed with the SEC on December 1, 2022)

4.4(b)*	Second Amendment Agreement dated December 9, 2022 between Seamless Group Inc. and Chelsea Vanguard Fund (incorporated by reference to Exhibit 10.10(C) to Form S-4/A (File No. 333-267662) as filed with the SEC on June, 2023)
4.4(c)*	Loan Agreement dated December 9, 2022 between Seamless Group Inc. and Chelsea Vanguard Fund (incorporated by reference to Exhibit 10.10(D) to Form S-4/A (File No. 333-267662) as filed with the SEC on June 9, 2023)
4.4(d)*	Third Amended Agreement dated September 14, 2023, by and among Seamless Group Inc., Regal Planet Limited and Chelsea Vanguard Fund (incorporated by reference to Exhibit 10.10(E) to Form S-4/A (File No. 333-267662) as filed with the SEC on December 7, 2023)
4.4(e)*	Second Amended and Restated Convertible Bond Instrument, dated September 13, 2023, by and among Seamless Group Inc., Regal Planet Limited and Chelsea Vanguard Fund (incorporated by reference to Exhibit 10.10(F) to Form S-4/A (File No. 333-267662) as filed with the SEC on December 7, 2023)
4.4(f)**	Deed of Assignment w/r/t Second Amended and Restated Convertible Bond Instrument, dated March 23, 2026, by and between Chelsea Vanguard Fund and Phoenix Green Limited.
4.4(g)**	Deed of Assignment w/r/t Loan Agreement, dated March 23, 2026, by and between Chelsea Vanguard Fund and Phoenix Green Limited.
4.5*	Loan Agreement, dated January 12, 2022, by and between Seamless Group Inc. and Hui Ka Wah Ronnie (incorporated by reference to Exhibit 10.14 to Form S-4/A (File No. 333-267662) as filed with the SEC on December 1, 2022)
4.6*	Loan Agreement, dated December 20, 2021, by and between Seamless Group Inc. and Wong Wing Chi (incorporated by reference to Exhibit 10.15 to Form S-4/A (File No. 333-267662) as filed with the SEC on December 1, 2022)
4.7*	Pay-Out Support Provider Agreement: Tranglo, dated March 10, 2021, by and between Ripple Services Inc. and Tranglo Pte. Ltd. (incorporated by reference to Exhibit 10.16 to Form S-4/A (File No. 333-267662) as filed with the SEC on August 11, 2023)
4.8*	Pay-Out Support Provider Addendum, dated March 10 2021, by and between Ripple Services Inc. and Tranglo Pte. Ltd. (incorporated by reference to Exhibit 10.17 to Form S-4/A (File No. 333-267662) as filed with the SEC on April 18, 2023)
4.9*	Addendum to Terms and Conditions of Independent Reserve, dated June 21, 2021, by and between Tranglo Pte. Ltd. and Independent Reserve SG Pte. Ltd. (incorporated by reference to Exhibit 10.18 to Form S-4/A (File No. 333-267662) as filed with the SEC on April 18, 2023)
4.10*	Memorandum of Agreement, dated May 12, 2021, by and between Betur, Inc. and Tranglo Pte. Ltd. (incorporated by reference to Exhibit 10.19 to Form S-4/A (File No. 333-267662) as filed with the SEC on April 18, 2023)
4.11*	Coins.ph User Agreement, dated April 1, 2013 (incorporated by reference to Exhibit 10.20 to Form S-4/A (File No. 333-267662) as filed with the SEC on April 18, 2023)
4.12*	Independent Reserve Terms and Conditions (incorporated by reference to Exhibit 10.21 to Form S-4/A (File No. 333-267662) as filed with the SEC on April 18, 2023)
4.13*	Cooperation Agreement between PT E2Pay Global Utama and PT WalletKu Indompet Indonesia Regarding Use of Electronic Money Products dated March 18, 2020 (incorporated by reference to Exhibit 10.22 to Form S-4/A (File No. 333-267662) as filed with the SEC on April 18, 2023)
4.14*	Addendum I of Use of Electronic Money Products Cooperation Agreement, dated December 1, 2022, by and between PT E2Pay Global Utama and PT WalletKu Indompet Indonesia (incorporated by reference to Exhibit 10.23 to Form S-4/A (File No. 333-267662) as filed with the SEC on April 18, 2023)
4.15*	Promissory Note, dated May 1, 2023, issued by INFINT Acquisition Corporation to InFinT Capital LLC (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41079) as filed with the SEC on May 4, 2023)
4.16*	Deed of Guarantee, dated May 25, 2023, by and among Regal Planet Limited, Seamless Group Inc., Alexander King Kong Ong and Ripple Labs Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.25 to Form S-4/A (File No. 333-267662) as filed with the SEC on June 9, 2023)
4.17(a)*	Shareholders’ Agreement relating to Tranglo Sdn Bhd, dated March 19,2021, by and among Tranglo Sdn Bhd, Ripple Labs Singapore Pte. Ltd, and TNG Fintech Group Inc. (predecessor to Seamless Group Inc.) (incorporated by reference to Exhibit 10.26(A) to Form S-4/A (File No. 333-267662) as filed with the SEC on June 9, 2023)
4.17(b)*	Amendment No. 1 to Shareholders’ Agreement, dated April 13, 2023, by and between among Tranglo Sdn Bhd, Ripple Labs Singapore Pte. Ltd, and Seamless Group Inc. (incorporated by reference to Exhibit 10.26(B) to Form S-4/A (File No. 333-267662) as filed with the SEC on June 9, 2023)
4.18*	Deed of Guarantee, dated September 16, 2022, by and among Regal Planet Limited, Seamless Group Inc., Alexander Kong King Ong and Ripple Labs Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.27 to Form S-4/A (File No. 333-267662) as filed with the SEC on June 9, 2023)
4.19*	Master XRP Commitment to Sell Agreement, dated September 12, 2022, by and among Ripple Labs Singapore Pte. Ltd. and GEA Limited (incorporated by reference to Exhibit 10.28 to Form S-4/A (File No. 333-267662) as filed with the SEC on August 11, 2023)

4.20*	Side Letter to the Shareholders’ Agreement relating to Tranglo Sdn Bhd, dated November 29, 2021, by and among Tranglo Sdn Bhd, Ripple Labs Singapore Pte. Ltd, and TNG Fintech Group Inc. (predecessor to Seamless Group Inc.) (incorporated by reference to Exhibit 10.29 to Form S-4/A (File No. 333-267662) as filed with the SEC on August 11, 2023)
4.21*	Secondment Agreement, dated November 29, 2021, by and among Ripple Labs Singapore Pte. Ltd., Tranglo Sdn Bhd and Tranglo Pte Ltd. (incorporated by reference to Exhibit 10.30 to Form S-4/A (File No. 333-267662) as filed with the SEC on August 11, 2023)
4.22(a)*	Master XRP Commitment to Sell Agreement, dated March 10, 2022, by and among Ripple Labs Singapore Pte. Ltd. and Tranglo Pte. Ltd. (incorporated by reference to Exhibit 10.31(A) to Form S-4/A (File No. 333-267662) as filed with the SEC on December 7, 2023)
4.22(b)*	Amendment to Master XRP Commitment to Sell Agreement, dated April 15, 2022, by and among Ripple Labs Singapore Pte. Ltd. and Tranglo Pte. Ltd. (incorporated by reference to Exhibit 10.31(B) to Form S-4/A (File No. 333-267662) as filed with the SEC on December 7, 2023)
4.22(c)*	Amendment No.2 to Master XRP Commitment to Sell Agreement, dated May 24, 2022, by and among Ripple Labs Singapore Pte. Ltd. and Tranglo Pte. Ltd. (incorporated by reference to Exhibit 10.31(C) to Form S-4/A (File No. 333-267662) as filed with the SEC on December 7, 2023)
4.22(d)*	Amendment No.3 to Master XRP Commitment to Sell Agreement, dated September 12, 2022, by and among Ripple Labs Singapore Pte. Ltd. and Tranglo Pte. Ltd. (incorporated by reference to Exhibit 10.31(D) to Form S-4/A (File No. 333-267662) as filed with the SEC on June 9, 2023)
4.22(e)*	Amendment No.4 to Master XRP Commitment to Sell Agreement, dated December 31, 2023, by and among Ripple Labs Singapore Pte. Ltd. and Tranglo Pte. Ltd. (incorporated by reference to Exhibit 10.31(E) to Form S-4/A (File No. 333-267662) as filed with the SEC on April 22, 2024)
4.23*	Side Letter to the Shareholders’ Agreement relating to the first shareholders’ meeting, dated December 15, 2021, by and among Tranglo Sdn Bhd, Ripple Labs Singapore Pte. Ltd, and TNG Fintech Group Inc. (predecessor to Seamless Group Inc.) (incorporated by reference to Exhibit 10.32 to Form S-4/A (File No. 333-267662) as filed with the SEC on December 7, 2023)
4.24*	Side Letter to the Secondment Agreement, dated June 27, 2023 by and among Ripple Labs Singapore Pte. Ltd., Tranglo Sdn Bhd and Tranglo Pte Ltd. (incorporated by reference to Exhibit 10.33 to Form S-4/A (File No. 333-267662) as filed with the SEC on December 7, 2023)
4.25*	Side Letter to the Shareholders’ Agreement, dated November 7, 2023, by and among Tranglo Sdn Bhd, Ripple Markets APAC Pte Ltd. (successor to Ripple Labs Singapore Pte. Ltd) and Seamless Group Inc. (successor to TNG Fintech Group Inc.) (incorporated by reference to Exhibit 10.34 to Form S-4/A (File No. 333-267662) as filed with the SEC on December 7, 2023)
4.26*	Amended and Restated Promissory Note, dated September 13, 2023, issued by INFINT Acquisition Corporation to InFinT Capital LLC (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41079) as filed with the SEC on September 15, 2023)
4.27*	Promissory Note, dated March 6, 2024, issued by INFINT Acquisition Corporation to Seamless Group Inc. (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41079) as filed with the SEC on March 15, 2024)
4.28*	Side Letter Regarding Termination of the Second Agreement, dated January 1, 2024, by and among Ripple Labs Singapore Pte. Ltd., Tranglo Sdn Bhd and Tranglo Pte Ltd (incorporated by reference to Exhibit 10.37 to Form S-4/A (File No. 333-267662) as filed with the SEC on April 22, 2024)
4.29*	Bitstamp Global Ltd Terms and Conditions (incorporated by reference to Exhibit 10.38 to Form S-4/A (File No. 333-267662) as filed with the SEC on June 13, 2024)
4.30*	Philippine Digital Asset Exchange Terms and Conditions (incorporated by reference to Exhibit 10.39 to Form S-4/A (File No. 333-267662) as filed with the SEC on June 13, 2024)
4.31*	Consent Letter, dated as of May 22, 2024, by and between Seamless Group Inc. and Noble Tack International Limited (incorporated by reference to Exhibit 10.40 to Form S-4/A (File No. 333-267662) as filed with the SEC on June 13, 2024)

4.32*	Promissory Note dated August 30, 2024 by and between INFINT Acquisition Corp. and Greenberg Traurig LLP (incorporated herein by reference to Exhibit 10.9 to Form 8-K (File No. 001-41079) as filed with the SEC on September 6, 2024)
4.33*	ELOC Purchase Agreement between us and Arena, dated February 10, 2025 (incorporated herein by reference to Exhibit 10.47 to Form S-1 (File No. 333- 284957) as filed with the SEC on February 14, 2025)
4.34*	Share Purchase Agreement, dated June 15, 2025, by and between Currenc Group, Inc. and the Creditors listed therein (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41079) as filed with the SEC on June 20, 2025)
4.35*	Amendment No. 1 to Share Purchase Agreement, dated June 19, 2025, by and between Currenc Group, Inc. and the Creditors listed therein (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-41079) as filed with the SEC on June 20, 2025)
4.36*	Share Purchase Agreement, dated August 6, 2025, by and among Currenc Group Inc., Alexander King Ong Kong, and Regal Planet Limited (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 001-41079) as filed with the SEC on August 8, 2025)
4.37*	Share Purchase Agreement, dated January 1, 2026, by and between Seamless Group Inc. and New Margin Holding Limited. (incorporated herein by reference to Exhibit 99.2 to Form 6-K (File No. 001-41079) as filed with the SEC on January 2, 2026)
4.38*	Settlement Agreement, dated June 20, 2025, by and between Currenc Group, Inc. and Alta Partners, LLC (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41079) as filed with the SEC on June 25, 2025)
4.39*	Settlement Agreement, dated June 30, 2025, by and between Currenc Group, Inc. and D. Boral Capital LLC (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-41079) as filed with the SEC on July 7, 2025)
4.40*	Warrant Exchange Agreement, dated June 20, 2025, by and between Currenc Group, Inc. and Alta Partners, LLC (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-41079) as filed with the SEC on June 25, 2025)
4.41* +	Amended and Restated Employment Agreement, dated as of August 15, 2025, by and between Currenc Group, Inc. and Alexander King Ong Kong (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 001-41079) as filed with the SEC on August 18, 2025)
4.42* +	Amendment to Employment Agreement, dated as of December 9, 2025, by and between Currenc Group Inc. and Alexander King Ong Kong (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-41079) as filed with the SEC on December 12, 2025)
4.43* +	Employment Agreement, dated as of April 10, 2025, by and between Currenc Group Inc. and Wan Lung Eng (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-41079) as filed with the SEC on April 16, 2025)
4.44* +	Amendment to Employment Agreement, dated as of October 30, 2025 by and between Currenc Group Inc. and Wan Lung Eng (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-41079) as filed with the SEC on November 3, 2025
4.45* +	Second Amendment to Employment Agreement, dated as of December 9, 2025, by and between Currenc Group Inc. and Wan Lung Eng (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 001-41079) as filed with the SEC on December 12, 2025)
4.46* +	Letter Agreement, dated as of August 12, 2025, by and between Currenc Group, Inc. and Dr. Ronnie Ka Wah Hui (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-41079) as filed with the SEC on August 18, 2025)
4.47*	Securities Purchase Agreement dated October 8, 2025 (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-41079) as filed with the SEC on October 14, 2025)
4.48*	Form of Note for the Securities Purchase Agreement dated October 8, 2025 (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 001-41079) as filed with the SEC on October 14, 2025)
4.49*	Form of Warrant for the Securities Purchase Agreement dated October 8, 2025 (incorporated herein by reference to Exhibit 10.3 to Form 6-K (File No. 001-41079) as filed with the SEC on October 14, 2025)
4.50*	Term Sheet for the Proposed Acquisition of the Entire Equity Interest of Animoca Brands Corporation Limited, dated November 2, 2025, by and between Currenc Group Inc. and Animoca Brands Corporation Limited (incorporated herein by reference to Exhibit 99.2 to Form 6-K (File No. 001-41079) as filed with the SEC on November 3, 2025)
8.1**	List of Subsidiaries of Currenc Group Inc.
11.1**	Insider Trading Policy
12.1**	Certification of Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Independent Registered Public Accounting Firm
101**	The following Currenc Group Inc. financial information for the Year Ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Equity and Temporary Equity, (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed.
**	Filed herewith.
+	Indicates a management or compensatory plan.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 30, 2026

CURRENC GROUP INC.

By:	/s/ Alexander King Ong Kong
Name:	Alexander King Ong Kong
Title:	Chief Executive Officer
Executive Chair of the Board
Principal Executive Officer
Dated:	April 30, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Name	Title	Date

Chief Financial Officer Director
By:	/s/ Wan Lung Eng	Principal Financial Officer	April 30, 2026
Wan Lung Eng

By:	/s/ Eng Ho Ng	Director	April 30, 2026
Eng Ho Ng

By:	/s/ Kevin Chen	Director	April 30, 2026
Kevin Chen

By:	/s/ Eric Weinstein	Director	April 30, 2026
Eric Weinstein

Item 18. Financial Statements and Supplementary Data

CURRENC GROUP INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CURRENC GROUP INC. AND SUBSIDIARIES

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Currenc Group Inc. and Subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the two-years in the period ended December 31, 2025 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two-years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainties

As disclosed in Note 2 to the consolidated financial statements, as of December 31, 2025, the Company had an accumulated deficit of $150 million and incurred a net loss of $18.5 million for the year then ended. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of these conditions and management’s plans to mitigate these conditions are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ MRI Moores Rowland LLP

We have served as the Company’s auditor since 2024.

PCAOB ID No.: 6955

Singapore

April 30, 2026

MRI Moores Rowland LLP (T14LL1146H) 72 Anson Road #07-04 Anson House, Singapore 079911 Web www.mooresrowland.sg Tel + 65 6221 6116	F-2

CURRENC GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	75,244,405	63,821,397
Restricted cash	34,713	40,742
Accounts receivable, net	1,246,471	2,115,681
Amounts due from related parties	1,024,822	560,823
Prepayments, receivables and other assets	23,471,874	20,948,216
Total current assets	101,022,285	87,486,859
Non-current assets:
Equipment, net	1,038,300	1,055,520
Right-of-use asset	199,064	349,240
Intangible assets, net	1,845,560	3,386,117
Goodwill	9,727,871	12,059,428
Deferred tax assets	232,082	342,822
Total non-current assets:	13,042,877	17,193,127
Total assets	114,065,162	104,679,986

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Borrowings	11,889,682	20,150,058
Receivable factoring	298,719	258,415
Accounts payable, accruals and other payables	63,808,933	55,329,740
Amounts due to related parties	14,077,933	67,697,074
Convertible bonds	-	1,750,000
Lease liabilities	186,554	171,909
Total current liabilities	90,261,821	145,357,196
Non-current liabilities:
Borrowings	-	-
Convertible bonds	4,599,488	-
Deferred tax liabilities	508,566	876,912
Employee benefit obligation	-	45,289
Lease liabilities	-	156,647
Other payables	44,000	-
Total non-current liabilities:	5,152,054	1,078,848
Total liabilities	95,413,875	146,436,044

Commitments and contingencies (Note 19)

Shareholders’ equity (deficit):
Ordinary shares (US$0.0001 par value; 555,000,000 shares authorized 76,611,444 and 46,527,999 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	7,661	4,653
Additional paid-in capital	143,798,595	65,638,838
Accumulated deficit	(149,954,036)	(131,522,902)
Accumulated other comprehensive income	479,625	(108,122)
Total shareholders’ deficit attributable to Currenc Group Inc.	(5,668,155)	(65,987,533)
Non-controlling interests	24,319,442	24,231,475
Total equity/(deficit)	18,651,287	(41,756,058)
Total liabilities and shareholders’ equity/(deficit)	114,065,162	104,679,986

The accompanying notes form an integral part of these consolidated financial statements.

CURRENC GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended December 31,
	2025	2024
	US$	US$

Revenue	37,813,323	46,435,412
Cost of revenue	(22,396,896)	(31,843,467)
Gross profit	15,416,427	14,591,945
Selling expenses	-	(13,408)
General and administrative expenses	(23,352,803)	(41,954,296)
Loss from operations	(7,936,376)	(27,375,759)
Finance costs, net	(3,110,279)	(8,515,214)
Other income/(loss)	(6,718,036)	(2,193,865)
Other expenses	(589,935)	(163,621)
Loss before income tax	(18,354,626)	(38,248,459)
Income tax expense	(148,934)	(578,303)
Net loss	(18,503,560)	(38,826,762)
Net loss/(income) attributable to non-controlling interests	72,426	(648,559)
Net loss attributable to Currenc Group Inc.	(18,431,134)	(39,475,321)

Loss per share, basic and diluted	(0.30)	(1.03)

Shares used in loss per share computation, basic and diluted	61,473,847	38,163,168

Other comprehensive income (loss):
Foreign currency translation adjustments	762,604	(209,531)
Total comprehensive loss	(17,740,956)	(39,036,293)
Total comprehensive income attributable to non-controlling interests	(87,967)	(649,980)
Total comprehensive loss attributable to Currenc Group Inc.	(17,828,923)	(39,686,273)

The accompanying notes form an integral part of these consolidated financial statements.

CURRENC GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

					Accumulated Other Comprehensive Loss
	Number of Shares	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Foreign currency translation adjustments	Remeasurement of post-employee benefits obligation	Total Shareholders’ Equity/(Deficit)	Non-controlling Interests	Total Equity/(Deficit)
Balance at January 1, 2024 (as adjusted)	33,980,753	3,398	29,227,005	(92,075,379)	68,551	19,815	(62,756,610)	23,613,363	(39,143,247)
Net loss	—	—	—	(39,475,321)	—	—	(39,475,321)	648,559	(38,826,762)
Foreign currency translation adjustments	—	—	—	—	(210,952))	—	(210,952)	1,421	(209,531)
Disposal of subsidiaries				27,798	—	—	27,798	—	27,798
Share-based compensation	3,964,324	396	20,869,721	—	—	—	20,870,117	—	20,870,117
Issuance of share capital (before Business Combination)	2,054,923	206	22,350,001	—	—	—	22,350,207	—	22,350,207
Business Combination and PIPE Financing	6,527,999	653	(6,807,889)	—	—	—	(6,807,236)	—	(6,807,236)
Acquisition of subsidiaries	—	—	—	—	—	—	—	(31,868)	(31,868)
Remeasurement for the year	—	—	—	—	—	14,464	14,464	—	14,464
Balance at December 31, 2024 and January 1, 2025	46,527,999	4,653	65,638,838	(131,522,902)	(142,401)	34,279	(65,987,533)	24,231,475	(41,756,058)
Net loss	—	—	—	(18,431,134)	—	—	(18,431,134)	(72,426)	(18,503,560)
Foreign currency translation adjustments	—	—	—	—	602,211	—	602,211	160,393	762,604
Share-based compensation	—	—	3,964,057	—	—	—	3,964,057	—	3,964,057
Issuance of share capital	30,083,444	3,008	74,195,700	—	—	—	74,198,708	—	74,198,708
Remeasurement for the year	—	—	—	—	—	(14,464)	(14,464)	—	(14,464)
Balance at December 31, 2025	76,611,443	7,661	143,798,595	(149,954,036)	459,810	19,815	(5,668,155)	24,319,442	18,651,287

The accompanying notes form an integral part of these consolidated financial statements.

CURRENC GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net loss	(18,503,560)	(38,826,762)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash expense for share-based compensation	3,964,057	20,869,721
Non-cash expense for share issued for service providers	561,218	1,000,000
Non-cash expense – others	5,404,719	—
Non-cash offering costs for convertible note	—	2,512,000
Non-cash finance cost for debt conversion	—	340,159
Non-cash loss on issuance of Convertible Note	599,488	—
Depreciation of equipment	495,698	525,295
Depreciation of right-of-use assets	197,043	185,107
Amortization of intangible assets	1,540,557	2,186,175
(Provision)/reversal of provision for doubtful debts	(49,329)	143,748
Impairment loss on receivables	—	3,158,042
Gain on disposal of subsidiaries	—	(21,738,102)
Goodwill impairment	2,331,557	14,941,955
Deferred income taxes	(378,351)	127,660
Loss on disposal of fixed assets	663	—
Unrealized foreign exchange loss/(gain)	779,249	(659,467)
Changes in operating assets and liabilities:
Accounts receivable	940,620	140,559
Prepayments to remittance agents	—	98,603
Amounts due to immediate holding company	1,638,815	(393,227)
Amounts due from related parties	(5,775,052)	4,183,438
Amounts due to related parties	6,080,092	(6,925,748)
Prepayments, receivables and other assets	813,664	7,980,401
Escrow money payable	—	10,386
Client money payable	—	(416,711)
Accounts payable, accruals and other payables	7,427,648	14,220,717
Lease liabilities	(204,800)	(213,709)
Net cash provided by operating activities	7,863,996	3,450,240

Cash flows from investing activities:
Purchases of property, plant and equipment	(479,034)	(576,674)
Proceed received from disposal of property, plant and equipment	596	—
Cash acquired from business combination	—	43,508
Acquisition of a subsidiary	—	(31,868)
Net cash used in by investing activities	(478,438)	(565,034)

Cash flows from financing activities:
Proceeds from borrowings	—	640,935
Repayment of borrowings	—	(221,258)
Proceeds from receivable factoring	1,697,632	2,030,659
Repayment of receivable factoring	(1,666,211)	(2,183,787)
Proceeds from convertible bonds	4,000,000	1,750,000
Net cash provided by financing activities	4,031,421	2,016,549

Net increase in cash and cash equivalents	11,416,979	4,901,755
Cash and cash equivalents, restricted cash and escrow money receivable at beginning of year	63,862,139	58,960,384
Cash and cash equivalents, restricted cash and escrow money receivable at end of year	75,279,118	63,862,139

Supplemental disclosure of cash flow information:
Income taxes paid	(324,784)	(445,530)
Interest paid	(58,143)	(1,073,407)

The accompanying notes form an integral part of these consolidated financial statements.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business

Currenc Group Inc. (the “Company”) is a limited liability company incorporated in the Cayman Islands on March 8, 2021. It is an investment holding company headquartered in Singapore.

The Company was originally a publicly traded special purpose acquisition company named INFINT Acquisition Corporation (“INFINT”) formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

The Company’s principal subsidiaries at December 31, 2025 are set out below:

			Percentage of ownership held by the Company
Company Name	Place of incorporation	Principal activities	Directly	Indirectly
Seamless Group Inc.	Cayman Islands	Investment holding	100%
Dynamic Investment Holdings Limited	Cayman Islands	Investment holding		100%
Bagus Fintech Pte. Ltd.	Singapore	Providing business center services	—	100%
CURRENC Capital Inc.	Cayman Islands	Investment holding	100%	—
CURRENC US INC.	United States	Investment holding	100%	—
CURRENC Power Inc.	Cayman Islands	Investment holding	100%	—
Seamless AI Inc.	BVI	Investment holding	—	51%
Seamless Lab Limited	Hong Kong	Development of AI call center and system integration	—	51%
CURR-ARC GP Limited	Hong Kong	Acting as General Partner of Limited Partnership Fung	—	100%
CURR-ARC AI Fund 1 LPF	Hong Kong	Limited Partnership Fund	—	100%
Tranglo Sdn. Bhd.	Malaysia	Provision of international airtime reload, international money transfer services, its related implementation, technical and maintenance services	—	60%
PT Tranglo Indonesia	Indonesia	Operating money remittance business	—	60%
PT Tranglo Solusindo	Indonesia	Providing and sourcing airtime and other related services	—	60%
Tranglo (MEA) Limited	Hong Kong	Providing and sourcing airtime and other related services	—	60%
Tranglo Europe Ltd	United Kingdom	Operating money remittance business	—	60%
Tranglo Pte. Ltd.	Singapore	Operating money remittance business	—	60%
Treatsup Sdn. Bhd.	Malaysia	Research, development and commercialisation of Treatsup application and provision of implementation, technical services and maintenance related to the application	—	60%
Dynamic Indonesia Holdings Limited	Cayman Islands	Investment holding	—	100%

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies

(a)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Currenc Group Inc. and its majority-owned subsidiaries. Non-controlling interest is recorded in the consolidated financial statements to recognize the minority ownership interest in the consolidated subsidiaries. Non-controlling interest in the profits and losses represent the share of net income or loss allocated to the minority interest holders of the consolidated subsidiaries. All intercompany transactions and balances have been eliminated in these consolidated financial statements.

(b)	Going concern

The accompanying audited consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2025, the Company had an accumulated deficit of $150 million and incurred a net loss of $18.5 million for the year then ended. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company believes that it will be able to grow the Company’s revenue base and control expenditures, there is no assurance that it will be able to achieve these goals. As a result, the Company continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed to finance the Company’s business development activities, general and administrative expenses and growth strategy.

In addition, on October 8, 2025, the Company entered into a Securities Purchase Agreement with a third party. Under the agreement, the company will have the capacity to issue aggregate principal amount of convertible promissory notes up to $33 million. As of December 31, 2025, only $4.4 million principal amount of convertible promissory notes has been issued, and $28.6 million principal amount of convertible promissory notes could be issued for extra capital.

(c)	Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Certain accounting estimates of the Company require a higher degree of judgment than others in their application. These include valuation of goodwill, provision for credit losses, impairment of long-lived assets, valuation of convertible bonds, income tax, valuation of ESOS and estimates related to lease accounting involving discount rates used in lease calculations (if estimate using incremental borrowing rate) and Lease term assumptions considering exercise of renewal or termination options. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates, and such differences may be material.

(d)	Foreign currency

Foreign subsidiaries have designated the local currency of their respective countries as their functional currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations and comprehensive loss. Non-monetary items are not subsequently re-measured.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively, from the functional currency into the US$. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity/(deficit).

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and with original maturities of three months or less when purchased.

(f)	Restricted cash

Restricted cash includes the balance in the Company’s e-wallet mobile application held by the Company on behalf of the individual e-wallet users. It is the Company’s policy to maintain approximately 110% of the amount deposited in case of immediate cash withdrawal by e-wallet users.

It also includes fixed deposits pledged to the banks as security for banking facilities granted to the Company.

(g)	Accounts receivable

Accounts receivable represents the amounts that the Company has an unconditional right to receive. The Company complies with Accounting Standards Codification (“ASC”) 326, which employs an approach based on expected losses to estimate the allowance for doubtful accounts.

To measure the expected credit losses, accounts receivable has been grouped based on shared credit risk characteristics and the days past due. For certain large customers or customers with a high risk of default, the Company assesses the risk of loss of each customer individually based on their financial information, past trends of payments and, where applicable, an external credit rating. Also, the Company considers any accounts receivable having financial difficulty or in default with significant balances outstanding for more than 60 days to be credit-impaired, and assesses the risk of loss for each of these accounts individually. The expected loss rates are based on the payment profiles of sales over a period of 12 months from the measurement date and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle their debts.

The Company has recorded a credit loss of US$386,322 and US$484,303 as of December 31, 2025 and 2024, respectively.

(h)	Equipment, net

Equipment, net is stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisitions of the fixed assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the consolidated statements of operations and comprehensive loss during the year in which they are incurred.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation of equipment is calculated using the straight-line method with no residual values over their estimated useful lives, as follows:

Office equipment	10%
Furniture and fittings	10%
Renovation	10%
Signboard	10%
Computer peripherals	33%
Electrical installation	10%
Mobile phone	33%
Motor vehicle	20%
Air conditioners	10%
Store equipment	20%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals of equipment are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statements of operations and comprehensive loss.

(i)	Intangible assets, net

Intangible assets primarily consist of acquired computer software, developed technologies and trade names and trademarks. These intangible assets are amortized over a period of 5 years, 7 years and 10 years on a straight-line basis, respectively.

(j)	Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in a business combination. The Company performs goodwill impairment test on annual basis and more frequently upon the occurrence of certain events as defined by ASC 350. Goodwill is impaired when the carrying value of the reporting units exceeds its fair value. The Company first assesses qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

The Company estimates the fair value of the reporting unit using a discounted cash flow approach. Significant management judgment and estimation are involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the reporting unit.

During the year ended December 31, 2025, the Company performed the annual assessment, determined that the goodwill associated with the Indonesian airtime was impaired, and recorded impairment charges of $2.3 million.

(k)	Impairment of long-lived assets other than goodwill

Long-lived assets such as equipment and software with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment of the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

During the year 2024, the Company have performed an impairment assessment, determined that the Intangible assets of TNGA and GEA business were impaired, and recorded impairment charges of $5.4 million.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(l)	Convertible bond

The Company accounts for convertible debt instruments in accordance with FASB ASU 2020-06, which eliminates the previous requirements to separately recognize an equity component for certain convertible instruments. All convertible debt instruments are accounted for as a single liability measured at amortized cost, unless they meet the criteria for derivative accounting under ASC 815.

Under this guidance, there is no longer a separation of liability and equity components, and therefore no allocation of proceeds to an equity component or recognition of a debt discount related to conversion features. Interest expense is recognized based on the contractual coupon rate, eliminating the additional non-cash interest expense that previously resulted from amortizing a debt discount.

If a conversion of the bonds occurs at more favorable terms than the original agreement, the Company assesses whether an inducement is present. Any incremental fair value transferred in excess of the fair value of the original securities or consideration issuable is recognized as a debt conversion expense.

(m)	Fair value of financial instruments

ASC 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1 —	Observable inputs such as quoted prices in active markets.
Level 2 —	Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active.
Level 3 —	Unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

ASC 825-10 “Financial Instruments” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company elected to apply the fair value option to its PIPE Convertible Notes described in Note 14, Convertible bonds and notes. These financial liabilities were initially measured at its issue-date fair value and is subsequently remeasured at fair value on a recurring basis at each reporting period date. The Company elected to present the fair value and the accrued interest component separately in the statements of operations. Changes in fair value of debt presented in the “Other income” or “Other expenses” line item under other income in the statements of operations.

The Company estimates the fair value of its Convertible Notes using the Income Approach (Binomial Option Pricing Model). The fair value measurement incorporates both observable and unobservable inputs, classified as Level 3 within the fair value hierarchy.

The Convertible Notes were initially recognized on October 8, 2025, upon issuance.

As of October 8, 2025, and December 31, 2025, the key assumptions used in the valuation were as follows:

Key Assumptions	October 8, 2025	December 31, 2025
Stock Price (USD)	1.73	1.79
Risk-Free Rate (%)	3.517	3.413
Volatility Rate (%)	118.87	122.11
Bond Yield (%)	15.87	20.40

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value derived from the Binomial Option Pricing Model reflected changes in market conditions, including fluctuations in stock price, volatility, and credit risk. While the valuation as of December 31, 2025, incorporated updated assumptions, the resulting change in fair value was determined to be negligible.

Given the immaterial impact of the valuation changes on the financial statements, management has determined that no adjustment is necessary to the fair value of the Convertible Notes from the initial recognition date (October 8, 2025) through year-end (December 31, 2025).

(n)	Revenue recognition

The Company complies with ASC 606, Revenue from Contracts with Customers.

Revenue from contracts with customers is measured based on the consideration specified in a contract with a customer in exchange for transferring goods or services to a customer net of sales and service tax, returns, rebates and discounts. The Company recognizes revenue when (or as) it transfers control over a product or service to its customer. An asset is transferred when (or as) the customer obtains control of the asset. Depending on the substance of the contract, revenue is recognized when the performance obligation is satisfied, which may be at a point in time or over time.

Contract assets represent the Company’s right to consideration for performance obligations that have been fulfilled but for which the customer has not been billed as of the balance sheet date.

Remittance services revenue

Revenue from contracts with customers on service charges and gain/loss on foreign exchange arising from remittance activities are recognized upon the processing and execution of the international money transfer transactions. Remittance services are further divided into Fiat Currency Prefunded Remittance Service and XRP Prefunded Remittance Service. Management has considered these two services to be two line of products.

The customers of the remittance services are financial institutions (referred to as “Remittance Partners”). Remittance Partners who use the fiat currency prefunding option for their remittance business with the Company are referred to as Fiat Currency Prefunded Remittance Partners, whereas customers who choose the XRP Prefunding mode are referred to as XRP Prefunded Remittance Partners.

Fiat Currency Prefunded Remittance Service

The Company earns revenue by charging their customers a Fiat Currency Prefunded Remittance Fee when they use the Company’s platform to transfer money to a beneficiary in another country. These Fiat Currency Prefunded Remittance Fees are fixed and specific for every country’s currency and are charged at the point-in-time of executing this performance obligation. Prior to delivering cash to the customer’s beneficiary, the customer must directly provide the Company with prefunding (i.e., the cash to be remitted to the beneficiary). This is the traditional prefunding process, which the Company describes as Fiat Currency Prefunded Remittance Service.

XRP Prefunded Remittance Service

Unlike the Fiat Currency Prefunded Remittance Service, the customer obtains prefunding through Ripple Solution offered by Ripple Lab Inc. (see Note 18) with the XRP Prefunded Remittance Service. Ripple supplies the customer with the XRP equivalent of the requested prefunding. The Company subsequently liquidates this XRP on Ripple’s behalf, and the fiat currency obtained as a result of the liquidation process is transferred to the customer’s beneficiary. Customers who prefund their remittance service with XRP must enter into an agreement with Ripple and undergo stringent credit checks in order to get XRP prefunding and use Ripple’s platform. The Company charges their customers an XRP Prefunded Remittance Service Fee when the money is transferred to the customer’s beneficiary.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For both the XRP Prefunded and Fiat Currency Prefunded Remittance Services, the Company has no obligations to the Customer in terms of guarantees, warranties or other similar obligations. There are also no significant payment terms involved as the Company obtains their fees shortly after charging their customers.

Sales Walletku Modern Channel

Revenue from the sale of goods is recognized at the point in time when the Company satisfies its performance obligation, which is upon delivery of the goods to customer. The credit terms are typically 3-7 days.

Sales of airtime

Revenue from airtime sold is recognized when the relevant international airtime transfer or reload request is processed and executed.

Other services

Revenue from contracts with customers on other services is recognized as and when services are rendered.

(o)	Cost of revenue

Costs of revenues consist primarily of agency handling fees, top-up service fees paid to convenience stores, handling charges to banks and credit card providers, amortization of the intangible assets of acquired computer software, developed technologies, cost of digital - pulses, data packages, game vouchers, bill payment, SIM Cards (starter pack) and airtime balance.

(p)	Advertising and Promotion Costs

Advertising and promotion costs are expensed when incurred and are included in general and administrative expenses. The total amount of advertising and promotion costs recognized were US$40,637 and US$956,471 for the years ended December 31, 2025 and 2024, respectively.

(q)	Leases

According to ASC 842, Leases, lessees are required to record a right-of-use asset and lease liabilities for operating leases. At the lease commencement date, a lessee should measure and record the lease liability equal to the present value of scheduled lease payments discounted using the rate implicit in the lease or the lessee’s incremental borrowing rate, and the right-of-use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right-of-use asset and record interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance.

The Company has elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

(r)	Employee benefit expenses

The Company’s costs related to the staff retirement plans (see Note 15) are charged to the consolidated statements of operations and comprehensive loss as incurred.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(s)	Income tax

Income taxes are recorded in accordance with ASC 740, Income Taxes, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or its tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized in the foreseeable future.

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. Interest and penalties from tax assessments, if any, are included in income taxes in the statements of operations and comprehensive loss. The Company believes it does not have any uncertain tax positions through the years ended December 31, 2025 and 2024, respectively, which would have a material impact on the Company’s consolidated financial statements.

(t)	Earnings per share

Basic earnings per share is calculated by dividing the net loss by the weighted average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities.

Diluted net earnings per share is calculated by dividing the net loss by the weighted average number of ordinary shares and potentially dilutive securities outstanding for the period. If there is a loss, potentially dilutive securities are not considered, as they would be anti-dilutive.

The following tables provide the calculation of basic and diluted net loss per ordinary share for the year ended December 31, 2025, and December 31, 2024:

	Year ended December 31,
	2025	2024

Numerator:
Net loss	$(18,431,134)	$(39,475,321)

Denominator:
Weighted average ordinary shares outstanding	61,473,847	38,163,168

Basic and diluted net (loss) per share	$(0.30)	$(1.03)

The following table conveys the number of shares that may potentially be dilutive ordinary shares in the future. The holders of these shares do not have a contractual obligation to share in the Company’s losses. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share:

	December 31, 2025	December 31, 2024

Warrants	17,277,831	17,796,765
Convertible bonds (treasury stock method)	2,378,378	244,515

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(u)	Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding. All of the Company’s warrants have met the criteria for equity treatment (see Note 20, Shareholders’ Equity (Deficit), for additional information).

(v)	Segments

As the chief operating decision-maker (“CODM”) of the Company, the Chief Executive Officer reviews the financial results when making decisions about allocating resources and assessing the performance of the Company. The Tranglo Sdn BHD and related subsidiaries (“Tranglo”) and PT Walletku Indompet Indonesia (“Walletku”) are all considered operating segments. These have been aggregated into two reportable segments, which are remittance services and sales of airtime, as described in Note 18. Other services are not assigned to a specific reportable segment as their results of operations are immaterial.

The remittance segment is operated through Tranglo. Tranglo operates the remittance hub covering Southeast Asia and globally, which in the downstream segment of the remittance business. Management operates, monitors and evaluates the whole remittance business so as to create maximum value for the Company.

The Company operates the airtime segment via its international airtime transfer business through Tranglo and its retail airtime trading business locally in Indonesian through WalletKu. As with the remittance segment, management believes maximum synergy and business value can best be achieved by aggregating and managing the airtime business through these two subsidiaries.

(w)	Share capital

The Company has only one class of common shares authorized, issued and outstanding.

(x)	Related parties

Entities are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

(y)	Concentrations of credit risk

The Company is potentially subject to significant concentration of credit risk arising primarily from cash and cash equivalents, short-term investments, restricted cash, escrow money receivable, deposits, other receivables and amounts due from related parties.

As of December 31, 2025, a majority of the Company’s cash and cash equivalents and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full, as these deposits are not insured. The Company continues to monitor the financial strength of the financial institutions.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s major concentration of credit risk relates to the amounts owing by four customers (2024: four customers) which constituted approximately 56.4% (2024: 64.9%) of its accounts receivable as of December 31, 2025.

The Company has not experienced any losses on its cash and cash equivalents, short-term investments, deposits, other receivables and amounts due from related parties during the year ended December 31, 2025 and 2024 and believes its credit risk to be minimal.

The Company does not require collateral or other security to support instruments subject to credit risk.

(z)	Share-based compensation

The Company accounts for share-based payments in accordance with ASC Topic 718 “Compensation – Stock Compensation” (“ASC 718”), under which the fair value of awards issued to employees is expensed over the period in which the awards vest.

2018 Equity Incentive Plan and 2022 Incentive Plan

Seamless had an incentive plan approved and adopted on September 13, 2018, namely the 2018 Equity Incentive Plan. Under the 2018 Equity Incentive Plan, a total of 2,591,543 restricted stock units (“RSUs”) and 978,397 options with an exercise price of $12.87 had been awarded to certain directors and employees. All RSUs and options granted under the 2018 Incentive Plan had not been vested. The 2018 Incentive Plan was later terminated on July 29, 2022 and replaced by the new 2022 Incentive Plan. All previous awarded RSUs and options under the 2018 Incentive Plan were voided. Under the 2022 Incentive Plan, a total of 5,803,000 Seamless shares were reserved and granted to employees of Seamless.

All shares granted under the 2022 Incentive Plan will be vested upon (i) the completion of an IPO or (ii) the completion of a de-SPAC merger, with such vesting occurring upon the Closing of the Business Combination on August 30, 2024. The Incentive shares will then be vested under a trust, with 3,964,324 ordinary shares (part of the 40,000,000 Exchange Consideration Shares) being placed in trust upon the Closing of the Business Combination. The trustee will distribute the vested shares based on vesting schedules. Shares will be vested upon meeting of the vesting conditions: (i) immediately upon the vesting of Incentive shares at the time of completion of IPO or de-SPAC, (ii) on the first anniversary date thereafter, (iii) on the second anniversary date thereafter.

As of December 31, 2025, 2,896,854 vested shares have been distributed to the staff, while 1,067,470 vested shares remain in trust. Fair value of the outstanding unvested shares to employee are $3,143,529.6

The Company estimates the fair value of awards using a Income Approach (Finnerty method). The Company accounts forfeitures as they occur. For the awards granted on July 29, 2022, the following assumptions were used in the model:

Expected Volatility (39.84% to 43.74%)

Expected Dividend Yield (0%)

Expected Time to Liquidity (0.92 years to 2.92 years)

Exercise Price ($Nil)

Stock price at grant date ($6.55)

Weighted Average Fair Value of 1 Share ($5.73)

The fair value of the awards granted on July 29, 2022 is $29,376,811, after accounting for the forfeiture of 1,578,460 shares as of December 31, 2025.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the awards granted on August 21, 2024, the following assumptions were used in the model:

Expected Volatility (26.65% to 42.32%)

Expected Dividend Yield (0%)

Expected Time to Liquidity (0.03 years to 2.03 years)

Exercise Price ($Nil)

Stock price at grant date ($6.22)

Weighted Average Fair Value of 1 Share ($5.75)

On August 30, 2024, Seamless has re-granted 466,573 shares out of the forfeited shares mentioned above. The fair value of the awards granted on August 30, 2024 is $2,695,334.

2024 Equity Incentive Plan

Currenc had an incentive plan approved and adopted in 2025, namely the 2024 Equity Incentive Plan. Under the 2024 Equity Incentive Plan, there would be 4,636,091 shares available for the Company to issue.

As at December 31, 2025, a total of 580,320 restricted stock units (“RSUs”) and 4,000,000 options with an exercise price of $1.94 had been granted to certain directors and employees.

During the year ended December 31, 2025, 424,659 restricted stock units has been vested. The fair value of the RSU granted and vested in 2025 is $404,989.

The restricted stock units has been placed in the trust. The trustee will distribute the vested shares based on vesting schedules. Shares will be vested upon meeting of the vesting conditions: (i) completion of service periods, (ii) the proposed transaction is consummated.

The Company estimates the fair value of awards of share options using a Binomial options pricing model . The Company accounts forfeitures as they occur. For the share options granted in 2025, the following assumptions were used in the model:

Expected Volatility (45.74% to 48.35%)

Risk Free rate (3.51% to 4.06%)

Expected Dividend Yield (0%)

Expected Time to Liquidity (3.58 to 9.89 years)

Exercise Price ($1.94)

Stock price at grant date ($1.76)

Weighted Average Fair Value of 1 Share ($0.56)

2025 Equity Incentive Plan

Currenc had an incentive plan approved by the Board and adopted, subject to shareholder approval, on November 7, 2025, namely the 2025 Equity Incentive Plan. The 2025 Equity Incentive Plan was approved by shareholders on February 25, 2026. Under the 2025 Equity Incentive Plan, there would be 10,000,000 shares available for the Company to issue.

As at December 31, 2025, a total of 5,000,000 options with an exercise price of $1.94 had been granted to certain directors and employees.

Share options will be vested upon meeting of the vesting conditions: (i) the proposed transaction is consummated.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company estimates the fair value of awards of share options using a Binomial options pricing model. The Company accounts forfeitures as they occur. For the share options granted in 2025, the following assumptions were used in the model:

Expected Volatility (46.87%)

Risk Free rate (4.06%)

Expected Dividend Yield (0%)

Expected Time to Liquidity (9.89 years)

Exercise Price ($1.94)

Stock price at grant date ($1.76)

Weighted Average Fair Value of 1 Share ($0.89)

Share-based compensation expense of $3,456,420, $912,625 and $nil were recognized for 2022 Incentive Plan, 2024 Incentive Plan and 2025 Incentive Plan under General and administrative expenses for the year ended December 31, 2025. Compensation are measured based on the fair value of awards developed from using a Binomial options pricing model.

(aa)	Other income and expenses

The Company accounts for gain or loss from exchange differences in other income and expenses.

(bb)	Business combination

The Company accounts for business combinations using the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations”. Acquisition method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets, and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Statement of Operations and Comprehensive Loss.

(cc)	Prefunding to remittances partner

Prefunding to remittance partner represents deposits made with such a partner for remittance services to be rendered by the partner in the future. The prepayments are utilized when a remittance order is executed by the partner and the resulting amount of the order is deducted from the balance with the partner.

We allow our remittance partners to prefund their balance through cryptocurrencies. These cryptocurrencies are mainly XRP. Ripple provides the XRP upon request to the Company and our remittance partners. Under applicable accounting standards, we are an agent when facilitating cryptocurrency transactions on behalf of our customers. These cryptocurrencies are held under a bailment arrangement in an account in the Company’s name on behalf of our business partner but they are not Seamless’s assets and therefore, are not reflected as cryptocurrency assets on our consolidated balance sheets . Although the Company does not control the XRP in the bailment account, we are responsible for safeguarding the XRP in the bailment account.

Independent Reserve SG Pte Ltd (“Independent Reserve”), Philippine Digital Asset Exchange (“Pdax”), Betur, Inc. (“Coins.ph”) and Bitstamp Global Limited (“Bitstamp”) (collectively, the “Cryptocurrency Exchanges”) are centralized crypto exchanges which keep the cryptographic keys for each respective XRP wallet and provide the Company with its respective API access keys. The Company is the only party that holds the API access keys that grant it direct access to its XRP wallet maintained on the respective Cryptocurrency Exchange. The Cryptocurrency Exchanges maintain records of all assets deposited by its users and send statements to the Company. The Company reconciles its internal ODL transaction records to the statements received from the Cryptocurrency Exchanges to ensure that these are accurate. The Company has an obligation to protect the API access keys from being abused or stolen. The Company is responsible for any damages caused by loss or theft.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dd)	Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

Staff Accounting Bulletin 121 (Bulletin)

On January 23, 2025, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 122, which rescinds SAB No. 121. Under SAB 121, entities that safeguard crypto-assets for platform users were required to recognize a corresponding liability and asset for those obligations. SAB 122 eliminates this requirement and must be applied retrospectively for all periods presented.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the changes and has determined that the related impacts were material to previously presented financial statements.

The following tables summarize the effect of the restatement on each financial statement line item as of the date, and for the periods indicated.

	December 31, 2024
	Previously Reported	Adjustments	As Restated
	US$	US$	US$
Consolidated Balance Sheets as of December 31, 2024
Prepayments, receivables and other assets	24,738,392	(3,790,176)	20,948,216
Accounts payable, accruals and other payables	59,119,916	(3,790,176)	55,329,740

Disaggregation of Income Statement Expenses (ASC 220)

In November 2024, the FASB issued ASU No. 2024-03, “Disaggregation of Income Statement Expenses.” This ASU requires additional disaggregation of certain expenses within the footnotes to the financial statements. This ASU is effective for the firm for annual periods beginning in January 2027, and interim periods beginning in January 2028 under a prospective approach. Early adoption and retrospective application is permitted. Since this ASU only requires additional disclosures, adoption of this ASU will not have an impact on the firm’s financial condition, results of operations or cash flows.

Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASC 326)

In July 2025, the FASB issued ASU No. 2025-05, “Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This ASU simplifies the estimation of credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, “Revenue from Contracts with Customers,” by providing companies an option to assume that the conditions as of the balance sheet date will remain unchanged for the remaining life of these assets while estimating expected credit losses. This ASU is effective for the firm beginning in January 2026 under a prospective approach. Adoption of this ASU will not have a material impact on the firm’s financial condition, results of operations or cash flows.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Accounts receivable, net

	December 31,
	2025	2024
	US$	US$

Accounts receivable	1,632,793	2,599,984
Expected credit losses	(386,322)	(484,303)
	1,246,471	2,115,681

The movements in allowance for credit losses are as follows:

	December 31,
	2025	2024
	US$	US$

Balance at the beginning of year	484,303	187,462
Additional for the year	11,200	296,841
Written-off/Reversal	(60,530)	-
Translation adjustment	(48,651)	-
Balance at the end of year	386,322	484,303

4	Prepayments, receivables and other assets

	December 31,
	2025	2024
	US$	US$

Contract asset	4,871,564	3,454,309
Other financial assets (Note 13)	3,391,855	-
Other receivables	88,999	89,029
Prefunding to remittances partner	11,980,454	13,829,321
Deposits	336,033	316,872
Goods and services tax/ Value-added tax recoverable	31,502	27,680
Prepayments	1,051,671	1,259,527
Airtime stock	571,432	498,728
Inventory	30,514	89,111
Current tax recoverable	242,787	297,323
Others	875,063	1,086,316
	23,471,874	20,948,216

Inventory refers to resalable prepaid balance made to supplier on airtime, data package and phone cards.

Movement of contract assets are as follows:

	December 31,
	2025	2024
	US$	US$

As at January 1	3,454,309	6,888,954
Rights of consideration for service rendered but not billed	1,417,255	2,231,155
As at December 31	4,871,564	3,454,309

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Equipment, net

Equipment, net as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
	US$	US$

Office equipment	378,149	427,479
Furniture and fittings	162,604	160,334
Renovation	153,408	306,218
Signboard	2,195	2,195
Computer peripherals	2,829,101	2,458,627
Electrical installation	45,800	46,492
Mobile phone	1,338	1,934
Motor vehicle	12,586	14,536
Air conditioners	7,150	8,367
Total	3,592,331	3,426,182
Less: accumulated depreciation	(2,554,031)	(2,370,662)
Equipment, net	1,038,300	1,055,520

Depreciation expenses of US$495,699 and US$446,485 were recorded in general and administrative expenses for the years ended December 31, 2025 and 2024, respectively.

6	Intangible assets, net

Intangible assets, net as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
	US$	US$

Developed technologies	5,853,354	5,853,354
Trade names and trademarks	7,043,640	7,043,640
Total	12,896,994	12,896,994
Less: accumulated amortization	(11,051,434)	(9,510,877)
Intangible assets, net	1,845,560	3,386,117

Amortization expenses of US$Nil and US$1,540,557 were recorded in cost of revenue and general and administrative expenses respectively, for the year ended December 31, 2025.

Amortization expenses of US$956,956 and US$1,614,741 were recorded in cost of revenue and general and administrative expenses respectively, for the year ended December 31, 2024.

As of December 31, 2025, the estimated future amortization expense for each of the next five years and thereafter was as follows:

Amortization
US$
For the year ending December 31,
2026	1,540,557
2027	305,003
2028	—
Thereafter	—
Total	1,845,560

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 were as follows:

	Goodwill
	Gross	Impairment	Net
	US$	US$	US$

Balance as of January 1, 2024	27,001,383	-	27,001,383
Goodwill impairment during the year	-	(14,941,955)	(14,941,955)
Balance as of December 31, 2024 and January 1, 2025	27,001,383	(14,941,955)	12,059,428
Goodwill impairment during the year	-	(2,331,557)	(2,331,557)
Balance as of December 31, 2025	27,001,383	(17,273,512)	9,727,871

During the year ended December 31, 2025, Currenc Group Inc. recognized a goodwill impairment loss of $2.3 million related to the Airtime reporting unit. The impairment was primarily driven by the deterioration of business performance of Walletku. The impairment was identified following the annual goodwill impairment testing. The Walletku reporting unit’s financial performance had significantly underperformed expectations due to limited growth in Indonesian market. In addition, the reporting unit’s forecasted growth rates were revised based on current market conditions and customer trends.

The goodwill impairment loss recognized was $2.3 million . The fair value of the reporting unit was determined using discounted cash flow (DCF) approach. The DCF method involved projecting the future cash flows of the Walletku reporting unit over a 5-year period and applying a discount rate of 12.9%.

Discount rate: 12.9%

	Walletku Digital	Walletku Indosat
Revenue growth rate:	-50% to 0%	30% to 11%
Operating gross profit margin	2.1%	8.9%

During the year ended December 31, 2024, the Company performed the annual assessment, determined that the goodwill associated with the Indonesian airtime business was impaired, and recorded impairment charges of $14.9 million.

During the year ended December 31, 2024, Currenc Group Inc. recognized a goodwill impairment loss of $5.4 million related to the Airtime reporting unit. The impairment was primarily driven by the deterioration of business performance of Walletku. The impairment was identified following the annual goodwill impairment testing. The Walletku reporting unit’s financial performance had significantly underperformed expectations due to limited growth in Indonesian market. In addition, the reporting unit’s forecasted growth rates were revised based on current market conditions and customer trends.

The goodwill impairment loss recognized was $5.4 million . The fair value of the reporting unit was determined using discounted cash flow (DCF) approach. The DCF method involved projecting the future cash flows of the Walletku reporting unit over a 5-year period and applying a discount rate of 16.0%.

The fair value of the Walletku reporting unit was determined using a Level 3 inputs (e.g., projected cash flows, discount rate). The fair value measurement incorporated unobservable inputs, including:

Discount rate: 16%

	Walletku Digital	Walletku Indosat
Revenue growth rate:	0%	4 to 11%
Operating gross profit margin	2.1%	9.9%

During the year ended December 31, 2024, Currenc Group Inc. recognized a goodwill impairment loss of $9.5 million related to the Remittance reporting unit. The impairment was primarily driven by the slow down of business growth of Tranglo. The impairment was identified following the annual goodwill impairment testing. The reporting unit’s forecasted growth rates were revised based on current market conditions and customer trends.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The goodwill impairment loss recognized for 2024 was $9.5 million. The fair value of the reporting unit was determined using discounted cash flow (DCF) approach. The DCF method involved projecting the future cash flows of the Tranglo reporting unit over a 5-year period and applying a discount rate of 15.2%.

The fair value of the Tranglo reporting unit was determined using a Level 3 inputs (e.g., projected cash flows, discount rate). The fair value measurement incorporated unobservable inputs, including:

Discount rate: 15.2%

	Tranglo Remittance	Tranglo Airtime
Revenue growth rate:	4.5% to 9.8%	-10% to 0%
Operating gross profit margin	67.6%	13.9%

These inputs were derived from management’s internal forecasts and expectations, with adjustments for external market conditions.

8	Leases

The Company entered into operating leases for computer peripherals and office properties in Malaysia and Indonesia. The leases in Malaysia included an option to renew for a one year term. None of the renewal options have been included in the measurement of the leases.

The Company also entered into finance lease for computer peripherals.

Right-of-use assets and lease liabilities, as of December 31, 2025 and 2024, are as follows:

	Financial Statement	December 31,
	Line Items	2025	2024
		US$	US$

Right-of-use assets:
Operating lease	Right-of-use assets	199,064	349,240
Total right-of-use assets		199,064	349,240

Lease liabilities:
Current liabilities
Operating lease	Current portion of lease liabilities	186,554	171,909
		186,554	171,909

Non-current liabilities
Operating lease	Other payables	-	156,647
		-	156,647

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of lease costs are as follows:

	Years ended December 31,
	2025	2024
	US$	US$

Operating lease costs	669,840	644,730
Short-term lease costs	78,114	82,596
Finance lease costs:
Depreciation	-	-
Interest on finance lease liabilities	-	-
Total lease costs	747,954	727,326

Other information related to leases is as follows:

	Years ended December 31,
	2025	2024
	US$	US$

Weighted Average Remaining Lease Term
Operating lease	11	16.5
Weighted Average Discount Rate
Operating lease	8.4%	8.6%

Cash flows related to leases are as follows:

	Years ended December 31,
	2025	2024
	US$	US$

Cash flows from operating activities:
Payments for operating lease liabilities	219,800	213,708
Cash flows from financing activities:
Principal payments on finance lease obligation	-	-
Supplemental Cash Flow Data:
Right-of-use assets obtained in exchange for new operating lease obligations	15,000	388,020

Future minimum lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

Operating lease
US$

For the year ending December 31,
2025	193,314
2026	-
193,314
Less: imputed interest	(6,760)
Total lease liabilities	186,554

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Borrowings

	December 31,
	2025	2024
	US$	US$

Short-term borrowings (i)	7,549,296	7,565,887

Long-term borrowings (ii)	1,150,386	3,684,171
Less: current maturities	(1,150,386)	(3,684,171)
Non-current maturities	-	-

(i)	As of December 31, 2025 and 2024, the Company had several unsecured short-term loans from independent third parties which were repayable within one year and charged interest rates ranging from Nil to 24.0% and Nil% to 24.0% per annum, respectively. As of December 31, 2025 and December 31, 2024, the weighted average interest rate of these borrowings was 18.6% and 13.7% per annum, respectively. The borrowings are denominated in Hong Kong Dollar (“HK$”) and United States Dollar (“US$”).

(ii)	As of December 31, 2025, the Company obtained several unsecured long-term loans for two to five years. Interest rates ranged from 12.0% to 15.0% per annum, respectively. As of December 31, 2025, the weighted average interest rate of these borrowings was 12.6% per annum. The borrowings are denominated in HK$ and US$.

As of December 31, 2025, the Company did not obtained loans from members of management of the Company.

As of December 31, 2024, the Company obtained loans from two members of management of the Company.

A loan of HK$12.3 million (equivalent to US$1.6 million) has been provided by Mr. Alexander Kong, the Chairman, at an interest rate of 12% per annum. Another loan of HK$3.6 million (equivalent to US$0.5 million) has been provided by Dr. Ronnie Hui, the Chief Executive Officer, at an interest rate of 12% per annum.

As of December 31, 2025, loans of US$7.9 million were guaranteed by Mr. Alexander Kong (2024: US$7.9 million).

Interest expense during the year ended December 31, 2025 and 2024 was US$2,470,891 and US$8,515,214, respectively.

In connection with the Business Combination, the Company executed several unsecured promissory notes on August 30, 2024:

(i) Promissory Notes to Third Parties

On August 30, 2024, the Company issued unsecured promissory notes for approximately $5.7 million to EF Hutton to settle the balance of deferred underwriting fees and approximately $3.2 million to Greenberg Traurig to settle the balance of legal fees.

Promissory Notes to EF Hutton LLC principal was originally $5.7 million and was historically entered into with EF Hutton LLC as the arranging party. Subsequent to the initiation of related legal proceedings, D. Boral Capital LLC (f/k/a EF Hutton LLC) became the legal and economic counterparty, acting as the plaintiff in the litigation and the counterparty to the settlement agreement dated June 30, 2025.

Under the settlement agreement dated June 30, 2025, the parties agreed to a settlement amount of $5.5 million, representing a $200,000 reduction from the original claim. The settlement is payable in five installments through November 30, 2025. The related litigation was withdrawn on July 1, 2025.As of December 31, 2025, the outstanding balance of $2.1 million represents unpaid amounts under the settlement obligation with D. Boral Capital LLC (f/k/a EF Hutton LLC).

Promissory Notes to Greenberg Traurig originally $3.2 million. It was subsequently amended and restated on July 18, 2025, reducing the principal balance to $1.6 million and establishing a revised repayment schedule through November 28, 2025. In 2025, payment amounting to $0.5 million was made, with remaining balance outstanding as at December 31, 2025 of US$1.1 million. As at year end, in view of the default provisions that was triggered, promissory note has the right to accelerate payment and seek judgment in the original principal amount of $1.1 million, but none of it has been raised.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2026, Currenc and Greenberg Traurig has entered into a Settlement Agreement to Release to fully resolve all disputed claims, counterclaims, and obligations under the promissory note. The principal balance is also further reduced to $0.1 million. Final settlement of $0.1 million is made on March 10, 2026.

On August 30, 2024, the Company issued a promissory note to the Sponsor for $603,623, replacing the existing unsecured promissory note with an outstanding amount of $325,000 dated September 13, 2023, for financing working capital expenses. As of December 31, 2025, the new promissory note had an outstanding balance of $603,623.

The promissory notes to third parties and related party do not bear interest, and the principal balances are payable in equal monthly installments over terms of less than one year. The notes are subject to customary events of default and financing closure above a certain threshold, which, if triggered, would cause the unpaid principal balance and all other sums payable under the notes to become immediately due and payable.

The fair value of the Company’s notes approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

As of December 31, 2025, the long-term borrowings will be due according to the following schedule:

Principal amounts
US$
For the year ending December 31,
2025	1,150,386
2026	-
2027	-
Total	1,150,386

The carrying values of short-term borrowings approximate their fair values due to their short-term maturities. The Company’s long-term borrowing are subject to both fixed and floating interest rates. The carrying values of each type of these borrowings approximate their fair values as the interest rates reflect the rates offered to other entities with similar characteristics to Seamless.

10	Receivables factoring

The receivables factoring facility represents an interest-bearing loan for an amount of US$298,719 (2024: US$258,415) based on terms and conditions set out in the facility agreement dated January 10, 2019 and further revised on April 22, 2021. The loan is secured, bears an effective interest rate of 9.6% (2024: 9.8%) per annum calculated on a daily rest basis at the end of the reporting period. Principal and interest are to be repaid within 30 to 120 (2024: 120) days from the date of each invoice.

The weighted average interest rate as of December 31, 2025 and 2024 was 9.6% and 9.8% per annum, respectively. Interest expense during the years ended December 31, 2025 and 2024 was US$33,912 and US$57,068, respectively.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Accounts payable, accruals and other payables

Accounts payable, accruals and other payables consisted of the following:

	December 31,
	2025	2024
	US$	US$

Accounts payable	10,943	13,701
Other financial liabilities (Note 13)	3,946,950	-
Accruals	6,407,936	5,870,005
Prefunding from remittance customers	45,315,191	44,259,266
Prefunding from airtime customers	595,904	671,214
Accrued interest	5,967,992	3,824,009
Tax payable	157,193	155,641
Other payables	1,406,824	535,904
	63,808,933	55,329,740

12	Convertible bonds

	December 31,
	2025	2024
	US$	US$

Convertible Promissory Note - A	-	1,750,000
Convertible Promissory Note - B	4,599,488
Net carrying amount	4,599,488	1,750,000
Less: maturing within one year	-	-
Mature after one year	4,599,488	1,750,000

Convertible Bond

Private investment in public equity (“PIPE”) Financing

On August 30, 2024, the Company entered into a Convertible Note Purchase Agreement (“Note Purchase Agreement”) with the PIPE Investor (the “Noteholder”), pursuant to the terms of the agreement, the Company issued to the Noteholder the following: (i) 400,000 Currenc ordinary shares of as a commitment fee (“Commitment Shares”, (ii) a Convertible Promissory Note with principal amount of $1,944,444, and (iii) 136,110 Warrants to buy 136,110 Currenc ordinary shares with an exercise price of $11.50 per share. In exchange for the issuances of the Commitment Shares, the Convertible Promissory Note and Warrants, the Company received from the Noteholder proceeds of $1,750,000.

On issuance, the Convertible Promissory Note had a fair value of $1,750,000 and matures on the eighteen-month anniversary date of the issuance of such convertible promissory note (“Maturity Date”) and bears interest at a rate of 12% per annum. This interest is due in either cash or stock quarterly on each March 31, June 30, September 30, and December 31, of each year commencing August 31, 2024. In case of an event of default, the outstanding principal and any accrued but unpaid interest will become immediately repayable.

The Convertible Promissory Note is convertible by the Noteholder at any time prior to the Maturity Date at $10.00 per Ordinary Share (“Conversion Rate”). The Company also has the right to convert the Convertible Promissory Note at any time prior to the Maturity Date at 105% of the Conversion Rate. The Company has the right to prepay the Convertible Promissory Note in full at any time for 120% of total outstanding balance after providing at least thirty (30) Business Days advance written notice of such intent.

The fair value of the 400,000 Commitment Shares amounted to $2,512,000, which is expensed upon issuance as a cost of debt carried at fair value with an offsetting increase to equity.

As of December 31, 2024, the Convertible Promissory Note had a fair value of $1,750,000. See Note 2(l), Fair value measurement, for further details surrounding the fair value assumptions. The principal amount of $1,944,444 is still outstanding as of December 31, 2024, as no repayments were made during the period ended December 31, 2024.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 4, 2025 Currenc has initiated the conversion of all outstanding principal of the note and accrued interest to shares of the company and subsequently completed the conversion at June 27, 2025. Principal and accrued interest totaling of $2,022,435 has been converted into 1,027,996 shares of the company, at a conversion price of $2 per share for principal part and $1.40 per share for accrued interest part. The whole amount has been converted from liabilities to equity and no gain or loss was recognized on extinguishment. Derecognition of the liabilities has been recorded as Common stock and additional paid in capital.

The 136,110 Warrants expire at the earlier of five years from issuance and the liquidation of the Company, as defined in the Warrant Agreement. The warrant is treated as an equity instrument based on terms in the Warrant Agreement. The proceeds received for this transaction are allocated first to the Convertible Promissory Note and any residual proceeds are allocated to the Warrant.

Upon the issuance of Convertible Promissory Note and Warranty, cash of $1,750,000 was received. Convertible Promissory Note has a fair value of $2,000,000 and the Warrants were allocated a value of zero on issuance.

The Company estimates the fair value of its PIPE Convertible Notes using the Income Approach (Binomial Option Pricing Model). The fair value measurement incorporates both observable and unobservable inputs, classified as Level 3 within the fair value hierarchy.

The PIPE Convertible Notes were initially recognized on August 31, 2024, upon issuance.

As of August 31, 2024, and December 31, 2024, the key assumptions used in the valuation were as follows:

Key Assumptions	August 31, 2024	December 31, 2024
Stock Price (USD)	6.28	1.80
Risk-Free Rate (%)	4.11	4.09
Volatility Rate (%)	36.86	47.23
Bond Yield (%)	15.55	13.90

The fair value derived from the Binomial Option Pricing Model reflected changes in market conditions, including fluctuations in stock price, volatility, and credit risk. While the valuation as of December 31, 2024, incorporated updated assumptions, the resulting change in fair value was determined to be negligible.

Given the immaterial impact of the valuation changes on the financial statements, management has determined that no adjustment is necessary to the fair value of the PIPE Convertible Notes from the initial recognition date (August 31, 2024) through year-end (December 31, 2024).

Convertible note issuance

The Company assessed the embedded conversion features and related warrants under ASC 470-20 and ASC 815 and concluded no bifurcation was required and the warrants qualify for equity classification; accordingly, no derivative liability was recognized and no subsequent remeasurement is required.

On October 8, 2025, the Company entered into a Convertible Note Purchase Agreement (“Note Purchase Agreement”) with the Investor (the “Noteholder”), pursuant to the terms of the agreement, the Company may issue, in up to four (4) closings, unsecured convertible promissory notes (the “Notes”) and ordinary share purchase warrants (the “Warrants”) for an aggregate purchase price of up to $30,000,000. The aggregate principal amount of the Notes issuable across all closings is up to $33,000,000.

At the initial closing on October 8, 2025 (the “Initial Closing”), the Company issued to the Investor (a) a Note with a principal amount of $4,400,000, which amount equals 110% of the $4,000,000 funding due to the Company at the Initial Closing, and (b) a Warrant exercisable for a number of Ordinary Shares determined in accordance with the Agreement, which is equal to 50% of the applicable funding amount.

On issuance, the Convertible Promissory Note had a fair value of $4,599,488 and matures on the twenty-four-month anniversary date of the issuance of such convertible promissory note (“Maturity Date”) and bears interest at a rate of 5% per annum.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Convertible Promissory Note is convertible by the Noteholder at any time prior to the Maturity Date at $1.85 per Ordinary Share (“Conversion Rate”).

As of December 31, 2025, the Convertible Promissory Note had a fair value of $4,599,488. See Note 2(m), Fair value measurement, for further details surrounding the fair value assumptions. The principal amount of $4,400,000 is still outstanding as of December 31, 2025, as no repayments were made during the period ended December 31, 2025.

The 1,081,081 Warrants expire at the earlier of five years from the exercise period and the liquidation of the Company, as defined in the Warrant Agreement. The warrant is treated as an equity instrument based on terms in the Warrant Agreement. The proceeds received for this transaction are allocated first to the Convertible Promissory Note and any residual proceeds are allocated to the Warrant.

Upon the issuance of Convertible Promissory Note and Warranty, cash of $4,000,000 was received. Convertible Promissory Note has a fair value of $4,599,488 and the Warrants were allocated a value of zero on issuance.

The Company estimates the fair value of its PIPE Convertible Notes using the Income Approach (Binomial Option Pricing Model). The fair value measurement incorporates both observable and unobservable inputs, classified as Level 3 within the fair value hierarchy.

The Convertible Notes were initially recognized on October 8, 2025, upon issuance.

As of October 8, 2025, and December 31, 2025, the key assumptions used in the valuation were as follows:

Key Assumptions	October 8, 2025	December 31, 2025
Stock Price (USD)	1.73	1.79
Risk-Free Rate (%)	3.517	3.413
Volatility Rate (%)	118.87	122.11
Bond Yield (%)	15.87	20.4

The fair value derived from the Binomial Option Pricing Model reflected changes in market conditions, including fluctuations in stock price, volatility, and credit risk. While the valuation as of December 31, 2025, incorporated updated assumptions, the resulting change in fair value was determined to be negligible.

Given the immaterial impact of the valuation changes on the financial statements, management has determined that no adjustment is necessary to the fair value of the Convertible Notes from the initial recognition date (October 8, 2025) through year-end (December 31, 2025).

13	Other financial assets and liabilities

On February 21, 2025, Currenc Group Inc. has signed a Securities Loan Agreement with Nogle Ventures Limited (“Nogle”) and Opus Investments Pte. Limited (“Opus”), shareholders of Currenc.Under the agreement, Nogle and Opus agreed to lend out 200,0000 and 1,900,000 Currenc Group Inc.’s share to Currenc, for the purpose of providing financial resources to pursue a planned AI data centre project in Johor, Malaysia. The 2,100,000 loaned shares are being deployed by 500,000 shares for consultancy services and 1,600,000 shares to be sold on market for project funding. The Company will evaluate whether the transfer of 500,000 shares to Ms. Tang constitutes a share-based payment arrangement under ASC 718.

The transaction was accounted for as a secured borrowing under ASC 860-30. The Company does not obtain effective control of the loaned shares and has an obligation to return equivalent shares to Nogle and Opus.

The shares held by the Company are recorded as Other financial assets. The shares obligation owe to Nogle and Opus are recorded under Other financial liabilities. Both assets and liabilities are initially measures at fair value based on the closing market price of the shares at the grant date. The assets and liabilities will be remeasured at fair value at the balance sheet date.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of other financial assets/(liabilities) during the period are as follows:

	Other financial assets	Other financial liabilities
	US$	US$
Balance as at February 21, 2025	3,969,000	(4,167,450)
Selling of shares for settlement of transaction fee	(343,198)	-
Fair value adjustment	(233,947)	220,500
Balance as at December 31, 2025	3,391,855	(3,946,950)

The securities loan agreement has not been extended and expired on February 21, 2026.

14	Revenue

	Years end December 31,
	2025	2024
	US$	US$
Timing of revenue recognition - at point in time
Remittance services
Fiat remittance	21,745,956	21,592,260
ODL remittance	430,517	880,171
Sales of Airtime	15,620,573	23,840,573
Other services	16,275	122,408
	37,813,323	46,435,412

15	Defined contribution plans

The Company contributes to an employment provident fund in respect of its employees in Hong Kong, Malaysia, and a central provision fund run by the Singapore government in respect of its employees in Singapore. The expenses related to these plans were US$807,155 and US$730,779 for the years ended December 31, 2025 and 2024, respectively.

16	Income tax

The Company’s loss before income tax consists of:

	Years ended December 31,
	2025	2024
	US$	US$

Malaysia	1,427,275	1,126,832
Indonesia	(445,886)	(723,350)
Hong Kong	(19,336,015)	(38,651,082)
Others	-	(859)
	(18,354,626)	(38,248,459)

The Company is incorporated in Cayman Islands and is not subject to corporate income tax under its relevant regulations.

For the Company’s subsidiaries incorporated in Hong Kong, they are subject to a corporate tax rate of 16.5% on the assessable profits arising from Hong Kong.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Company’s subsidiaries incorporated in United States, they are subject to a corporate tax rate of 21% on the assessable profits arising from United States.

For the Company’s subsidiaries incorporated in Malaysia, they are subject to corporate tax rate on 24% on the assessable profits arising from Malaysia.

For the Company’s subsidiaries incorporated in Indonesia, they are subject to a corporate tax rate of 22% on the assessable profits arising from Indonesia.

For the Company’s subsidiary incorporated in Singapore, it is subject to a corporate tax rate of 17% on the assessable profits arising from Singapore. No provision for Singapore profits tax has been made in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024.

For the Company’s subsidiary incorporated in United Kingdom, it is subject to a corporate tax rate of 19% on the assessable profits arising from United Kingdom. No provision for United Kingdom profits tax has been made in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024.

Income tax expense consists of:

	Years ended December 31,
	2025	2024
	US$	US$

Income tax expense	518,668	534,661
Deferred income tax benefit	(369,734)	43,642
	148,934	578,303

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the income before income tax in the consolidated statements of operations and comprehensive loss is as follows:

	Years ended December 31,
	2025	2024
	US$	US$

Income before income tax	(18,354,626)	(38,248,459)
Tax calculated at Hong Kong profits tax rate	(3,028,513)	(6,310,993)
Effect of different tax rates applicable to different jurisdictions	945,404	6,683,940
Income not subject to tax	(350,747)	(8,328,873)
Non-deductible expenses	2,177,744	7,273,262
Change in valuation allowance	399,308	1,041,756
Underprovision of current tax in the previous financial year	-	31,902
Tax effect on deductible temporary differences	-	7,946
Others	5,738	179,363
Income tax	148,934	578,303

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s deferred tax assets and liabilities as of December 31, 2025 and 2024 are attributable to the following:

	December 31,
	2025	2024
	US$	US$
Deferred tax assets
Tax losses carried forward	335,013	8,193,135
Equipment	(95,456)	(82,885)
Accrued expenses	330,116	419,001
Others	7,719	82,657
	577,392	8,611,908
Valuation allowance	(345,310)	(8,269,086)
Total deferred tax assets	232,082	342,822

Deferred tax liabilities
Fixed assets
Intangible assets	(507,141)	(876,875)
Others	(1,425)	(37)
Total deferred tax liabilities	(508,566)	(876,912)

Net deferred tax liabilities	(276,484)	(534,090)

As of December 31, 2025 and 2024, management has recorded a valuation allowance on certain deferred tax assets where management believes that after considering all of the available evidence, it is more likely than not that some portion or all will not be realized in the foreseeable future. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences and carry forwards become deductible.

As of December 31, 2025 and 2024, the accumulated tax losses of subsidiaries can be carried forward to offset against future taxable profits. The tax loss for the subsidiary incorporated in Hong Kong is US$1,101,536 and US$66,424 as of December 31, 2025 and 2024, respectively, which can be carried forward indefinitely.

As of December 31, 2025, the accumulated tax losses of subsidiaries can be carried forward to offset against future taxable profits. The tax loss for the subsidiary incorporated in The United States is US$223,357 as of December 31, 2025, respectively, which can be carried forward indefinitely.

As of December 31, 2024 and 2023, the accumulated tax losses of subsidiaries can be carried forward to offset against future taxable profits. The tax loss for the subsidiary incorporated in Singapore is US$89,125 and US$73,524 as of December 31, 2025 and 2024, respectively, which can be carried forward indefinitely.

The tax loss in the subsidiary incorporated in United Kingdom is US$494,810 and US$523,676 as of December 31, 2025 and 2024, respectively, which can be carried forward indefinitely.

The tax loss in the subsidiaries incorporated in Indonesia is US$1,776,582 and US$2,099,326 as of December 31, 2025 and 2024, respectively, which will expire, if unused, in five years.

The tax loss in the subsidiaries incorporated in Malaysia is US$Nil and US$Nil as of December 31, 2025 and 2024, respectively.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	Segments

	Years ended December 31,
	2025	2024
	US$	US$
Revenue
Remittance services
Fiat remittance	21,745,956	21,592,260
ODL remittance	430,517	880,171
Sales of Airtime	15,620,573	23,840,573
Other services	16,275	122,408
	37,813,323	46,435,412

	Years ended December 31,
	2025	2024
	US$	US$
Cost of sales
Remittance services	(7,911,327)	(9,475,812)
Sales of Airtime	(14,185,775)	(21,999,692)
Other services	(299,794)	(367,963)
	(22,396,896)	(31,843,467)

	Years ended December 31,
	2025	2024
	US$	US$
Gross Profit
Remittance services	14,265,148	12,996,619
Sales of Airtime	1,434,798	1,840,881
Other services	(283,519)	(245,555)
	15,416,427	14,591,945

The following table sets forth the Expenditures for additions to long-lived assets other than goodwill and acquired intangible assets:

	December 31,
	2025	2024
	US$	US$
Remittance services expense	477,631	582,256
Sales of Airtime	-	-
Other services	-	-
	477,631	582,256

The following table sets forth the revenues by geographical area:

	Years ended December 31,
	2025	2024
	US$	US$
Revenue
Hong Kong	-	4,370,290
Malaysia	30,134,953	27,560,318
Indonesia	7,678,370	14,504,804
	37,813,323	46,435,412

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	December 31,
	2025	2024
	US$	US$
Long-lived assets other than goodwill and acquired intangible assets
Hong Kong	6,175	-
Malaysia	1,197,668	1,352,906
Indonesia	33,521	51,854
	1,237,364	1,404,760

Add: Non-disclose items
Investment in an equity security	-	-
Deferred tax assets	232,082	342,822
Goodwill	9,727,871	12,059,428
Acquired intangible assets	1,845,560	3,386,117
	11,805,513	15,788,367

The following table sets forth the goodwill by reportable segments:

	December 31,
	2025	2024
	US$	US$
Remittance services	3,419,935	3,419,935
Sales of Airtime	6,307,936	8,639,493
	9,727,871	12,059,428

18	Related party transactions

(a)	Related parties

Name of related parties	Relationship with the Company
Mr. Alexander Kong	Chairman of Seamless Group
Regal Planet Limited	Ultimate holding company
Sino Dynamic Solutions Limited	Company controlled by a director of the Company
PT Walletku Indompet Indonesia	Investment held indirectly by the Company
Ripple Labs Singapore Pte. Ltd.	Minority 40% owner of Tranglo
Ripple Services, Inc.	Minority 40% owner of Tranglo

(b)	The Company had the following significant related party transactions for the years ended December 31, 2025 and 2024, respectively:

	Years ended December 31,
	2025	2024
	US$	US$
Sino Dynamic Solutions Limited
Purchase of intangible assets	-	1,439,045
Support and maintenance costs	-	606,857

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A Pay-Out Support Agreement (the “Agreement”) between Ripple Services, Inc. and Tranglo was entered into on March 10, 2021. According to the Agreement, Tranglo agreed to integrate with RippleNet and On Demand Liquidity (collectively the Ripple Solution) which are developed by Ripple for facilitating cross-border payments, and act as the service provider of Ripple. Under the Agreement, Tranglo’s remittance partners can choose to adopt the use of XRP provided by On-Demand Liquidity facility for prefunding purposes. Both Ripple and Tranglo agreed to make use of the Programmatic Liquidation system for liquidation of XRP as received by Tranglo for prefunding purposes into USD or other fiat currencies. Under the Agreement, Ripple guarantees that Tranglo will receive the agreed amount of fiat currencies from the liquidation of XRP on every agreed XRP prefunding arrangement, and that any shortfall in the liquidation process will be covered by Ripple. In exchnage, Tranglo has to offer certain discounts on transaction fees and foreign exchange fees for the remittance partners who adopt the On-Demand Liquidity services of Ripple Solution and use XRP for prefunding transactions.

Ripple Labs Singapore Pte. Ltd. and Tranglo entered into a Master XRP Commitment to Sell Agreement on March 11, 2022, which was subsequently amended in 2022 and 2023 (referred to as the “Tranglo Commitment to Sell Agreement”). Pursuant to the Tranglo Commitment to Sell Agreement, Tranglo can execute ODL transactions in which Ripple Labs Singapore Pte. Ltd will make available via automated wallet funding service (“AWF”) up to $50,000,000 worth of XRP for working capital purposes. Under the Tranglo Commitment to Sell Agreement, Ripple Labs Singapore Pte. Ltd deposits certain amounts of XRP into Tranglo’s crypto wallet. The Tranglo Commitment to Sell Agreement stipulates that the legal title and rights to the XRP deposited in Tranglo’s crypto wallet belong to Ripple Labs Singapore Pte. Ltd. Under the Tranglo Commitment to Sell Agreement, Tranglo agrees to transfer XRP in its crypto wallet as provided by Ripple Labs Singapore Pte. Ltd in its bailment account to Tranglo for prefunding purposes. In exchange for obtaining the XRP, Tranglo has the obligation to repay the amount of fiat currency as agreed in the ODL transaction to Ripple Labs Singapore Pte. Ltd.

The balance of deposits of XRP in Tranglo’s crypto wallet as of December 31, 2024 was approximately $3.8 million, respectively. A maximum limit of $50.0 million is included in the Tranglo Commitment to Sell Agreement.

Ripple Labs Singapore Pte. Ltd. and GEA also entered into a Master XRP Commitment to Sell Agreement on September 12, 2022 (referred to as the “GEA Commitment to Sell Agreement”), when GEA was onboarded as an ODL RP. Pursuant to the GEA Commitment to Sell Agreement, GEA can execute ODL transactions. Under the GEA Commitment to Sell Agreement, Ripple Labs Singapore Pte. Ltd deposits certain amounts of XRP into the account of its ODL RP (i.e., the crypto wallet of GEA). The GEA Commitment to Sell Agreement stipulates that the legal title and rights to the XRP deposited in GEA’s crypto wallet belong to Ripple Labs Singapore Pte. Ltd. Under the GEA Commitment to Sell Agreement, GEA agrees to transfer XRP in its crypto wallet as provided by Ripple Labs Singapore Pte. Ltd in its bailment account to Tranglo for prefunding purposes. Once the XRP transfer is confirmed, the legal title of that XRP will be transferred from Ripple Labs Singapore Pte. Ltd to GEA. Also, in exchange for obtaining the XRP, GEA has the obligation to repay the amount of fiat currency as agreed in the ODL transaction to Ripple Labs Singapore Pte. Ltd. Ripple Labs Singapore Pte. Ltd and GEA also entered into a Line of Credit and related addendums in connection with the GEA Commitment to Sell Agreement, under which Ripple Labs Singapore Pte. Ltd provided to GEA a $5 million credit facility for a two-year term, providing GEA with the resources to aggressively promote the use of ODL services.

The balance of deposits of XRP in GEA’s crypto wallet was zero as of December 31, 2025 and 2024. There is no maximum limit included in the GEA Commitment to Sell Agreement.

Under the Master XRP Commitment to Sell Agreement signed between Ripple and GEA Limited, Ripple will make available XRP for GEA. GEA can choose to adopt the use of XRP provided by Ripple’s On-Demand Liquidity facility for prefunding purposes. Each withdrawal of XRP shall be converted into a USD purchase price based on mutually agreed upon rate quote. XRP will be sent to Tranglo for liquidation of XRP into USD by Programmatic Liquidation system for prefunding transactions.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The total dollar value of the ODL remittance partner transactions related to the XRP that was drawn down in the prefunding arrangements for the years ended December 31, 2025 and 2024 are approximately $754.4 million and $230.5 million, respectively. Revenues for Tranglo generated from the ODL remittance for the years ended December 31, 2025 and 2024 are approximately $0.4 million and $0.9 million, respectively. Amounts settled to Ripple for the years ended December 31, 2025 and 2024 are approximately $664.6 million and $810.4 million, respectively. Amounts settled to Ripple by GEA Limited for ODL prefunding transactions while acting as the ODL RP for the years ended December 31, 2025 and 2024 are approximately $Nil and $Nil million, respectively. Amounts settled to Ripple by Tranglo which had made use of the ODL services while acting as the remittance hub for the years ended December 31, 2025 and 2024 were approximately $664.6 million and $810.4 million, respectively. ODL balance with Ripple has been disclosed in the related party balance note below.

(c)	The Company had the following related party balances as of December 31, 2025 and 2024:

	December 31,
	2025	2024
	US$	US$
Amounts due from related parties	1,024,822	560,823

Amounts due to related parties
Regal Planet Limited	-	48,538,334
GEA Limited	-	10,443,375
Mr. Alexander Kong	1,318,507	2,025,547
Ripple Lab Inc.	11,955,751	4,985,988
Others	803,675	1,703,830
	14,077,933	67,697,074

On August 6, 2025, the Company has entered into a share purchase agreement with Alexander King Ong Kong (“Mr. Kong”) and Regal Planet Limited (“Regal Planet”), Under the agreement, a $54.6 million Shares-for-Debt Transaction will be executed and the Company will issue an aggregate of 35,653,995 ordinary shares at a price per share equal to $1.53, which was the official Nasdaq closing price as of immediately prior to the execution of the definitive transaction documents, to Mr. Kong and Regal Planet to settle in full the current outstanding related party loans. Upon signing the agreement, Mr. Kong and Regal Planet has agreed to extinguish the debt owed to them. Management exercised judgement in concluding that the execution of the SPA on August 6, 2025 constituted a binding commitment, resulting in the derecognition of the related party loans and recognition of APIC as of that date.

The amounts due from/to related parties are unsecured, interest-free and repayable on demand, except for the balance with Ripple, which is interest free for one week. Interest paid to Ripple for the year ended December 2025 and 2024 is US$Nil and US$303,677, respectively. The transactions occur in the course of the Company’s operations.

Borrowings arising from transactions with related parties are described in Note 9.

19	Commitments and Contingencies

Registration Rights

The holders of the Private Placement Warrants (and underlying securities) will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of Initial Public Offering. The holders of a majority of these securities are entitled to make up to three demands that the Company register such securities. Notwithstanding anything to the contrary, the underwriter (and/or its designees) may only make a demand registration (i) on one occasion and (ii) during the five year period beginning on the effective date of the Initial Public Offering. The holders of a majority of the Private Placement Warrants (and underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Notwithstanding anything to the contrary, the underwriter (and/or its designees) may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the Initial Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding anything to the contrary, under FINRA Rule 5110, the underwriter and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five-year period beginning on the effective date of the registration statement relating to the Initial Public Offering, and the underwriter and/or its designees may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the registration statement relating to the Initial Public Offering.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lock-up Agreements

On August 30, 2024, INFINT entered into Lock-Up Agreements (the “Lock-up Agreements”) by and between INFINT and certain shareholders of Seamless (such shareholders, the “Company Holders”), pursuant to which, among other things, each Company Holder agreed not to, during the Lock-up Period (as defined below), lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase an option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares issued to such Company Holder in connection with the Business Combination (the “Lock-up Shares”), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares, or publicly disclose the intention to do any of the foregoing, whether any of these transactions are to be settled by delivery of any such shares or other securities, in cash, or otherwise, subject to limited exceptions. As used herein, “Lock-Up Period” means the period commencing on the date of the Closing and ending on the earlier of: (i) six months after the Closing and (ii) the date after the Closing on which Currenc consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Currenc’s shareholders having the right to exchange their Currenc ordinary shares for cash, securities or other property.

The foregoing description of the Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the form of the Lock-Up Agreement.

In connection with the Closing, in order to meet Nasdaq unrestricted public float requirements, the parties agreed to waive lock-up restrictions on 2,100,000 shares held by the Sponsor.

Registration Rights Agreement

In connection with the Closing, on August 30, 2024, INFINT and certain existing shareholders of INFINT and Seamless (such parties, the “Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”) to provide for the registration of Currenc’s ordinary shares issued to them in connection with the Business Combination. The Holders are entitled “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination, subject to certain requirements and customary conditions. Currenc will bear the expenses incurred in connection with the filing of any such registration statements.

Right of First Refusal

For a period beginning on the closing of the Initial Public Offering and ending 12 months from the closing of a Business Combination, the Company has granted EF Hutton a right of first refusal to act as lead-left book running manager and lead left manager for any and all future private or public equity, convertible and debt offerings during such period. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of the Initial Public Offering.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other Commitments and Contingencies

The Company believes, other than as disclosed herein, there are no other commitments or contingencies arising from the normal course of business or any legal proceedings that require recognition or disclosure in the condensed consolidated financial statements. On August 17, 2024, Ripple Markets APAC Pte. Ltd., the successor to Ripple Labs Singapore Pte. Ltd. (“RMA”), sent a default letter to GEA demanding payment totaling $27,257,540.64, and sent a demand letter to Seamless, as guarantor, for the full amount of the payment by August 19, 2024. On August 19, 2024, RMA filed a claim in Singapore naming Seamless and demanding that the defendants, jointly and severally, pay the demanded payment plus late payments and certain costs. The Company has engaged legal representatives to defend the claim.

After writing to RMA’s solicitors on 27 March 2025 to propose terms of settlement and a solicitors-only meeting, RMA’s solicitors have replied on 2 April 2025 to state that they are not agreeable to any of the proposed terms of settlement, and declined to have a solicitors-only meeting.

As at December 31, 2025, legal representative has an evaluation of the outcome of the above legal case that if both parties do not reach an out-of-court settlement, the likelihood of an unfavourable outcome to Seamless would be uncertain but the view it is moderate to likely. The total liable sum would be ranged from $19 million to $24 million, as well as late charges, and costs on an indemnity basis.

Due to the final liable sum is yet to be determined and the claim is a four party claim, where the amount liable by each party is still an unknown. Management has considered that the loss to be reasonably possible, provided that the potential exposure of Seamless is still highly uncertain and difficult to estimate.

A full provision of the above mentioned amount has been provided by GEA Limited. Seamless has subsequently divested GEA.

20	Shareholders’ Equity (Deficit)

Ordinary Shares — The Company is authorized to issue 555,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share. At December 31, 2025 and December 31, 2024, there were 76,611,444 and 46,527,999 ordinary shares issued and outstanding, respectively (reflecting retroactive application of recapitalization).

Warrants —The Public Warrants will become exercisable on the later of 30 days after the consummation of a Business Combination and 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any ordinary share pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the ordinary share issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration or such issuance is deemed to be exempt under the Securities Act and the securities laws of the state of residence of the registered holder of the warrants.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	at any time after the warrants become exercisable,
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants.

CURRENC GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary share issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of ordinary share at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional ordinary share or equity-linked securities in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary share during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

On June 25, 2025, the Company consummated the transactions contemplated by the Warrant Exchange Agreement, dated June 20. 2025, between the Company and Alta Partners, LLC, pursuant to which the Company exchanged 518,934 of the Company`s warrants for 86,489 Ordinary Shares.

The Private Placement Warrants, as well as up to 1,500,000 warrants underlying additional Private Placement Warrants the Company issues to the Sponsor, officers, directors, initial shareholders or their affiliates in payment of Working Capital Loans made to the Company, will be identical to the warrants underlying the Units being offered in the Initial Public Offering. Pursuant to the agreement that the Company has entered into with the holders of the Private Placement Warrants, the Private Placement Warrants may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Company’s initial Business Combination.

At December 31, 2025, there were 9,480,989 Public Warrants outstanding and 7,796,842 Private Placement Warrants outstanding, respectively. At December 31, 2025, there were 136,110 PIPE Warrants and 1,081,081 Convertible Note Warrants outstanding (see Note 12, Convertible bonds and notes, for additional information).

At December 31, 2024, there were 9,999,940 Public Warrants outstanding and 7,796,842 Private Placement Warrants outstanding, respectively. At December 31, 2024, there were 136,110 PIPE Warrants outstanding (see Note 12, Convertible bonds and notes, for additional information). The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants, Private Placement Warrants and PIPE Warrants issued pursuant to their respective warrant agreement qualify for equity accounting treatment.

21	Subsequent events

As disclosed in Note 9, the outstanding settlement balance as of December 31, 2025 was approximately $2.1 million. On March 18, 2026, the parties amended the settlement agreement. The Company agreed to pay $250,000 per month (comprising $200,000 principal and $50,000 extension fee) until the remaining balance is fully settled. D. Boral Capital LLC agreed to forbear from enforcing its rights and remedies. The remaining balance becomes due within three (3) business days upon completion of the disposal of Tranglo Sdn. Bhd. and receipt of related proceeds. Subsequent to December 31, 2025, the Company made payments of $20,000 in January 2026 and $60,000 in April 2026 but remained unable to fully comply with the revised schedule.

As disclosed in Note 18, the Company entered into a Share Purchase Agreement on August 6, 2025 to settle the related party loans through the issuance of ordinary shares. On March 17, 2026, the Company completed the issuance of 35,653,995 ordinary shares to Mr. Kong and Regal Planet pursuant to the agreement. No adjustments to the December 31, 2025 financial statements were required.

On January 2, 2026, the Company announced that it has entered into a share purchase agreement to divest its 60% controlling interest in Tranglo Sdn. Bhd. (“Tranglo”) to New Margin Holding Limited. Under the terms of the agreement, Currenc will divest 100,465 ordinary shares of Tranglo, representing 60% of Tranglo’s total issued share capital, for an aggregate purchase price of US$400 million, payable entirely in cash. Completion of the transaction is subject to the satisfaction of customary closing conditions, including the receipt of required regulatory approvals in relevant jurisdictions, as well as the completion of applicable shareholder processes under existing arrangements. The transaction is expected to close following the satisfaction or waiver of these conditions in accordance with the terms of the agreement.

On January 8, 2026, Seamless has entered into a loan agreement with Moca Services Limited, a third party. The loan amount is $1,500,000. The loan is used for working capital purposes.

On January 31, 2026, the company has reached a settlement agreement with a promissory note holder. The original outstanding amount to the promissory note holder was $1,100,000, Under the settlement agreement, an aggregate amount of $100,000 paid to the holder in complete satisfaction of the whole promissory note obligation.

On February 19, 2026, the Company approved the settlement of fees payable to its legal counsel, the Law Office of N. David Thomas, in connection with services rendered under an engagement agreement relating to a legal matter resolved with Greenberg Traurig, LLP. The Board initially authorized the issuance of US$100,000 in ordinary shares as partial settlement of the obligation. Subsequently, on April 18, 2026, this authorization was rescinded and replaced with the approval of 59,524 Restricted Stock Units (“RSUs”) under the Company’s 2024 Equity Incentive Plan as partial settlement of the obligation.

On March 31, 2026, the Board of Directors authorized the tokenization and digital representation of up to 116,476,871 of the Company’s existing issued and outstanding ordinary shares through a digital registry administered by Securitize Transfer Agent LLC. The authorization does not involve the issuance of new shares or any change in the Company’s authorized, issued, or outstanding share capital and had no impact on the accompanying financial statements as of December 31, 2025. On April 8, 2026, the digital platform became operational, enabling eligible shareholders to hold their existing shares in digital wallet form. The tokenization does not affect legal ownership or the Company’s issued and outstanding share capital. Subsequent to April 8, 2026, shares may be held in either traditional custody or digital wallet form within the platform, representing custody and record-keeping changes only.

